ANNUAL INFORMATION FORM

of

B2GOLD CORP.

March 29, 2016

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	91
TRANSFER AGENT AND REGISTRAR	91
MATERIAL CONTRACTS	91
INTERESTS OF EXPERTS	91
ADDITIONAL INFORMATION	92
SCHEDULE A AUDIT COMMITTEE CHARTER	A-1

B2GOLD CORP.
ANNUAL INFORMATION FORM

INTRODUCTORY NOTES

Date of Information

In this Annual Information Form (“Annual Information Form”), B2Gold Corp., together with its subsidiaries, as the context requires, is referred to as “we”, “our”, “us” or “B2Gold”. All information contained in this Annual Information Form is as at December 31, 2015, unless otherwise stated, being the date of our most recently completed financial year, and the use of the present tense and of the words “is”, “are”, “current”, “currently”, “presently”, “now” and similar expressions in this Annual Information Form is to be construed as referring to information given as of that date.

Cautionary Note Regarding Forward-Looking Information

This Annual Information Form includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. When we discuss our strategy, plans, outlook, future financial and operating performance, financing plans, growth in cash flow and operating margins, targets and expected, planned or budgeted production, results of exploration (including targets) and related expenses, or other events that have not yet happened, we are making forward-looking statements. Estimates of Mineral Resources and Mineral Reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this Annual Information Form that address events or developments that we expect to occur in the future are forward-looking statements, including projections of future financial and operational performance; statements with respect to future events or future performance; production estimates; anticipated operating and production costs and revenue; estimates of capital expenditures; future demand for and prices of commodities and currencies; and statements regarding anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties, including finalizing the negotiation of an establishment convention and the structuring and ownership of the exploitation company that will hold the Fekola Project with the Government of Mali; the construction of, and the potential development and potential production from, the Fekola Project; the Fekola Project being on schedule to commence gold production in late 2017; the completion, terms, receipt and use of funds and effect of prepaid gold sales, the Facility (as defined on page 9 herein) and the increased Otjikoto equipment loan facility; the entering into of additional prepaid gold sales arrangements; satisfaction of conditions precedent, including the completion and terms of definitive documentation, and completion and funding under the Facility and the Otjikoto equipment facility; projections regarding future production and production costs; the impact of the new Burkinabe Mining Code on the Kiaka Project; the projections included in existing technical reports, economic assessments, feasibility studies and geological models and the completion of new studies, including updated life of mine plans; statements regarding planned upgrades and increases to throughput capacity at our mines; the potential for expansion of mineral resources and mineral reserves or conversion of mineral resources and mineral reserves from one category to another; the potential for expansion of production capacity, including the cost reduction and continued ramp up, improvements and expansion of gold production at the Otjikoto Mine and development of the adjacent Wolfshag zone; the upgrade of the Masbate plant; expansion options for the Masbate Gold Project; the completion of permitting and resettlement activities in respect of the Jabali Antenna Pit; production from the Jabali Antenna Pit and increased production at La Libertad Mine; projected capital investments and exploration; the adequacy of capital, financing needs and the potential availability of and potential for receiving further commitments under the New Credit Facility (as defined on page 8 herein); the potential availability of flexible financing arrangements; and the potential value of acquisitions.

Forward-looking information is necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors, many of which are beyond our ability to control, that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, without limitation, gold and other metal price volatility; risks of not achieving production, cost or other estimates; risks and uncertainties associated with mineral exploration and development; discrepancies between actual and estimated Mineral Reserves and Mineral Resources and metallurgical recoveries; various political, economic and other risks associated with conducting operations in several different countries; fluctuations in the price and availability of infrastructure and energy and other commodities; inherent hazards and risks associated with mining operations, including accidents; risks associated with hedging activities and ore purchase commitments; risks of obtaining and maintaining necessary licenses, permits and approvals from various governmental authorities; risks related to compliance with environmental regulations and environmental hazards; risks related to compliance with stringent laws and regulations and the effect of changes in law and regulatory environment; risks associated with joint ventures; risks associated with our minority shareholdings in the entity that owns the Masbate Gold Project; our ability to continually obtain additional Mineral Reserves for production of gold; the inability to identify appropriate acquisition targets or complete desirable acquisitions or the failure to integrate businesses and assets that we have acquired or may acquire in the future; risks associated with our use of information publicly disclosed by the former owners of our mines and property interests; fluctuations in foreign currency exchange rates; ability to obtain additional financing; uncertainty relating to the outcome of our negotiations with the Government of Mali; political, economic and other uncertainties in certain jurisdictions where we have property interests and conduct exploration and development activities; our ability to successfully establish mining operations or the actual cost and timing to establish mining operations at the Fekola Project; actual production, development plans and costs of the Fekola Project may differ from estimates; risks associated with our property interests and exploration activities in developing countries; inability to comply with Philippines regulations related to ownership of natural resources and operation, management and control of our business; labour disputes; risks related to community relations and community action; reliance on outside contractors to conduct certain mining and exploration activities; adverse weather and climate issues; disruptions arising from conflicts with small scale miners in certain countries; defective title to mineral claims, surface rights or property or challenges over mineral rights relating to our properties; loss of key personnel and our inability to attract and retain qualified personnel; risks associated with our Common Shares; failures of information systems or information security threats; potential losses, liabilities and damages related to our business which are uninsured or uninsurable; competition with other mining companies; risks associated with litigation; volatility of global financial conditions; taxation, including changes in tax laws and interpretation of tax laws; difficulty in achieving and maintaining the adequacy of internal control over financial reporting as required by the Sarbanes-Oxley Act; risks related to Aboriginal and local community title claims and related consultation rights; and inability to comply with anti-corruption laws and regulations, as well as other risks, uncertainties and other factors, including, without limitation, those referred to in this Annual Information Form under the heading “Risk Factors” and elsewhere herein.

Forward-looking statements are not a guarantee of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this Annual Information Form are qualified by these cautionary statements.

Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking statements, there may be other factors that cause actual results to differ materially from those which are anticipated, estimated, or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. You should not place undue reliance on forward-looking statements. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date of this Annual Information Form, and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as may be required by applicable securities laws.

Currency and Exchange Rate Information

The financial statements included herein are reported in U.S. dollars. A reference in this Annual Information Form to:

•	“C$” is to the lawful currency of Canada;

•	“N$” is to the lawful currency of Namibia;

•	“Rand” is the lawful currency of South Africa;

•	“Córdobas” is to the lawful currency of Nicaragua;

•	“PHP” is to the lawful currency of the Philippines;

•	“CFA franc” is the lawful currency of Mali and Burkina Faso; and

•	“$” or “US$” is to the lawful currency of the United States.

The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period. These rates are based on the Bank of Canada noon spot rate of exchange.

Fiscal Year Ended December 31,

	2013	2014	2015
Rate at the end of period	US$0.9402	US$0.8620	US$0.7225
Average rate during period	US$0.9710	US$0.9054	US$0.7820
Highest rate during period	US$1.0164	US$0.9422	US$0.8527
Lowest rate during period	US$0.9348	US$0.8589	US$0.7148

On March 24, 2016, the noon rate of exchange for one Canadian dollar in United States dollars as reported by the Bank of Canada was C$1.00 = US$0.7536.

Technical Information and Cautionary Note for United States Readers

The disclosure included in this Annual Information Form uses Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserve and Mineral Resources estimates are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council – Definitions adopted by CIM Council on May 10, 2014 (the “CIM Standards”), which were adopted by the Canadian Securities Administrators’ (“CSA”) National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the CSA that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Standards:

A Modifying Factor or Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Unless otherwise indicated, all of our Mineral Reserves and Mineral Resources included in this Annual Information Form have been prepared in accordance with NI 43-101. Canadian standards for public disclosure of scientific and technical information concerning mineral projects differ significantly from the requirements of U.S. securities laws. Resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and CIM standards. These definitions differ from the definitions in the United States Securities and Exchange Commission’s (the “SEC”) Industry Guide 7 (“Guide 7”) under the U.S. Securities Act of 1933, as amended. Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Under Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or that they can be mined economically or legally. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Inferred Mineral Resource will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or that it can be economically or legally mined. Further, while NI 43-101 permits companies to disclose economic projections contained in pre-feasibility studies and preliminary economic assessments, which are not based on "reserves", U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian reporting standards; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Information Form contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The term “Qualified Person” as used in this Annual Information Form means a Qualified Person as that term is defined in NI 43-101.

CORPORATE STRUCTURE

Name, Address and Incorporation

We were incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on November 30, 2006. Our head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1 and our registered office is located at 1600-925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

Intercorporate Relationships

A significant portion of our business is carried on through our subsidiaries. A chart showing the names of our material subsidiaries and subsidiaries holding the mineral projects described in this Annual Information Form and their respective jurisdiction of incorporation is set out below:

Notes:
(1)	All ownership of subsidiaries is 100% unless indicated. Certain subsidiaries are indirectly owned by us through wholly-owned subsidiaries not reflected above.
(2)	Colombian branches are not separate legal entities.
(3)

It is anticipated that the Fekola Project will be transferred to Fekola S.A. in connection with the State of Mali acquiring an ownership interest in such project. Please see “Material Properties – Fekola Project – Property Description, Location and Access”, for further information regarding the anticipated ownership of the Fekola Project.

GENERAL DEVELOPMENT OF THE BUSINESS

We are a Vancouver-based gold producer with four operating mines (two mines in Nicaragua, one mine in the Philippines and one mine in Namibia) and one mine under construction in Mali. In addition, we have a portfolio of other evaluation and exploration projects in several countries including Mali, Colombia, Burkina Faso, Finland, Chile and Nicaragua. Our material mineral properties consist of the following three mines and one mine under construction:

•	Otjikoto mine (90% ownership), an open pit, and potential underground, gold mine located approximately 300 kilometres (“km”) north of Windhoek, the capital of Namibia (“Otjikoto Mine”);

•	Masbate mine (ownership as described in “Material Properties – Masbate Gold Project” below), an open pit gold mine, located near the northern tip of the island of Masbate, 360 km south-east of Manila, the capital of the Philippines (“Masbate Gold Project”);

•	La Libertad mine (100% ownership), an open pit gold mine located 110 km due east of Managua, and 32 km northeast of Juigalpa, Nicaragua (“La Libertad Mine”); and

•	Fekola gold project (ownership as described in “Material Properties – Fekola Project” below), an open pit gold mine under construction located approximately 40 km south of the city of Kéniéba, Mali (“Fekola Project”).

Our other principal assets consist of the following mine and two projects:

•	Limon mine (95% ownership), an underground gold mine located in northwestern Nicaragua, approximately 100 km northwest of Managua, the capital of Nicaragua (“Limon Mine”);

•	Kiaka project (81% ownership), a gold project, located 140 km southeast of Ouagadougou, the capital of Burkina Faso (“Kiaka Project”); and

•	Gramalote project (49% interest as at December 31, 2015, as described in “Other Properties – Gramalote Project” below) a gold project located 230 km northwest of Bogota, the capital of Colombia (“Gramalote Project”).

We hold other assets in Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Chile, Colombia and Finland as part of our continuing operations.

Three Year History

Over the three most recently completed financial years, the significant events described below contributed to the development of our business.

2013 Developments

The results of a Feasibility Study for the Otjikoto Mine were announced on January 10, 2013, demonstrating robust economic indicators for the Otjikoto Mine. Construction on the Otjikoto Mine commenced in January 2013 and the first gold pour was completed in December 2014. See “Material Properties – Otjikoto Mine” below for updated and additional information.

On April 12, 2013, we entered into a fully underwritten $150 million secured credit facility (the “Previous Credit Facility”). Macquarie Bank Limited (“Macquarie”) is the Sole Underwriter and the Facility Agent for the Previous Credit Facility. The syndicate included HSBC Securities (USA) Inc., as a Lead Arranger, and HSBC Bank USA, National Association committed to fund $50 million of the Previous Credit Facility. The Previous Credit Facility was comprised of three tranches of $50 million each for a total of $150 million and replaced our existing $25 million revolving credit facility with Macquarie.

On June 7, 2013, our Common Shares commenced trading on the NYSE MKT under the symbol “BTG”.

On August 23, 2013, we completed a private placement offering of $258.75 million aggregate principal amount of 3.25% convertible senior subordinated notes due October 1, 2018 (the “Notes”), which included the exercise in full by the initial purchasers of their option to purchase an additional $33.75 million of the Notes to cover over-allotments. In connection with the offering, we entered into an indenture with U.S. Bank National Association, as trustee, governing the Notes (the “Note Indenture”). The initial conversion rate for the Notes is 254.2912 Common Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.93 per Common Share. The net proceeds from the sale of the Notes were used for general corporate purposes.

On December 20, 2013, we acquired all of the issued and outstanding shares of Volta Resources Inc. (“Volta”) in accordance with the terms of an arrangement agreement between Volta and B2Gold and a plan of arrangement under the Business Corporations Act (Ontario) (the “Volta Arrangement”). On completion of the Volta Arrangement, Volta became our wholly-owned subsidiary and all of the issued and outstanding common shares of Volta were transferred to us in consideration for the issuance by us of 0.15 of a Common Share for each Volta common share held. All of the outstanding options of Volta were exchanged under the Volta Arrangement and the holders of the Volta options received options to purchase Common Shares based on the same exchange ratio. In connection with the acquisition, we issued an aggregate of 23,331,805 Common Shares to the former shareholders of Volta and authorized the issuance of an additional 2,079,000 Common Shares upon the exercise of the stock options held by the former Volta option holders. The acquisition of Volta added the Kiaka Project in Burkina Faso, Africa to our project portfolio, as well as four additional exploration projects in Burkina Faso and exploration projects in Ghana.

2014 Developments

On October 3, 2014, we acquired 100% of the ordinary shares of Papillon Resources Limited, now referred to as Papillon Resources Pty Ltd. (“Papillon”) by way of an Australian scheme of arrangement. The scheme of arrangement was carried out pursuant to the terms and conditions contained in a merger implementation agreement dated June 3, 2014 between us and Papillon. On completion of the transaction, Papillon became our wholly-owned subsidiary and all of the issued and outstanding ordinary shares of Papillon were transferred to us in consideration for the issuance by us to former shareholders of Papillon of 0.661 of a Common Share for each Papillon ordinary share held. We also issued Common Shares to Papillon optionholders as consideration for the cancellation of their Papillon stock options based on the in-the-money amount of such Papillon options. In connection with the closing of the transaction, we issued an aggregate of 237,390,819 Common Shares to the former Papillon shareholders and optionholders. The acquisition of Papillon added the Fekola Project in Mali to our property portfolio. See “Material Properties – Fekola Project” below.

On December 11, 2014, we announced that the first gold pour had occurred at the Otjikoto Mine, ahead of schedule.

2015 Developments

In February 2015, we began early earthworks activities at the Fekola Project.

On February 18, 2015, we entered into a binding letter agreement with Arena Mineral Inc. setting out the terms of our option to acquire up to a 60% interest in the Pampa Paciencia and Cerro Barco properties, which comprise a portion of the Atacama copper project located in Region II near the town of Antofagasta, Chile, upon certain payments and expenditures being made over a period of three years.

On February 28, 2015, the Otjikoto Mine achieved commercial production, ahead of schedule.

On May 20, 2015, as amended March 11, 2016, we entered into a new $350 million revolving credit facility (the “New Credit Facility”) with a syndicate of international banks. The New Credit Facility also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $450 million any time prior to the maturity date. HSBC, as sole lead arranger and sole bookrunner, is the administrative agent. The syndicate includes The Bank of Nova Scotia, Société Générale and ING Bank N.V, as mandated lead arrangers. Proceeds from the New Credit Facility were used to repay our Previous Credit Facility and for general corporate purposes. The New Credit Facility bears interest on a sliding scale of between Libor plus 2.25% to 3.25% based on our consolidated net leverage ratio. The term for the New Credit Facility is four years, maturing on May 20, 2019, except that it shall become due on July 1, 2018 in the event that our Notes remain outstanding or the maturity date of the Notes has not been extended to at least 90 days after May 20, 2019. Upon closing of the New Credit Facility, an initial drawdown of $150 million was made which was used to repay the cumulative amount drawn under our Previous Credit Facility. Subsequent drawdowns of $75 million and $50 million were made for general corporate purposes. As of the date of this Annual Information Form, $75 million remains available for drawdown under the New Credit Facility.

The results of an optimized Feasibility Study for the Fekola Project were announced on June 11, 2015, demonstrating robust economic indicators for the Fekola Project. See “Material Properties – Fekola Project” below for additional information.

On August 10, 2015, we entered into a binding letter agreement with Aurion Resources Ltd. (“Aurion”) setting out the terms of our option to acquire up to a 75% interest in the Kutuvuoma, Ahvenjarvi, Piko-Mustavaara, Palovaara and Soretiavuoma properties located in Finland (the “Finland Properties”), upon certain payments, share issuances and expenditures being made in accordance with the terms of the agreement.

On August 26, 2015, we entered into an earn-in joint venture agreement with Omatjete Mining Company (Proprietary) Limited setting out the terms of our option to earn in stages up to a 100% interest in the Ondundu project located approximately 190 km south west of the Otjikoto Mine.

On November 20, 2015, the official ground-breaking of the Fekola Project took place in connection with the mine construction activities, which were commenced during the fourth quarter of 2015.

2016 Subsequent Developments

On January 11, 2016, we filed a final short form base shelf prospectus in each of the provinces of Canada and a corresponding amended shelf registration statement in the United States allowing us to offer up to $300,000,000 of debt securities, warrants, subscription receipts, units or common shares, or any combination thereof, from time to time during a 25-month period.

On March 14, 2016, we received approvals for Prepaid Sales Financing Arrangements of up to $120 million from its New Credit Facility Bank Syndicate. The Prepaid Sales, in the form of metal sales forward contracts, allow us to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment (“Prepaid Amount”). The Prepaid Sales Arrangements have a term of 33 months commencing March 2016, and settlement will be in the form of physical deliveries of unallocated gold from any of our mines in 24 equal monthly installments during 2017 and 2018. Initial Prepaid Sales contracts have been entered into for the delivery of approximately 51,600 ounces of gold in each of 2017 and 2018, for total cash Prepaid Amount proceeds of $120 million.

On March 14, 2016, we signed a commitment letter to enter into a Euro equivalent of $80.9 million term Equipment Facility (the “Facility”) with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro equivalent of $80.9 million is to be made available to our majority-owned subsidiary, Fekola S.A. to finance or refinance the mining fleet and other mining equipment at our Fekola Project in Mali. The Facility shall be available for a period commencing on the closing date of the Facility and ending on the earlier of the day when the Facility is fully drawn and 30 months from the closing date of the Facility. Completion and funding under the Facility are subject to normal conditions precedent, including the preparation and execution of definitive documentation, due diligence and receipt of any necessary regulatory approvals. The Facility may be drawn in installments of not less than Euro 5 million, and each such installment shall be treated as a separate equipment loan. Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The Facility has an interest rate of EURIBOR plus a margin of 3.85% on equipment loans advanced under the Facility and a commitment fee of 1.15% per annum on the undrawn balance of the Facility for the first 24 months of the availability period and 0.5% thereafter, each payable quarterly.

The Otjikoto equipment loan facility, entered into on December 4, 2013 was also increased by $4.5 million to $45.4 million. This will allow B2Gold Namibia to finance or refinance 2016 mining fleet and equipment at our Otjikoto Mine in Namibia. Completion and funding under the increased facility are subject to conditions precedent, including the preparation and execution of definitive documentation and due diligence.

DESCRIPTION OF THE BUSINESS

General

We are a Vancouver-based mid-tier gold producer with a strategic focus on acquiring and developing interests in mineral properties with demonstrated potential for hosting economic mineral deposits, with gold deposits as the primary focus. We conduct gold mining operations and exploration and drilling campaigns to define and develop Mineral Resources and Mineral Reserves on our properties with an intention of developing, constructing and operating mines on such properties.

Our corporate objective is to grow as an intermediate gold company through the development of gold properties, organic growth through exploration, and by capitalizing on our management experience through strategic acquisitions.

Principal Product

Our principal product is gold, with gold production forming a significant part of revenues. There is a global market into which we can sell our gold and, as a result, we are not dependent on a particular purchaser with respect to the sale of the gold that we produce.

Special Skills and Knowledge

Various aspects of our business require specialized skills and knowledge. Such skills and knowledge include the areas of permitting, engineering, geology, metallurgy, logistical planning, implementation of exploration programs, mine construction and development, mine operation, as well as legal compliance, finance and accounting.

Competitive Conditions

The gold exploration and mining business is a competitive business. We compete with numerous other companies and individuals in the search for and the acquisition of quality gold properties, mineral claims, permits, concessions and other mineral interests, as well as recruiting and retaining qualified employees. Our ability to acquire gold properties in the future will depend not only on our ability to develop our present properties, but also on our ability to select and acquire suitable producing properties or prospects for development or mineral exploration.

Employees

Our business is administered principally from our head office in Vancouver, British Columbia, Canada. We also have offices in Managua, Nicaragua; Manila, Philippines; Windhoek, Namibia; Ouagadougou, Burkina Faso; Bamako, Mali; Accra, Ghana; and Medellin, Colombia. As at the date of this Annual Information Form, we, including our subsidiaries, employ a total of 2,719 full-time employees, 300 temporary employees, and 3,092 contract employees.

	Number of
	Employees
Location	Full-time	Contract
Nicaragua	1,184	2,223
Philippines	688	12
Namibia/South Africa	634	73
Mali	56	599
Burkina Faso	74	22
Ghana	6	0
Colombia	6	0
Vancouver, BC Corporate Office	71	163

Production at our mining operations is dependent upon the efforts of our employees and our relations with our unionized and non-unionized employees. Some of our employees are represented by labour unions under various collective labour agreements. The collective bargaining agreement covering the workers at Limon Mine is effective until June 10, 2016. The collective bargaining agreement covering the workers at the La Libertad Mine is effective until December 31, 2017. The collective bargaining agreement covering the works at the Otjikoto Mine is negotiated annually and is in place for 2016 as of March 17, 2016.

Foreign Operations

Our principal operations and assets are located in Nicaragua, the Philippines, Namibia, Mali, Burkina Faso and Colombia. Our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to government regulations (or changes to such regulations), with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Risk Factors”.

Environmental Protection

Our activities are subject to extensive laws and regulations governing the protection of the environment, natural resources and human health. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. We are required to obtain governmental permits and, in some instances, provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Violations of environmental, health and safety laws are subject to civil sanctions and, in some cases, criminal sanctions, including the suspension or revocation of permits. The failure to comply with environmental laws and regulations or liabilities related to hazardous substance contamination could result in project development delays, material financial impacts or other material impacts to our projects and activities, fines, penalties, lawsuits by the government or private parties, or material capital expenditures.

Additionally, environmental laws in some of the countries in which we operate require that we periodically perform audits and environmental impact studies at our mines. These studies could reveal environmental impacts that would require us to make significant capital outlays or cause material changes or delays in our intended activities.

Our current closure and reclamation cost estimate at La Libertad Mine, the Masbate Gold Project, the Otjikoto Mine, the Limon Mine and the Fekola Project is approximately $67.2 million on an undiscounted basis. These estimates are generally based on conceptual level engineering and will be updated periodically to reflect changes in the life of mine plans.

Environmental, Occupational Health and Safety, and Regulatory

We have adopted environmental and biodiversity policies designed to ensure environmental risks are adequately addressed while committing to environmental protection for all our activities. We have also adopted occupational health and safety policies designed to ensure the protection and promotion of the safety, human health, and welfare of our employees. We have also implemented Health, Safety & Environmental (“HSE”) Management System Standards and Occupational Health and Safety, Environmental and Biodiversity Performance Standards at the corporate level to provide minimum requirements for the development and implementation of both corporate and site HSE management systems. Our Management System and Performance Standards are based on international standards including compliance with in-country regulations, relevant International Organization for Standardization (“ISO”) and Occupational Health, Safety and Security (“OHSAS”) standards, and reliance on the International Finance Corporation (“IFC”) Performance Standards and international best practices in cases where national regulatory systems are not sufficiently stringent. These management systems enable us to mitigate and manage the potential risks and impacts of our operations.

We implement the HSE management systems and manage HSE performance with dedicated HSE personnel at both the corporate and site levels. In addition, we have in place a Health, Safety, Environment and Social Committee of the Board of Directors to assist the Board in overseeing our health, safety, environmental and corporate social responsibility policies and programs, and our health, safety, environmental and corporate social responsibility performance.

The following is a brief summary of HSE management systems in place across our different projects:

•

Masbate Gold Project: Masbate Gold Project has developed and implemented an HSE management system based on our HSE Management System and Performance Standards. The HSE management system and performance includes bi-annual internal auditing of the Masbate Gold Project by independent experts. In addition, the Masbate Gold Project evaluates its management of cyanide in relation to the International Cyanide Management Code and has been recommended by accredited auditors to be certified as ISO 14001 compliant.

•

La Libertad Mine: La Libertad Mine continues to develop its HSE management system based on our HSE Management System and Performance Standards through its internal management system implementation committee. La Libertad Mine undergoes annual audits including for regulatory compliance. In addition, La Libertad Mine continues its work towards certification with the International Cyanide Management Code.

•

Otjikoto Mine: B2Gold Namibia (Proprietary) Limited (“B2Gold Namibia”) has commenced implementation of a full HSE management system that covers all corporate HSE management system and performance standards requirements on health, safety, environment, and biodiversity. This includes annual internal audits by independent experts that began in 2015.

•

Limon Mine: Limon Mine continues to develop its HSE management system based on our HSE Management System and Performance Standards led by senior management, the HSE departments, and Management System Coordinators. The HSE management system and performance includes annual internal auditing of the Limon Mine by independent experts.

•

Fekola Project: The Fekola Project is currently in the construction phase. During this phase, dedicated HSE personnel are working to implement the components of our HSE management system and performance standards that are relevant to construction. Full implementation of an auditable management system will be in place when the facility commences operations.

•

Regional Exploration Projects: Regional exploration projects adhere to the same HSE policies as the rest of our projects, and apply specific standards, procedures, and processes as are relevant and applicable to the specific site.

•

Reclamation and Care and Maintenance Sites: Reclamation and care and maintenance sites adhere to the same HSE policies as the rest of our projects, and apply specific standards, procedures, and processes as are relevant and applicable to the site.

In addition, we work with occupational health, safety, and environmental regulatory agencies to ensure that the performance of our operations is at a level that is acceptable to the regulatory authorities. We encourage open dialogue and have prepared procedures for responding to concerns of all entities with respect to HSE issues.

SUMMARY OF MINERAL RESERVES AND RESOURCES ESTIMATES

Mineral Reserves are reported from pit designs and underground stope designs based on Measured and Indicated Mineral Resources. Economic parameters such as mining costs, processing costs, metallurgic recoveries and geotechnical considerations have been applied to determine economic viability based on a gold price of $1,200 per ounce ($1,300 per ounce for the Fekola Project based on the Fekola Feasibility Study (as defined in “Material Properties – Fekola Project” below)).

Mineral Resources are reported inclusive of Mineral Reserves. Open pit Mineral Resources are constrained with conceptual pit shells defined by economic parameters and using a gold price of $1,400 per ounce ($1,500 per ounce for the Fekola Project based on the Fekola Feasibility Study.) Underground Mineral Resources are reported above a series of cut-off grades defined by site operating costs and using a gold price of $1,400 per ounce. Ore grades are expressed in grams of gold per tonne (“g/t”).

Mineral Reserve Estimates(1)

		Grade	Gold	Gold
	Tonnes	(g/t)	(Ounces)	(Kilograms)
Fekola(2)	44,260,000	2.35	3,347,000	104,100
Masbate(3,5)	93,990,000	0.88	2,660,000	82,700
Otjikoto(4,5)	25,880,000	1.28	1,065,000	33,100
La Libertad(3)	2,970,000	2.23	213,000	6,600
Limon(3)	1,250,000	4.31	173,000	5,400
Total Probable Mineral Reserves (includes Stockpiles)			7,458,000	232,000

Notes:
(1)

The Mineral Reserves reported herein are based on the CIM standards. Mineral Reserves are rounded to reflect the accuracy of the estimate and numbers may not add due to rounding. Mineral Reserves reported herein are fully diluted.

(2)

The Mineral Reserve estimates for the Fekola Project were prepared as of May 31, 2015 by Peter Montano, P.E. (Colorado, USA), our Senior Project Engineer, and a Qualified Person. Mineral Reserves reflect the attributable Mineral Reserves on a 90% ownership basis to reflect the State of Mali’s right to acquire an initial 10% interest in the Fekola Project. For further details of our interest in the Fekola Project, see the heading “Material Properties – Fekola Project – Property Description, Location and Access”. It is anticipated that the State of Mali will also exercise its right to acquire an additional 10% interest in the Fekola Project (resulting in the State of Mali holding a 20% interest), the terms of which are currently under negotiation.

(3)

The Mineral Reserve estimates for Masbate, La Libertad and Limon projects were compiled and verified as of December 31, 2015 under the supervision of Kevin Pemberton, P.E. (Florida, USA), our Chief Mine Planning Engineer, and a Qualified Person. The Limon Mineral Reserve estimates reflect the attributable Mineral Reserves based on our 95% interest in the Limon Mine. Pursuant to the ore sales and purchase agreement between FRC and PGPRC, our wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Gold Project and as such, the Mineral Reserve estimates above reflect 100% of the estimated Mineral Reserves for the Masbate Gold Project. The La Libertad Mineral Reserve estimate reflects our 100% interest in the La Libertad Mine.

(4)

The Mineral Reserve estimates for the Otjikoto Mine were prepared as of December 31, 2015 by Peter Montano, P.E. (Colorado, USA), our Senior Project Engineer, and a Qualified Person. The estimates reflect the attributable Mineral Reserves based on our 90% interest in the Otjikoto Mine.

(5)

Stockpile estimates were tabulated by personnel at the respective mine site. Ore stockpile balances are derived from mining truck movements to individual stockpiles or detailed surveys, with grade estimated from routine grade control methods.

Measured and Indicated Mineral Resource Estimates(1)

		Grade	Gold	Gold
	Tonnes	(g/t)	(Ounces)	(Kilograms)

Kiaka(7)	27,310,000	1.09	953,000	29,600
Gramalote(8)	15,980,000	0.79	406,000	12,600
Total Measured Mineral Resources			1,359,000	42,300

		Grade	Gold	Gold
	Tonnes	(g/t)	(Ounces)	(Kilograms)
Fekola(2)	55,420,000	2.16	3,853,000	119,900
Masbate(3,9)	133,190,000	0.90	3,833,000	119,200
Otjikoto(4,9)	33,000,000	1.37	1,455,000	45,300
La Libertad(5)	4,940,000	2.61	415,000	12,900
Limon(6)	2,690,000	4.91	424,000	13,200
Kiaka(7)	96,830,000	0.96	2,986,000	92,900
Gramalote(8)	70,230,000	0.48	1,092,000	34,000
Total Indicated Mineral Resources			14,059,000	437,300

		Grade	Gold	Gold
	Tonnes	(g/t)	(Ounces)	(Kilograms)

Fekola(2)	55,420,000	2.16	3,853,000	119,900
Masbate(3,9)	133,190,000	0.90	3,833,000	119,200
Otjikoto(4,9)	33,000,000	1.37	1,455,000	45,300
La Libertad(5)	4,940,000	2.61	415,000	12,900
Limon(6)	2,690,000	4.91	424,000	13,200
Kiaka(7)	124,140,000	0.99	3,938,000	122,500
Gramalote(8)	86,220,000	0.54	1,498,000	46,600
Total Measured and Indicated Mineral Resources			15,418,000	479,500

Inferred Mineral Resource Estimates(1)

		Grade	Gold	Gold
	Tonnes	(g/t)	(Ounces)	(Kilograms)

Fekola(2)	8,150,000	1.68	441,000	13,700
Masbate(3)	10,830,000	0.84	292,000	9,100
Otjikoto(4)	1,580,000	4.45	227,000	7,100
La Libertad(5)	2,510,000	4.53	366,000	11,400
Limon(6)	1,510,000	4.15	202,000	6,300
Kiaka(7)	27,330,000	0.93	815,000	25,300
Gramalote(8)	143,060,000	0.40	1,841,000	57,200
Total Inferred Mineral Resources			4,183,000	130,100

Notes:
(1)

Mineral Resources reported herein are based on the CIM standards and reporting of Mineral Resources is in accordance with the disclosure requirements of NI 43-101. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Mineral Resources are reported inclusive of Mineral Reserves, hence stockpile balances as of December 31, 2015 are included in the Indicated Mineral Resource category. Mineral Resource numbers are rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

(2)

Mineral Resource estimates for the Fekola Project were prepared as of January 24, 2015 by our staff under the supervision of Tom Garagan, P.Geo., our Senior Vice President of Exploration, and a Qualified Person. Mineral Resources reflect the attributable Mineral Resources on a 90% ownership basis to reflect the State of Mali’s right to acquire an initial 10% interest in the Fekola Project. For further details of our interest in the Fekola Project, see the heading “Material Properties – Fekola Project – Property Description, Location and Access”. It is anticipated that the State of Mali will also exercise its right to acquire an additional 10% interest in the Fekola Project (resulting in the State of Mali holding a 20% interest), the terms of which are currently under negotiation.

(3)

Mineral Resource estimates for the Masbate Gold Project have an effective date of December 31, 2015 and were prepared under the supervision of Tom Garagan, P.Geo., our Senior Vice President of Exploration, and a Qualified Person. Pursuant to the ore sales and purchase agreement between FRC and PGPRC, our wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Gold Project and as such, the Mineral Resources are reported at 100% interest.

(4)

Mineral Resource estimates for the Otjikoto Mine were prepared as of December 31, 2015 under the supervision of Tom Garagan, P.Geo., our Senior Vice President of Exploration, and a Qualified Person. The estimates reflect the attributable Mineral Resources based on our 90% interest in the Otjikoto Mine.

(5)

Mineral Resource estimates for La Libertad Mine were compiled and verified as of December 31, 2015 under the supervision of Brian Scott, P.Geo., our Vice President Geology and Technical Services, and a Qualified Person. The estimates reflect a 100% interest in La Libertad Mine.

(6)

Mineral Resource estimates for the Limon Mine were compiled and verified as of December 31, 2015 under the supervision of Brian Scott, P.Geo. our Vice President Geology and Technical Services, and a Qualified Person. The estimates reflect the attributable Mineral Resources based on our 95% interest in the Limon Mine.

(7)

The Mineral Resource estimate for the Kiaka Project was prepared as of January 8, 2013 by Ben Parsons, MSc, MAusIMM (CP), Principal Consultant for SRK Consulting (UK) Limited, a Qualified Person as defined under NI 43-101. The estimate reflects the attributable Mineral Resources based on our 81% interest in the Kiaka Project.

(8)

The Mineral Resource estimate for the Gramalote Project was prepared by Gramalote Colombia Limited personnel as of October 6th, 2015 under the supervision of Mr. Vaughan Chamberlain, FAusIMM, Senior Vice President: Geology and Metallurgy for AngloGold and a Qualified Person as defined under NI 43-101. The estimate reflects the attributable Mineral Resources based on our 49% interest in the Gramalote Project.

(9)

Stockpile estimates were tabulated by personnel at the respective mine site. Ore stockpile balances are derived from mining truck movements to individual stockpiles or detailed surveys, with grade estimated from routine grade control methods.

MATERIAL PROPERTIES

Masbate Gold Project

Certain portions of the following information are derived from and based on the assumptions, qualifications and procedures set out in the technical report entitled “NI 43-101 Technical Report Masbate Gold Project Republic of the Philippines” filed June 20, 2012 and prepared by, among others, Mark Turner, B.Eng., MAusIMM, and Andrew Vigar, B.App. Sc Geo., FAusIMM, MSEG (the “Masbate Technical Report”). For a more detailed overview of the Masbate Gold Project, please refer to the technical report noted above, which is available under the profile of CGA Mining Limited (“CGA”) on SEDAR at www.sedar.com.

Project Description, Location and Access

The Masbate Gold Project lies within the municipality of Aroroy, Masbate Province, and is located near the northern tip of the island of Masbate, 360 km south-east of Manila, the capital city of the Philippines. The project can be accessed by a commercial airline service which flies daily to Masbate City (population of approximately 85,000) and a 70 km drive on a partially sealed road to the project site. Alternate access to the site from Masbate City is via a one hour boat ride. The site is equipped with a barge loading jetty where heavy equipment and consumables are delivered and offloaded. The site also has a private airstrip for charter aircraft.

We acquired our interest in the Masbate Gold Project through our acquisition of CGA in January 2013. Through 100% controlled subsidiaries, we own 40% of Filminera Resources Corporation (“FRC”) and 100% of Philippine Gold Processing & Refining Corporation (“PGPRC”), the owner of the mineral processing facility. The remaining 60% of FRC is owned by a Philippine registered company, Zoom Mineral Holdings Inc. (“Zoom”). PGPRC and FRC work together contractually and cooperatively to operate the Masbate Gold Project.

FRC holds the mineral tenements that include the Masbate Gold Project. The mining claims and applications cover an area of approximately 15,209 hectares. Of that, FRC holds 1,366 acres which consist of a combination of patented mineral claims and four mining licences known as Mineral Production Sharing Agreements (“MPSA”) where the Mineral Resources and Mineral Reserves occur. The majority of the Mineral Resources and Mineral Reserves occur on the patented mineral claims that have perpetual rights with no expiry date. The four other mining rights claims have the following expiry dates: MPSA 095-97-V currently expires on November 19, 2022, MPSA 255-2007-V and MPSA 256-2007-V both expire on July 29, 2032 and MPSA 329-2010-V expires on March 22, 2035. We also hold an interest, through Vicar Mining Corporation (“Vicar”), in the prospective Pajo property, immediately to the north of the Colorado Pit, an approved MPSA which covers an area of 786 hectares and expires October 19, 2030 (MPSA 219-2005-V). Pursuant to an Operating Agreement between Vicar and FRC that has been applied for, the latter at its cost and expense, will explore and, if warranted, develop and operate any mine in the MPSA area of Vicar. Vicar will receive a royalty share equivalent to 2% of the gross receipts (less certain expenses) of the mineral products realized from the Vicar MPSA.

PGPRC, which is indirectly wholly-owned by us, has developed and owns the process plant on the island of Masbate and is responsible for the sale of all gold. PGPRC and FRC have a contractual relationship, which includes PGPRC purchasing all of the Masbate Gold Project ore from FRC at a price equal to the cost for the ore plus a predetermined percentage, while maintaining joint financial and legal liability for the social and environmental obligations under Philippine law.

There is no royalty payable on the Masbate Gold Project, however a 2% excise tax on gross gold and silver sales is payable annually to the Philippine government under the MPSA regulatory framework, and a 1.5% tax on operating cost as a required expenditure for social development of host communities.

The Philippines is a highly regulated environment and there are a significant number of permits required. These permits are issued for varying periods and need to be regularly renewed. Although we have a dedicated permitting team that constantly monitors progress, we are also reliant on the various regulatory bodies issuing the required permits.

History

In 1936, the Masbate Consolidated Mining Company was formed, incorporating several of the smaller mines at the project and operated until 1941, with mining ceasing during the war. There was no significant renewal of mining activity until 1979 when Atlas Consolidated Mining and Development Corporation (“Atlas”) developed the Masbate Gold Operations (“MGO”), constructed a mill and associated infrastructure and commenced open pit and, later, underground mining. Atlas mined the Masbate gold deposit between April 1980 and 1994.

In 1995, London Fiduciary Trust PLC, later renamed Philippine Gold PLC (“PGO”), had a 40% interest in FRC. In 1995, FRC agreed with Atlas to purchase 100% of MGO’s claims and assets. During 1997 and 1998, FRC conducted an extensive program of diamond and reverse-circulation drilling with the intention of upgrading the project’s gold resources to comply with the Joint Ore Resources Committee Code standard for the reporting of ore resources and reserves and to complete a bankable Feasibility Study. FRC completed its first in-house Feasibility Study in December 1997. During 1999 and 2000 a series of corporate transactions saw the eventual acquisition of PGO by Thistle Mining, Inc. (“Thistle”). Late in 2000, FRC commenced a phase of development activities to increase the then current Mineral Resource and Mineral Reserve base of the project and to finalise a bankable Feasibility Study. On March 19, 2007, CGA acquired 100% of Thistle’s interest in PGO. On January 31, 2013, we acquired 100% of CGA’s interest in PGO.

Geological Setting, Mineralization and Deposit Types

The Philippine Archipelago forms part of the Western Circum-Pacific Rim, an island arc system lying at the junction of three crustal plates. It is a complex agglomeration of discrete terranes, ophiolitic slabs of oceanic origin and continental margin fragments, brought together by strike-slip fault displacement and by convergence and interaction of oceanic plates since late Mesozoic time (150 million years ago). All the major deposits in the Philippines are found along mobile orogenic belts, commonly in clusters and are predominantly the products of epithermal mineralization associated with episodic magmatism and intrusive rock emplacement, either into breccia or shear structures or in the form of porphyry deposits. The mineralizing events have been dated from early Cretaceous (110 million years ago) to Miocene (20 million years ago).

The oldest rock units recognized in Masbate Island are the pre-Cretaceous Mt. Manapao Basalt and the Boracay formation, which represent deep marine volcanic flows and the corresponding pelagic capping of an ophiolitic basement, respectively. The Late Eocene-Oligocene Mandaon formation unconformably overlies this ophiolitic sequence and is intruded by the Middle Oligocene Aroroy Diorite. These rock units are, in turn, overlain by volcanic and clastic sequences of the Late Oligocene to Early Middle Miocene Sambulawan formation.

Gold mineralization at the Masbate Gold Project is hosted by quartz and quartz-calcite veining, typical of low sulphidation epithermal type gold deposits. Quartz veining is developed in all of the lithologies described above. Individual mineralized veins can be traced up to three km; the known system extends over a strike of more than 16 km from Balete in the south to Pajo in the north. The more significant vein networks vary in width from one metre up to twenty metres. At the Main Vein, where different structural orientations intersect, a broad zone of alteration or brecciation often occurs resulting in mineralized zones up to 75 metres wide. Mineralized vein networks extend to a depth of at least 300 metres below the topographic surface. In most instances, the total depth of mineralization has yet to be established.

Drill hole logging and field mapping show a complex evolution of veining as follows:

•	Phase 1 – early dark grey, chalcedonic, massive, brecciated quartz veins with pyrite and chalcopyrite;
•	Phase 2 – light grey to white crustiform quartz veins with pyrite, chalcopyrite and local electrum;
•	Phase 3 – light grey vuggy chalcedonic to fine grained, vuggy quartz veins and stringers with pyrite, chalcopyrite and local electrum;
•

Phase 4 – light grey chalcedonic to blue opaline to white transparent, drusy, crustiform, colloform quartz with pyrite, chalcopyrite and electrum. It irregularly overprints vein phases 1 to 3 and locally increases the gold grade significantly;

•	Phase 5 – similar to vein type 4 except it is dark grey due to greater amounts of banded fine grained pyrite, sphalerite, galena and sulfosalts with local electrum;
•	Phase 6 – late calcite veining and breccia fill and gangue.

The quartz vein systems strike NW-SE and NNW-SSE and are strongly overprinted by cataclastic deformation within fault zones. Textural information indicates that the fault zones observed at the Masbate Gold Project represent renewed brittle deformation of earlier structures that hosted mineralization.

Gold (electrum) is typically observed as less than 10 micron inclusions within pyrite or goethite, at the margins of pyrite and other sulphide phases, or more rarely, as free particles up to 500 micron in size. Analysis of residual gold in tailings suggests a small amount of gold at Masbate is present within silicate minerals.

Exploration

In 2013, exploration at the Masbate Gold Project focused on infill drilling specific vein targets to upgrade Inferred Mineral Resources to higher confidence Indicated Mineral Resources. In addition to regional grassroots surface exploration programs we drilled near mine “brownfields” targets to test extensions of known mineralized deposits and collected additional drill core for metallurgic and comminution testwork.

In 2014, exploration focused on brownfields drilling within the current Mineral Reserve regions to provide greater confidence in areas with older drill data. Additional metallurgic drill sampling was conducted to facilitate a greater understanding of metallurgic recovery characteristics of future planned mining areas.

Regional mapping and surface sampling was also carried out on priority targets outside the current Mineral Resource areas.

Exploration in 2015 focused on a combination of grassroots exploration in several areas in the southern part of the Masbate land package as well as brownfields drilling in the northern and southern parts of Masbate. In addition, 1,500 metres of condemnation drilling was conducted on the proposed Colorado East waste dump area and determined the area held no further mineral potential. Specifically, our exploration program in 2015 focused on the following areas:

•	grassroots exploration (soil sampling, rock sampling, mapping, trenching and drilling) identified a few areas of interest in both the southern and northern parts of the Masbate land package that will be followed up with further trenching and detailed mapping in 2016 as well as drilling, if warranted;

•	drilling in 2015 completed a total of 170 holes and 21,104 metres in two regions:
	-	Masbate North - 124 holes for 14,430 metres completed on four target areas;
	-	Masbate South - 46 holes for 6,674 metres completed on several targets; and
•

at Masbate North, drilling was successful in establishing vein continuity and encouraging grades at Pajo and Montana that will be followed up in 2016. Drilling completed on several targets in the Masbate South region were also successful in identifying new zones of mineralization that will be examined in 2016 with additional mapping, surface trenching and drilling, if warranted. Brownfields drilling in 2015 targeted several vein targets at Masbate South. The results from these infill drill holes were used in the end of year block model updates to provide greater confidence with respect to specific planned open pits to be mined in the next few years.

Drilling

In 2015, exploration drilling consisted of 21,104 metres of diamond drill core and reverse circulation (“RC”) drilling. The objective of this exploration drilling was to identify additional Mineral Resources at the Masbate Gold Project and targeted six areas within trucking distance of the Masbate Gold Project. The Pajo area, located one km north of the Colorado open pit with easy road access to the Masbate mill complex was a primary focus of exploration in 2015. Highlights from the exploration drilling include PHRC079 which intersected 11.0 metres true width grading 1.71 g/t gold, PHRC118 which intersected 9.20 metres true width grading 6.93 g/t gold, PHRC136 which intersected 21.08 metres true width grading 2.26 g/t gold and PHRC077 which intersected 14.50 metres true width grading 3.54 g/t gold. Based on the drilling completed in 2015, new Inferred Mineral Resources were established at Pajo West and previously reported Inferred Mineral Resources were upgraded to Indicated Mineral Resources at Grandview, Pajo Main and Colorado 5.

In the Masbate South region, drilling completed in 2015 was successful at converting Inferred Mineral Resources to higher confidence Indicated Mineral Resources on the Dabu structure. In addition, 2015 exploration prospecting, trenching and drilling also identified several zones of mineralization at Masbate South which will be followed up in 2016 with additional surface work including diamond drill testing.

Sampling, Analysis and Data Verification

Grade control programs throughout 2015 were conducted within the mining cycle by dedicated RC drill rigs. Grade control drill patterns are oriented perpendicular to the strike of the dominant mineralized trend and drilled on standardized 12 metres along strike by 6 metres to 8 metres across strike spacing. Grade control drill holes are inclined at 60º with a total length of 12 metres or 24 metres to provide coverage over a 10 metres or 20 metres vertical interval. Grade control samples are analysed onsite at a purpose built laboratory operated by SGS Philippines Incorporated (“SGS”) since April 2009. Samples are dried, crushed to 75% passing 2 millimetres (“mm”), split to one kilogram and pulverized to 85% passing 75 micrometre. Determination of gold content is then done using fire assay of a 50 gram charge with an atomic absorption spectroscopy (“AAS”) finish. The stated detection limit is 0.01 g/t gold.

Grade control samples are delivered to the onsite SGS Masbate Gold Project lab located within the high security processing plant area with restricted access. Transport of samples from the field to the laboratory is completed by authorised personnel only and all security procedures are followed when these samples are in transit. Exploration samples are delivered to the onsite SGS sample preparation laboratory located within the core yard area. This area is patrolled by security personnel and prepared samples are stored in a locked shipping container until each batch is ready for transport to the onsite SGS assay laboratory located within the high security processing plant area with restricted access. Transport of samples from the preparation laboratory to the assay laboratory is completed by authorised SGS personnel only and all security procedures are followed when these samples are in transit.

Assay performance was monitored by the use of Certified Reference Material (“CRM”) and blank material inserted as part of regular grade control sample submissions. In addition, the onsite laboratory regularly reports the results of independent SGS quality assurance/quality control (“QA/QC”) protocols. The results of the QA/QC and data verification procedures implemented are considered good and provide a reasonable level of confidence in the data.

The 2015 exploration program at the Masbate Gold Project used the SGS Masbate Gold Project lab as the primary laboratory for drill core, reverse circulation and surface samples. In total, 27,443 samples were collected in 2015. Soil, stream and a select population of rock samples were sent to Intertek Labs in Manila for multi-element analysis. Bureau Veritas Laboratories (“BV Labs”) in Vancouver, Canada were used as a referee check lab.

In 2015, we drilled 93 diamond drill holes, 75 reverse circulation holes, two RC and diamond drill hybrid holes and collected 913 rock, soil and stream samples. Diamond drilling was carried out by Major Drilling Group International Inc. using a Usinage Marcotte Man Core 600 (portable) and four Man Core 600TA (truck mounted) drill rigs which drilled PQ (85 mm), NQ (47 mm) and HQ (63 mm) sized drill bits. Drill core was sampled with variable core lengths based on logged geologic intervals, however 41% of the samples have a sample length of 120 cm. During 2015, we also drilled 75 RC holes carried out by a Schramm T450 and an Edson 3000 of Quest Exploration Drilling. The holes were drilled with a face sampling hammer bit with a 127mm to 148mm hole diameter.

Drill samples are assayed for gold by 50 gram fire assay (lead collection, flame AAS), sample preparation consists of crushed material 75% passing 2 mm, then split to <1.5 kilogram and pulverized to 85% passing <75 microns. Soil samples are assayed for a selected suite of elements (aqua regia digestion, 10 gram sample, ICP-OES and MS). Assay performance was monitored by the use of CRM, blank material and duplicate samples inserted as part of regular exploration sample submissions. In addition, both the Intertek McPhar and SGS laboratories’ regularly report the results of independent QA/QC protocols.

The SGS Masbate Gold Project lab performed well in 2015 with a batch failure rate of only 1.2 % of all samples submitted by the exploration department. The CRM performance in 2015 exhibited a negative bias over several months which is currently being evaluated. We identified that poor calibration procedures of analytical instruments within the lab contributed to the low bias. Proper calibration protocols were reinforced and the lab is being continually monitored for bias related trends in reporting. Reconciliation of mined to mill grade for 2015 indicates that the mill reported a mill feed grade that was within 3% of the reported grade control grade.

As part of the QA/QC protocol, material with zero grade (blanks) is submitted blind to the laboratories to monitor lab contamination. During 2015, the failure rate of the blank material was 1%, indicating minimal contamination.

Duplicate samples were submitted in order to monitor lab precision. The results for 2015 indicated that the lab reproducibility (precision), based on pulp duplicates at or near the mining cut-off grade, was between 5-7%, which is considered an excellent result for this type of deposit.

During 2015, a limited amount of check assay samples were sent to BV Labs in Vancouver, Canada. Results of check samples sent to BV Labs indicate that BV Labs’ results are generally higher than SGS Masbate. A review of the lab procedures at SGS Masbate identified that the lab’s internal flux composition was not ideal for the transition into more sulphide and transitional ore material and the lab is in the process of modifying flux chemistry.

A significant percentage of the assay data for Masbate is based on historic work by previous owner and operators. All historic data has been brought into a single access database and validated and verified where possible against historic documents, maps and digital data sources. Areas with reduced confidence are targeted with exploration “brownfields” drilling to check grade and geologic continuity. The exploration department employs both a full time on site database manager as well as an international database manager that oversees and checks all data entry, verification and QA/QC work completed on site at Masbate. The data used for Mineral Resource estimation is considered valid.

Mineral Processing and Metallurgical Testing

On-site analytical upgrades completed during 2015 include:

•	Select intervals from Pajo West drill holes were re-sampled, split and composited for cyanide bottle roll test by SGS Masbate at their onsite laboratory (5 kilogram composites) while another set was sent to SGS Lakefield Canada for confirmation. Intertek McPhar in Manila was also utilized for follow up test of select pulp samples from Pajo West and Montana (20 gram leach / AAS) during the first half of 2015.

•

SGS Masbate commissioned LECO equipment which has been utilized for testing the total sulphur content (IR combustion, code CSA06V) of select coarse and pulp rejects from Montana, Oregon, Main Vein and Libra as part of a waste rock acid rock drainage (“ARD”) study (10 gram samples). Duplicates were submitted to Environmental Geochemistry International Pty Ltd in Australia for total study.

•

Late in 2015, SGS set up a dedicated bottle roll facility at their Masbate lab to carry out “production” CN soluble gold assays. This facility can handle grade control and exploration samples. Samples are submitted as 40 gram pulps (CNSOLAU). Selected exploration samples of mineralized intervals from Montana South East and Luy-A South drill holes were submitted for assay during December 2015.

From 2013 to 2015 a comprehensive metallurgical test program was conducted on new and existing drill core samples to ensure a good understanding of the metallurgy of the Masbate deposits at depth. Initially a composite of the 5 year ore blend was selected to develop optimum conditions for ore treatment and future plant enhancements. Process variables including leach residence time, oxygen addition, pre-aeration, lead nitrate addition rates and grind size were evaluated by SGS Lakefield at their laboratory in Ontario, Canada under the direction of BBA Consulting of Toronto (“BBA”) to develop optimal leach circuit conditions. A detailed grinding study was also undertaken by Orway Mineral Consultants (“OMC”) of Perth, Australia to determine constraints of the current grinding circuit at Masbate and optimize the grinding operation for future ore processing. Results of the metallurgical test program and grinding study were used by Lycopodium Minerals of Brisbane, Australia to complete a conceptual engineering study of several options to expand the Masbate plant. The option selected from the Lycopodium study was the 6.5 million tonnes per annum (“Mtpa”) plant upgrade which comprised of modifying the plant carbon-in-leach (“CIL”) circuit to incorporate the optimized leach conditions including: 1) pre-aeration with oxygen and increasing the leach residence time from the current 18 hours to 28 hours, 2) changes to the grinding circuit including installation of new cyclones and variable speed drive capability on the semi-autogenous grinding (“SAG”) mill to maintain target throughputs on future ores and 3) various other equipment upgrades to accommodate higher plant throughputs. Detailed engineering and construction of the 6.5 Mtpa plant upgrade began in the second half of 2015 and is scheduled to be in operation by July of 2016.

The only deleterious element which adversely affects gold extraction from Masbate ore is the increasing sulfide concentration with depth in the Main Vein deposit. The higher sulfide ores are more refractory to conventional cyanidation due to locking of gold particles in the sulfide matrix that are not liberated even with fine grinding. The effect of sulfide content on gold recovery was determined through numerous lab CIL tests at SGS Lakefield on drill core samples at varying depths and spatial distribution across the Masbate ore deposits during the 2013-2015 metallurgical testing and has been accounted for in the mine recovery block model.

Mineral Reserves and Mineral Resources

Probable Mineral Reserves as of December 31, 2015 1,2,3,4,5,6,7,8,9

Region	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Masbate South	50,580,000	0.99	1,609,000	50,000
Masbate North	17,490,000	1.02	574,000	17,900
Run-of-Mine Stockpiles	410,000	1.03	13,000	400
Low Grade Stockpiles	25,510,000	0.57	463,000	14,400
Total Probable Mineral Reserves	93,990,000	0.88	2,660,000	82,700

Notes:
(1)	Gold Price = $1,200 per ounce.
(2)	Mining dilution of 10% applied at a grade of 0.12 to 0.22g/t gold.
(3)	Mining recovery = 100% (no ore loss).
(4)	Cut off grades are based on variable processing and mining costs.
(5)	Metallurgical recovery based on modeled recovery in resource block model.
(6)	Mineral Reserve numbers are rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.
(7)

Stockpile estimates were tabulated by personnel at the respective mine site. Ore stockpile balances are derived from mining truck movements to individual stockpiles or detailed surveys, with grade estimated from routine grade control methods.

(8)

The Mineral Reserve estimates for the Masbate Gold Project were compiled and verified under the supervision of Kevin Pemberton, P.E. (Florida, USA), our Chief Mine Planning Engineer, and a Qualified Person.

(9)

Pursuant to the ore sales and purchase agreement between FRC and PGPRC, our wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Gold Project and as such, the Mineral Reserve estimates above reflect 100% of the estimated Mineral Reserves for the Masbate Gold Project. Probable Reserves include reserves located in the MPSA held by Vicar, for which an Operating Agreement has been applied and there is a reasonable expectation will be approved by the Philippine government.

Probable Mineral Reserves for Masbate Gold Project as of December 31, 2015 are 93,990,000 tonnes at a grade of 0.88 g/t gold for 2,660,000 ounces of contained gold, including ore stockpile balances as of December 31, 2015.

The Probable Mineral Reserve estimate is based on the Mineral Resource model which was updated in 2015. Our reporting basis includes a gold price of $1,200 per ounce, mining dilution of 10% and a mining recovery allowance of 100%. Dilution and mining recovery are based on mine reconciliation. Mineral Reserves will be sourced from six major independent pits and a number of smaller surrounding pits. Reporting is done above a series of cut-off grades based on variable processing costs and recoveries. Masbate North and South designation in the tables refers to the vein location relative to the Guinobatan River.

Stockpile Mineral Reserves and Mineral Resources were tabulated by onsite personnel at the Masbate Gold Project. Ore stockpile balances are derived from detail survey pickup and volume is calculated from individual stockpiles, with grade estimated from routine grade control methods.

Mineral Reserves as of December 31, 2015 are comprised of ore material having variable oxide states and variable metallurgic recoveries. Remaining Mineral Reserves are comprised of 13% oxide material with an estimated metallurgic recovery of 80%, 24% transitional material with a metallurgic recovery of 75%, and 63% fresh material with an average recovery of 69%.

Mineral Reserves have decreased since last year’s reporting, primarily due to mining depletion and the lower gold price.

Mineral Resources reported as of December 31, 2015 are inclusive of Mineral Reserves, are reported above an estimated recoverable cut-off grade of 0.31 g/t, and are within a pit shell which is based on a gold price of $1,400 per ounce and all other current costs and recoveries.

The basis of the updated Mineral Resource estimate is three dimensional vein interpretations applied to a block model. Individual assays were variably capped by domain and data type, with veins generally capped at 5 to 15 g/t gold and lower grade peripheral “halo” mineralization capped at 2 to 4 g/t gold. Grade estimation was completed using ordinary kriging in three successive search ellipse passes aligned along the veins. These orientations were derived from continuity analysis. Grade control composites were used in the estimates but were restricted in their influence.

The database cut-off date for exploration drill holes and trenches was September 1, 2015 and the grade control data cut-off was August 27, 2015. The December 31, 2015 topography was applied, resulting in the effective date of December 31, 2015.

Indicated Mineral Resources as of December 31, 20151,2,3,4,5,6,7, 8

Region	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Masbate South	80,090,000	0.98	2,520,000	78,400
Masbate North	27,170,000	0.96	836,000	26,000
Run-of-Mine Stockpiles	410,000	1.03	13,000	400
Low Grade Stockpiles	25,510,000	0.57	463,000	14,400
Total Indicated Mineral Resources	133,190,000	0.90	3,833,000	119,200

Inferred Mineral Resources as of December 31, 20151,2,3,4,5,6,7,8

Region	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Masbate South	6,940,000	0.86	192,000	6,000
Masbate North	3,900,000	0.80	100,000	3,100
Total Inferred Mineral Resources	10,830,000	0.84	292,000	9,100

Notes:
(1)	Mineral Resources are reported inclusive of Mineral Reserves.
(2)	Mineral Resources are reported above a cut-off grade of 0.31g/t gold and are constrained within a pit shell using a gold price of $1,400 per ounce and current costs and metallurgical recoveries.
(3)

Stockpile estimates were tabulated by personnel at the mine site. Ore stockpile balances are derived from detailed survey pickups and volume is calculated for individual stockpiles, with grade estimated from routine grade control methods.

(4)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(5)

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource category as a result of ongoing exploration.

(6)	Mineral Resource numbers are rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.
(7)	Mineral Resource estimates for the Masbate Gold Project were prepared under the supervision of Tom Garagan, P.Geo., our Senior Vice President of Exploration, and a Qualified Person.
(8)

Pursuant to the ore sales and purchase agreement between FRC and PGPRC, our wholly-owned subsidiary, PGPRC has the right to purchase all ore from the Masbate Gold Project, and as such, the Mineral Resources are reported at 100% interest.

Mining Operations and Production

Mineral Resources at Masbate are based on a three dimensional model of the numerous vein systems that have been defined by surface and historic underground drilling as well as close-spaced grade control reverse circulation drill data. Pit optimizations were completed on the resource model to establish the most economic mineral reserves by evaluating the geotechnical characteristics of the areas of interest, access, ramp designs, expected dilution and ore loss, mining and processing costs and metallurgic recoveries. An updated metallurgic recovery model was created in 2015 and is used as a guide during life of mine planning and scheduling. The width and continuity of the mineralization above an economic cut-off grade is conducive to open pit mining and the rate of planned ore extraction. The use of backhoe-configuration excavators and CAT 777 haul trucks provides flexibility to operate in a manner that allows selective mining at an appropriate productivity rate to support waste and ore movement for continuous ore processing at a rate of 6.7 Mtpa. Geological interpretation and field controls for ore and waste management are provided by engineering and geology staff, and includes supervision at the excavation site.

Mining is performed with a conventional fleet of hydraulic backhoe configuration excavators, loaders and CAT777 haul trucks. Benches are ten metres, mined in flitches (sub-benches) to allow selective mining and provide flexibility and reach in locations where underground mining has previously occurred. Test drilling and sensors are used to establish previously mined areas. Drill results from an independent fleet of drills provide data for bench-by bench ore analysis, used to guide the operation for ore delineation and grade control. Pit wall designs are developed based on a geotechnical consultant’s guidelines through data obtained by drilling and field inspection, employing sophisticated mine design and analytical software.

The Masbate Gold Project is an open pit mine that is projected to produce up to 190,000 ounces of gold annually over the current mine life of 15 years, with the potential to extend beyond current projections given the exploration upside. Ore is sourced from a number of pits that will be developed during the life of the mine. The ore is processed through a standard CIL cyanide leach circuit. The plant consists of a single toggle jaw crusher, a 7.2 megawatt SAG Mill and two 3.6 megawatt ball mills. Tailings are disposed of in an engineered dam two km from the processing plant. Gold is produced in doré bars and shipped to a refinery for sales.

Production at the Masbate Gold Project at year end 2015 was 175,803 ounces of gold. Ore originated from Colorado Pit, Main Vein Stages 1 and 2 Pits, and Panique Pit. Oxide content for the year was 51.6% . In 2016, the principle sources of ore are expected to be Colorado Pit, which is predominantly oxide ore, and Main Vein Stage 1 Pit, which produces principally transitional and fresh (primary) ore. For ore processed this year, oxide ore content is estimated to be 19%, transitional ore 38% and primary ore 43%. A total of 16.25 million tonnes of waste is expected to be mined along with 6.7 million tonnes of high grade ore (oxide, transitional and primary) and 2.66 million tonnes of low grade ore.

The table below indicates the 2015 actual and 2016 planned production.

	2015 Actuals	2016 Guidance/Budget
Gold Production (100%)	175,803 oz.	175,000 to 185,000 oz.
Tonnes Milled	6.9 million	6.7 million
Grade Milled	1.05 g/t	1.15g/t
Recovery	75.9%	72.1%

Processing and Recovery Operations

At this time, the Company has elected to limit its upgrade activities to the installation of additional process tanks to increase leach retention time (the “Masbate Plant Upgrade”) and other modifications as described in the section “Masbate Gold Project – Mineral Processing and Metallurgical Testing”. Additional expansion cases may be revisited in the future should economic conditions change, to move to finer grind sizing or to add additional plant capacity. The purpose of the current Masbate Plant Upgrade is to promote improved gold recovery and higher throughput by the addition of pre-aeration, cyclone modifications (among other grinding circuit modifications) and longer retention time (increased tank capacity) for coarser material, thereby optimizing the economics of the existing facility without the large capital investment associated with a third ball mill.

The process plant at the Masbate Gold Project is a traditional CIL cyanide leach circuit initially designed to accommodate 24 hours residence time at a nominal five Mtpa feed rate. Increases to throughput over the years to approximately 6.7 Mtpa have resulted in a decrease in available residence time with initial tankage installed. To some degree, this had initially been offset by addition of lead nitrate as a leach accelerant, however testwork conducted in 2014 indicates that a positive benefit to recovery (nominal 2%) can be achieved by increasing available tankage. A scoping study was undertaken to ascertain optimal conditions at a coarser grind size (to allay requirements for an additional Ball mill) and an economic evaluation concluded that a phased approach would add four additional CIL tanks, one leach tank and a pre-aeration tank to the existing circuit to provide for a nominal 28 hours residence time (6.9 Mtpa and 150 micron grind). Design and construction of these tanks commenced in 2015 with a planned commissioning date at end of the second quarter of 2016. Additional work is expected to be completed later in 2016, including cyclone modifications and other grinding circuit modifications. The result will be promotion of improved gold recovery and higher throughput by optimizing the economics of the existing facility without the large capital investment associated with a third ball mill. An additional generator will be added to the existing heavy fuel oil (“HFO”) power generating facility to assure sufficient power for the Masbate Plant Upgrade.

This configuration will also allow for future upgrade and throughput increase at a finer grind size. Capital expenditure for the Mill Upgrade project in 2015 was $8.6 million and in 2016 $22.2 million is allocated to plant upgrades and additional power generating capacity.

In 2015, the performance of the Masbate Gold Project achieved throughput of 6.9 Mtpa from a budget rate of 6.5 Mtpa and recovery of 75.9% against a budget of 74.2% . Changes to the mining schedule during the year meant a higher proportion of oxide material was fed to the mill which allowed for higher recovery at an elevated throughout rate. During the year Masbate operations completed remediation works for the SAG mill bearings. Maintenance was performed on the ball mill ends mid-year and a new tailings line was installed.

Infrastructure, Permitting and Compliance Activities

Limited resources and facilities are available in the nearby town of Aroroy and in Masbate City. Technical services and items of significance are available in either Cebu or Manila. The Masbate operation recruits skilled and semi-skilled labourers from the areas local to the Masbate Gold Project for our work force. A digital satellite communications package provides phone, email and facsimile coverage to the mine site. Mobile telephone coverage is available throughout the majority of the mining and exploration areas. A multi-channel radio network is utilised for operations communication within the mine and process plant. The project area is well serviced by existing infrastructure. A 300 person camp is provided together with a staff housing compound for staff employees, with additional temporary/construction housing available locally for non-staff personnel. Water for processing and fresh drinking water is provided from the existing dam on the Guinobatan River and bore holes (wells) proximal to the dam. There is a port and an airstrip at the site and partly sealed roads link the deposit to the provincial capital of Masbate City.

FRC has obtained an Environmental Compliance Certificate (“ECC”) 9804-003-120C for the Masbate Gold Project, pursuant to which it carries out an Environmental Protection and Enhancement Program for the life of the mine. This program is approved by the Philippines Department of Environment and Natural Resources (the “DENR”), and is required to be updated annually. During 2015, FRC continued to monitor activities in association with the DENR biannual site reviews by the multipartite monitoring team and internal environmental monitoring to measure compliance with the statutory requirements.

FRC has obtained and maintained the key agreements, permits, licences and certificates for its mining operations. These include the MPSA 095-97-V and the ECC referenced above. Other appropriate permits have been obtained and maintained relating to operations. Some of the key permits are as follows:

•	Mining covenants pertaining directly to the day to day mining operation. They include the MPSAs of the tenements, mineral processing permit, explosive storage and handling permits, and safety permits.

•	Ore Transport and Export Permits and Commodity Clearance to allow for the transport of the gold ore out of the Philippines.

•	Electrical and mechanical permits.

•	Additional environmental permits including, a waste water discharge permit to discharge waste water into the tailings impounding facility, a wastewater discharge permit to discharge treated water to the receiving environment, and various facility pollution permits, including the power plant emissions permit.

•	Administrative permits cover areas such as the hospital, aerodrome, port, mayor’s/business permit and radio transmissions. An important item is the right to water from the Guinobatan, Lanang and Bangon rivers.

•	Real estate permits cover right-of-way agreements with local parties.

The Masbate Gold Project interacts directly with eight villages within the local municipality of Aroroy, although its influence is over a larger area, and it is a significant employer at Masbate Island. Approximately 70% of the workers are from this locale. In general, education levels are low. The prime vehicle for interaction and support to the local community is through the Social Development Management Plan (“SDMP”), which serves as a tool for development and implementation of community projects. The annual value of the SDMP Fund is equal to 1.5% of total operating costs for the project. The focus of SDMP, which works in coordination with and approval from the Mines and Geosciences Bureau and the local communities, is for projects related to livelihood, infrastructure, health, education, culture, and training. In addition, Masbate Gold Project and B2Gold have participated in initiatives for support of hospital development, medical services and emergency relief such as during Hurricane Yolanda in 2013. With the relatively large population in the area, there is a need for ongoing communication with the communities. This function is supported by our community relations department.

Capital and Operating Costs

The 2015 actual and 2016 budgeted sustaining capital costs (excluding capitalized stripping costs) at the Masbate Gold Project are summarized in the table below.

	2015 Actuals	2016 Budget
Mining	$7,462,000	$4,451,000
Processing	$5,299,000	$4,396,000
Tailings Storage Facility	$2,122,000	$204,000
Land Acquisitions	$3,558,000	$6,395,000
Others	$3,956,000	$2,717,000
Total	$22,397,000	$18,163,000

The table below summarizes the average 2015 actual and 2016 budgeted operating costs for the Masbate Gold Project.

	2015 Actuals ($/tonne processed)	2016 Budget ($/tonne processed)
Mining	$5.37	$4.36
Processing	$8.62	$9.12
Site General	$3.92	$4.05
Total	$17.91	$17.53

Sustaining capital costs at the Masbate Gold Project in 2016 are budgeted to total $18.2 million (2015 actual costs totalled $22.4 million). Budgeted sustaining costs for 2016, consisting primarily of land purchases ($6.4 million), equipment purchases for both mine and process operations ($5 million) and mine infrastructure development and facilities improvements ($3.9 million). Capitalized stripping costs related to sustaining operations for 2016 are budgeted to total $6.5 million (2015 actual costs were $6.7 million). Non-sustaining capital costs for 2016 are budgeted to total $22.2 million (2015 actual costs totalled $8.6 million) and consist primarily of the Masbate Plant Upgrade. Non-sustaining capital costs for 2015 also relate to the Masbate Plant Upgrade.

The capital cost estimates and operating cost estimates in the tables above are applicable to 2016 only and are based on the Company’s current estimates and mine plan for the Masbate Gold Project. Our costs in subsequent years may vary significantly from our 2016 cost estimates as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates and changes to our current mining operations or mine plan. Our current mine plan for the Masbate Gold Project is based on existing Mineral Reserves. We conduct ongoing exploration and analyses at our operating mines with a view to identifying new Mineral Resources and upgrading existing Mineral Resources to higher confidence levels and potentially into new Mineral Reserves. If new Mineral Reserves are successfully identified it may alter the current mine plan and potentially extend the mine life.

Exploration and Development

The Masbate exploration budget for 2016 is approximately $4.9 million including 18,000 metres of drilling. The program includes further drilling in the Pajo area and on several other targets around the property. Concurrently, an aggressive surface exploration program comprising of geological target generation and follow up prospecting, geochemical sampling and trenching is also planned. Our geological team believes there is good potential to increase the Masbate Mineral Reserves and Mineral Resources with additional exploration drilling.

La Libertad Mine

Certain portions of the following information are derived from and based on the assumptions, qualifications and procedures set out in the technical report entitled “NI 43-101 Technical Report, La Libertad Mine, La Libertad Region, Nicaragua” dated March 27, 2015 prepared by Donald E. Hulse, P.E. and William J. Crowl, MMSA of Gustavson Associates, LLC and Deepak Malhotra, Ph.D. (the “Libertad Technical Report”). For a more detailed overview of La Libertad Mine, please refer to the Libertad Technical Report, which is available on SEDAR at www.sedar.com.

Property Description, Location and Access

La Libertad Mine is located approximately 110 km due east of Managua, the capital city of Nicaragua and 32 km northeast of Juigalpa. The property is situated near the town of La Libertad in La Libertad-Santo Domingo Region of the Department of Chontales in Central Nicaragua. Access to the La Libertad property is 201 km by paved road from Managua to Juigalpa, the capital city of the Department of Chontales. From Juigalpa, a newly paved road (paver stones) leads northeast for 30 km to the town of La Libertad. Access to the mine site is along a five km, secondary unsurfaced road that originates at the entrance to the town of La Libertad. In total, La Libertad Mine is 236 km from Managua.

We, indirectly through our subsidiary, Desarrollo Minero de Nicaragua S.A. (“Desminic”), hold a 100% interest in one exploitation concession for La Libertad covering 10,950 hectares, granted on September 6, 1994 for the term of 40 years pursuant to Ministerial Decree No. 032-RN-MC/94. The principal obligations under the Ministerial Accord include the annual payment of surface taxes, and a net 3.0% royalty on gross production revenues (ad valorem tax) payable to the government of Nicaragua. In addition, we hold an interest in two exploration concessions consisting of Buenaventura (100%) and Cerro Quiroz (80%) which cover a total of 4,600 hectares and are contiguous to the La Libertad exploitation concession.

La Libertad Mine is also subject to a royalty interest granted to Inversiones Mineras S.A. (“IMISA”), a holding company formed to represent unionized mine workers in Nicaragua, equal to 2.0% of the value of total production of gold and silver from La Libertad exploitation concession. In Nicaragua, the government is entitled to an ad-valorem tax over the substances extracted from a mineral concession. The amount of ad-valorem tax is 3% for minerals. Under Nicaraguan law, the ad-valorem tax paid is considered a deductible expense for purposes of computing corporate income tax. However, when this law was enacted, it included a grandfathering rule which allowed concessions granted prior to this law to continue operating under its existing regime. Under the mining law applicable at the time, the amount paid as ad-valorem tax is applied as a direct credit against corporate income tax. The total royalty payable on La Libertad Mine production is 5.0% . In addition, under Nicaraguan law, artisanal miners have the right to exploit secondary veins up to a total surface area that may not exceed 1% of the total area granted under a concession. Artisanal mining activities continue on the concession.

History

Operations from 2001 to 2007 were mostly continuous, with some temporary shutdowns reported for maintenance purposes. Mine production has been largely from a series of pits along the main Mojón-Crimea structure. Significant production was also achieved from the Esmeralda structure located parallel to and immediately south of the Mojón pits. Mine production for 2001 to March 2007 totalled 6.7 million tonnes, at a grade of 1.66 g/t of gold, producing 207,000 ounces.

Ownership of Desminic, our subsidiary that holds the mineral title, passed through several companies as a result of mergers and acquisitions, until July 6, 2006, when Central Sun Mining Inc. (“Central Sun”) purchased a 100% interest in La Libertad Mine. In May 2007, a scoping study was completed following test work and a study of the potential for conversion of the heap leach process to conventional milling. Results of the study were positive and open pit mining was halted in March 2007 in order to proceed with the process upgrade. In August 2007, Central Sun commissioned a Feasibility Study and investigated sources of mill equipment. We acquired Central Sun on March 26, 2009, completed the construction of the mill in the fourth quarter of 2009 and commenced ore processing at La Libertad Mine on December 15, 2009.

Geological Setting, Mineralization and Deposit Types

The Libertad mining district covers an area of approximately 150 square kilometres, and lies within a broad belt of Tertiary volcanic rocks that have been differentiated into two major units called the Matagalpa and the Coyol Groups. Oligocene to Miocene in age, the Matagalpa Group is the oldest unit and consists of intermediate to felsic pyroclastic rocks. Unconformably overlying the Matagalpa Group are Miocene-aged mafic lavas of the Lower Coyol unit. The rocks of the Lower Coyol unit host the gold-bearing quartz veins in the Libertad district.

At La Libertad Mine, epithermal gold-silver deposits are hosted by andesitic volcanic rocks of late Miocene age. The bulk of known gold mineralization at La Libertad Mine is contained within vein sets along two parallel trends separated by approximately 500 metres. The Mojón-Crimea Trend is nearly four km long, strikes 65° and dips on average 80° to the southeast. The down-dip dimension is commonly on the order of 200 metres to 250 metres. The massive quartz veins and adjacent stockwork/stringer zones range in width from two metres to seventy metres for an average of 15 metres, often narrowing at depth. The Santa Mariá-Esmeralda Trend is discontinuous, with the Santa Mariá and Esmeralda veins separated by approximately 1,000 metres. The Santa Mariá vein averages 10 metres wide and is approximately 450 metres long. The Santa Maria, Crimea and Esmeralda Veins have been mined out. The San Juan vein zone extends for approximately 1,000 metres along strike and is located five km south of the plant. This vein zone averages approximately 3.4 metres wide and has been drill tested to a depth of 170 metres.

Gold mineralization is hosted by epithermal quartz and occurs as free particles up to 40 microns in diameter. Average grain sizes are three microns to fifteen microns in diameter. Gold has a close affinity with pyrite and occurs as both a nucleus for pyrite crystallization and as a coating on pyrite crystals. Subsequent oxidation has destroyed the pyrite and freed the gold to depths of up to 150 metres below surface. Mineralization also occurs as native silver and electrum, a gold-silver alloy.

Exploration

The 2013 exploration campaign at La Libertad Mine focused largely on mine related drill testing of potential underground targets below the Mojon open pit, Jabali Antenna and the Santa Maria open pit. At Mojon, a total of 13 holes were drilled for 3,422 metres on three main underground areas below the current resource pit, and these will be followed up with definition programs during 2014.

The 2014 exploration program at La Libertad Mine included resource drilling at Mojon and continued exploration on a number of regional targets. The focus of exploration drilling was directed towards mainly brownfields drilling and evaluation of regional targets in search for more open pit feed for the mill. A total of 58 diamond drill holes were completed for 8,250 metres on four target areas. These included the Mojon structure where 32 holes drilled were completed in an area below the design pit to examine grade continuity and geotechnical properties of the vein for consideration of extracting remaining material by underground methods. Other targets drill tested include the Los Angeles, Calvario and Mestiza vein structures.

The 2015 exploration program at La Libertad Mine included drilling and surface work. Surface work comprised of geological mapping and rock and soil sampling and trenching. A total of 3,056 rock and soil samples were collected and results were used to help define targets to be followed up by trenching and subsequently drilling. A total of 1,403 metres in 114 trenches over 14 targets was completed with encouraging results up to 8.28 metres grading 10.89 g/t gold in CMTR15-001 and 8.92 metres grading 2.94 g/t gold in TPTR15-003 in new vein systems near Mojon.

Drilling

During 2013, we completed a total of 7,405 metres of drilling in 32 holes. The majority of the drilling was completed over the Mojon, Jabali Antenna and Santa Maria vein structures looking for high grade underground extensions to the known Reserve and Resource mineralisation. A five hole, 413 metre, drill program was completed on an exploration target called Calvario, along strike for the known San Juan resource.

In 2014, we completed a total of 8,250 metres of drilling in 58 holes. The program consisted of predominantly resource drilling on the Mojon high grade underground targets and some exploration on regional targets.

During 2015, we completed a total of 11,692 metres of drilling in 91 holes. The focus of exploration drilling was evaluating the underground potential of the Jabali Antenna and Mojon vein systems as well as testing the open pit potential on other regional targets such as Los Angeles-Mestiza structure and San Francisco. Drilling at Jabali Antenna East returned high grade results with JB15-429 returning 7.50 metres grading 5.39 g/t gold, JB15-428 returning 3.57 metres grading 17.00 g/t gold and JB15-426 returning 4.55 metres grading 5.00 g/t gold. At Los Angeles-Mestiza, a potential strike extension of Los Angeles mineralization was identified in MZ15-007 that intersected 8.2 metres grading 4.56 g/t gold. In addition, initial drilling on a new target near Mojon returned encouraging results with TP15-003 intersecting 16.0 metres grading 3.49 g/t gold (including 6.0 metres grading 5.52 g/t gold).

Sampling, Analysis and Data Verification

Drill core is moved from the drill site to a covered core handling facility located at La Libertad Mine. Geologists check depth intervals and box numbering, log and photograph the core, and mark sample intervals. Hardcopy logs record: core recovery, Rock Quality Designation (“RQD”), sample intervals, colour, grain size, alteration, and lithology.

The type and amount of quartz veining or brecciation are the main criteria for sample interval selection. Intervals are commonly kept to greater than 30 centimetres and range up to 1.5 metres in less-altered material. Once marked, intervals are assigned a unique sample number and are cut longitudinally by a diamond core saw. One half of the cut core remains in the core box for storage at the La Libertad Mine site. The other half of the cut core samples are placed directly into a plastic sample bag, which is marked and sealed for transport to the on-site laboratory by our personnel for sample preparation. The samples are dried, crushed and pulverized with the pulp sample sent to BV Labs in Vancouver, British Columbia, Canada, where the samples are analysed by gold fire assay with an AAS finish. Sample rejects are stored temporarily at the on-site laboratory or in a separate storage facility. All of these facilities are located within the mine site, a guarded facility closed to the public. ALS Minerals located in Vancouver, Canada, is the umpire laboratory.

QA/QC procedures include the systematic insertion of blanks, standards and duplicates into the drill core and trenching sample strings. The results of the control samples are evaluated on a regular basis with batches reanalysed and/or resubmitted as needed. During 2015, 74% of the samples were sent to BV Labs in Vancouver and the remaining samples were sent to the mine laboratory at La Libertad. Both labs performed well within industry expectations, indicating failure rates between 3-5% on submitted control samples. Lab reproducibility determined through the evaluation of duplicate samples was excellent. In addition, there was minimal lab contamination monitored through the use of blank samples. Quarterly umpire check samples, representing 4-5% of the samples analyzed in 2015, suggests that the primary lab has a slight low bias and the referee check lab ALS Minerals has a slight high bias.

The QA/QC procedures are adequate to support the inclusion of the sampling assay results in the estimation of Mineral Resources. The results of the data verification procedures indicate that the data has been acquired in an industry standard manner and are adequate to be used in Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

La Libertad was put into production as a large scale heap leach from 1994 to 1996. It was returned to production in 2001 and operated as a heap leach until 2007. In May 2007, due to consistently low gold recoveries, the owner, Central Sun commissioned AMEC to complete test work to determine the benefit to convert the plant to a conventional mill and agitated leach/CIP process.

We acquired the property from Central Sun in March 2009 and completed the construction of the current mill in late 2009, commencing ore processing on December 15, 2009. The mill feed at La Libertad is a combination of fresh material from the several pits in operation supplemented with material from the “spent” leach pads. Further test work was conducted at the Kappes, Cassiday and Associates Lab in Reno, Nevada in 2011 and 2012, as well as by BBA in Toronto and SGS Lakefield in 2014 to evaluate the metallurgical response of the Jabali Central and Jabali Antenna deposits to the La Libertad process plant conditions and optimize leach conditions. Samples from Jabali Central and Jabali Antenna responded well to the La Libertad plant conditions, and recoveries and reagent additions were further enhanced through the test programs. There are no deleterious elements which impact gold recoveries from La Libertad or Jabali.

Mineral Reserves and Mineral Resources

Mineral Reserves as of December 31, 2015 are reported within design pits above a cut-off grade based on a gold price of $1,200 per ounce. Mineral Reserves are reported on two vein targets plus remaining previously processed heap leach material referred to as “spent ore”. Mineral Reserves are fully diluted and 100% attributable to B2Gold. The overall decrease in Mineral Reserve ounces from reporting at December 31, 2014 to December 31, 2015 is largely a result of mining depletion in 2015 and an updated resource estimate on the “spent ore” material after additional sampling of the material in 2015.

Probable Mineral Reserves as of December 31, 2015 1,2,3,4,5,6,7,8

Vein Structure	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Jabali Central	1,360,000	2.67	117,000	3,600
Jabali Antenna	550,000	3.61	64,000	2,000
Spent Ore	1,060,000	0.95	32,000	1,000
Total Probable Mineral Reserves	2,970,000	2.23	213,000	6,600

Notes:
(1)	Mineral Reserves reported at a $1,200 per ounce gold price within design pits.
(2)	Cut-off grades and design pits based on 2016 budget costs.
(3)	Mineral Reserves reported are fully diluted. The amount of dilution applied varies by deposit.
(4)	Mineral Reserves are reported above an open pit cut-off grade of 0.74 g/t gold for spent ore and 0.81 g/t gold for Jabali Central and 0.79 g/t gold for Jabali Antenna.
(5)	The mining permit for Jabali Antenna is anticipated to be received in the second quarter of 2016.
(6)	Mineral Reserves numbers are rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.
(7)	The Mineral Reserve estimates for La Libertad Mine were compiled and verified under the supervision of Kevin Pemberton, P.E. (Florida, USA), Chief Mine Planning Engineer, and a Qualified Person.
(8)	The estimates reflect our 100% interest in La Libertad Mine.

La Libertad Mine Mineral Resources as of December 31, 2015 are shown in the following tables. Mineral Resources are reported inclusive of Mineral Reserves. All Mineral Resources considered for open pit mining are constrained within pit shells using a gold price of $1,400 per ounce and reported above cut-off grades of 0.70 g/t gold. Mineral Resources considered for underground mining are reported above a cut-off grade of 2.5 g/t gold.

Indicated Mineral Resources as of December 31, 2015 1,2,3,4,5,6,7

Vein structure	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Indicated	-	-	-	-
Jabali Antenna – Open Pit	1,890,000	3.87	235,000	7,300
Jabali Central – Open Pit	1,490,000	2.85	137,000	4,200
Spent Ore	1,560,000	0.87	43,000	1,300
Total Indicated Mineral Resources	4,940,000	2.61	415,000	12,900

Inferred Mineral Resources as of December 31, 2015 1,2,3,4,5,6,7

Vein Structure	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Open Pit – Inferred	-	-	-	-
Jabali Antenna	340,000	2.83	31,000	1,000
Jabali Central	280,000	3.35	30,000	900
Spent Ore	340,000	0.85	9,000	300
Subtotal Inferred Resources Open Pit & Spent Ore	960,000	2.29	70,000	2,200
Underground – Inferred	1,550,000	5.91	296,000	9,200
Total Inferred Mineral Resources	2,510,000	4.53	366,000	11,400

Notes:
(1)	Mineral Resources are inclusive of Mineral Reserves.
(2)

Open pit Mineral Resources for La Libertad are reported within pit shells based on a gold price of $1,400 per ounce and current costs and metallurgical recovery. Open pit Mineral Resources are reported above a cut-off grade of 0.70 g/t gold. Spent ore is reported above a gold cut-off grade of 0.65 g/t. Underground Mineral Resources are reported above a cut-off grade of 2.5 g/t gold.

(3)

Due to the uncertainty which may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resources as a result of continued exploration.

(4)	Mineral Resources numbers are rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.
(5)

Mineral Resource estimates for La Libertad Mine were compiled and verified as of December 31, 2015 under the supervision of Brian Scott, P.Geo., our Vice President Geology and Technical Services, and a Qualified Person.

(6)	The estimates reflect a 100% interest in La Libertad Mine.
(7)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

There are no undisclosed metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political and other issues that the Company is aware of that may materially affect the Mineral Resources and Mineral Reserves estimates for the La Libertad Mine.

Mining Operations

Mineral Reserves were updated as of December 31, 2015 using the Mineral Resource models available at the end of 2015. The Jabali model was updated and diluted in July of 2015 and the spent ore model was updated in September of 2015. Cut-off grades for each pit and the spent ore were calculated using the approved 2016 budget to estimate the processing, general and administrative, and mining costs for each ore type. Metallurgical recovery was estimated from test work and historic and ongoing mill performance.

La Libertad Mine was historically a conventional surface mining operation utilizing small to mid-size equipment to drill, blast, excavate, and remove ore and waste from several active open pits. Following our acquisition of Central Sun in March 2009, we completed the conversion of the processing facilities from heap leaching to conventional milling and began processing ore on December 15, 2009, with the first doré bar being produced on January 5, 2010.

Production for the year ending December 31, 2015 was 119,475 ounces of gold, from the Jabali Central pit, Mojon SW pit, spent ore and Los Angeles pit.

In 2016, La Libertad will provide ore to the mill from open pits, the spent ore stockpile and a small amount of ore from a test underground project at Mojon. All of the pits are mined on six metre benches and the pit slopes are designed on recommendations from geotechnical engineering consultants. Libertad uses its own drills to drill the blast patterns, and contractors blast and mine the pits. Mining is done by loading articulated and rigid haul trucks using hydraulic excavators loading from above the blasted muck.

La Libertad Mine is expected to produce approximately 125,000 to 135,000 ounces of gold in 2016.

La Libertad is budgeted to process an average of 6,350 tonnes of ore per day for a total of approximately 2.3 million tonnes of ore for the year at an average grade of 1.86 g/t gold. Gold recoveries are expected to average 94%. Mill feed is expected to consist mainly of high grade ore from the Jabali Central (31%), Jabali Antenna (9%), and Los Angeles (5%) open pits, which will be blended with lower grade spent ore (50%) and material from Mojon underground development (5%).

The table below indicates the 2015 actual and 2016 planned production.

	2015 Actuals	2016 Guidance/Budget
Gold Production (100%)	119,475 oz.	125,000-135,000 oz.
Tonnes Milled	2.3 million	2.3 million
Grade Milled	1.71 g/t	1.86 g/t
Recovery	94.2%	94%

Processing and Recovery Operations

La Libertad mill originally processed an average of approximately 3,900 tonnes of ore per day. The installation of a second ball mill, which was not included in the original plant design, was completed in August 2010 and the mine ramped up to 5,500 tonnes per day design throughput capacity in the fourth quarter of 2010. As a result of a mill expansion completed in the second quarter of 2013, mill capacity increased by 10% to 6,050 tpd with the addition of a pebble crushing circuit and more leach capacity. In 2015, the mill averaged 94.2% gold recovery and a throughput of 6,323 tonnes per day.

Infrastructure, Permitting and Compliance Activities

Most of the non-professional staff and some of the skilled and professional staff at La Libertad Mine come from the surrounding towns in the area. The town of La Libertad, some five km by an unsurfaced secondary road, has a local population of just over 9,000. Several other small towns are located within close proximity of La Libertad Mine. The area has a long history of mining and ranching, and a local labour force skilled in small-scale mining is available. Many of the higher-skilled jobs, such as supervisory and professional designations, are filled by people from Managua as well as elsewhere in Central and South America. Most machinery and equipment required at La Libertad Mine is imported. The transportation network is well established.

All environmental studies are complete and all permits are in place except the permit to mine in the Jabali Antenna area. This application has been submitted and the permit is expected to be received in the second quarter of 2016. The operation has had cordial relations with the environmental authorities and local communities. In addition, B2Gold staff (through Desminic) has been managing social issues and community stakeholder engagement in and around the region of Santo Domingo for the past three years. Continuous efforts to maintain a social license are also being applied to the Jabali Antenna project.

Capital and Operating Costs

The 2015 actual and 2016 budgeted sustaining capital costs (excluding capitalized stripping costs) at La Libertad Mine are summarized in the table below.

	2015 Actuals	2016 Budget
Land Acquisitions and Resettlement	-	$8,636,000
Tailings Storage Facility	$8,100,000	$4,977,000
Processing	$1,685,000	$637,000
Mining	$2,640,000	$2,432,000
Site General	$1,046,000	$28,000
Total	$13,471,000	$16,710,000

The table below summarizes the average 2015 actual and 2016 budgeted operating costs for La Libertad Mine.

	2015 Actuals ($/tonne processed)	2016 Budget ($/tonne processed)
Mining	$22.07	$22.20
Processing	$13.32	$13.60
Site General	$4.01	$4.07
Total	$39.40	$39.87

Sustaining capital costs at La Libertad Mine in 2016 are budgeted to total $16.7 million (2015 actual costs totalled $13.5 million). Budgeted sustaining costs for 2016 consist primarily of land purchases ($6.6 million), tailings pond expansion ($5 million), Mojon underground mine development ($3.7 million) and water management infrastructure in Jabali consisting of a new pumping station and treatment plant ($1.4 million). Capitalized stripping costs for 2016 are budgeted to total $11.2 million (2015 actual costs $3.4 million). Budgeted non-sustaining costs for 2016 total $3.6 million (2015 actual costs $3.8 million) and consist primarily of Jabali underground development costs. Non-sustaining costs for 2015 related mainly to resettlement activities and underground development.

The capital cost estimates and operating cost estimates in the tables above are applicable to 2016 only and are based on the Company’s current estimates and mine plan for La Libertad Mine. Our costs in subsequent years may vary significantly from our 2016 cost estimates as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates and changes to our current mining operations or mine plan. Our current mine plan for La Libertad Mine is based on existing Mineral Reserves. We conduct ongoing exploration and analyses at our operating mines with a view to identifying new Mineral Resources and upgrading existing Mineral Resources to higher confidence levels and potentially into new Mineral Reserves. If new Mineral Reserves are successfully identified it may alter the current mine plan and potentially extend the mine life.

Exploration and Development

La Libertad gold district has been explored by prospectors, small scale miners, and mining companies for the last 150 years. Numerous pits, adits, trenches and small shafts throughout the district delineate a 20 km long and five km wide mineralized system. La Libertad Mine area is the only segment of the district to have been explored at significant depth. Our land holdings offer an excellent opportunity to discover additional mineralization at similar grades as has been mined at La Libertad Mine. We have received the mining permit for the Jabali Central deposit and have commenced the shipping of Jabali ore to La Libertad mill. The mining permit for Jabali Antenna is anticipated to be received in the second quarter of 2016. Negotiations have been finalized for resettlement from the key areas near the pit, and agreements are currently being formalized. Documented resolution of those key areas, expected by the end of March 2016 is a requirement prior to concluding the permitting process with the government of Nicaragua.

We plan to spend approximately $5 million in 2016 on an exploration program for a total of 9,050 metres of planned diamond drilling. The program is comprised largely of brownfields drilling, including Jabali Antenna East infill drilling, Mojon underground potential and other targets. Regionally, La Libertad exploration program continues to generate targets within the mineral claim area.

Otjikoto Mine

Certain portions of the following information have been derived from and are based on the assumptions, qualifications and procedures set out in the technical report entitled “NI 43-101 Technical Report Feasibility Study: Otjikoto Gold Project, Province of Otjozondjupa, Republic of Namibia” dated February 25, 2013 prepared by, among others, the following Qualified Persons: William Lytle, P.E., M.Sc., B.Sc., Tom Garagan, P.Geo., BSc., Hermanus Kriel, Pr.Eng., B.Eng., Glenn Bezuidenhout, Pr.Eng., FSAIMM and Guy Wiid, Pr.Eng., M.Sc., B.Sc (the “Otjikoto Feasibility Study”). For a more detailed overview of the Otjikoto Mine, please refer to the technical reports noted above, which are available on SEDAR at www.sedar.com.

Property Description, Location and Access

The Otjikoto Mine is located approximately 300 km north of Windhoek, the country’s capital, within the Province of Otjozondjupa in the north-central part of the Republic of Namibia. The Otjikoto Mine can be accessed off the main B1 road, a primary paved road, from the towns of Otjiwarongo or Otavi located approximately 70 km to the southwest and 50 km to the northwest of the Otjikoto Mine respectively. The Otjikoto Mine area is characterized by low rainfall with extreme temperature ranges and unique climatic factors influencing the natural environment and biodiversity. In general, the climatic conditions at the Otjikoto Mine site allow for year-round construction and mine operations.

On December 5, 2012, the Namibian Ministry of Mines and Energy (“MME”) granted Auryx Gold Namibia (Proprietary) Limited, later renamed B2Gold Namibia, the Otjikoto mining license, ML 169. B2Gold Namibia is owned indirectly 90% by B2Gold and 10% by EVI, a Namibian empowerment company. The mining license (“ML”) was granted in accordance with the Minerals (Prospecting and Mining) Act of 1992 (the “Namibian Minerals Act”) and covers an area of 6,933.99 hectares. The license is valid for a term of 20 years with expiry of December 4, 2032. The license can be renewed for a further 20 years upon application to the MME. The ML requires payment of an annual fee, development of a works program, environmental compliance, commitment to seek local suppliers for fuel and lubricants, approval of the product take-off agreement, and payment of taxes by permanent employees in Namibia. Mine production is subject to royalties at 3% of net market value payable to the Namibian state.

The ML is situated within Exclusive Prospecting License (“EPL”) 2410. EPL 2410 covers an area of 47,919 hectares (inclusive of the ML) and is in good standing, with renewal for an additional two years granted by the MME on February 6, 2015. An annual fee of N$5,000 and filing of quarterly exploration reports with the MME and bi-annual environmental reports with the Ministry of Environment and Tourism (“MET”) are required to keep the license in good standing. Exploration is conducted under the terms of an ECC issued by the MET on June 20, 2002. The ECC was renewed by the MET on February 11, 2013. B2Gold Namibia holds one additional EPL in the Otjikoto area and eight additional EPLs in other areas of Namibia.

In 2011, the farms Wolfshag, Otjikoto, Gerhardshausen and Okaputa Nord I were purchased and consolidated by Auryx Properties Holdings (Proprietary) Limited, later renamed as B2Gold Namibia Property (Proprietary) Limited (“B2Gold Namibia Property”). In 2015, the farm Erhardtshof, located immediately north of the other farms, was purchased and held by B2Gold Namibia Property. The ML and all proposed infrastructure are situated on the B2Gold Namibia Property farms. All of the permits required for production have been received.

The Namibian Minerals Act levies a royalty of 3% on the net sales of gold and silver. A value-added tax (“VAT”) of 15% applies to domestic goods and services and 16.5% to imported goods and services. A refund on the 15% VAT on domestic goods and services is expected to be approved and the expected refund period is estimated to be two months.

History

A number of mineral companies explored the area for base metals in the mid-1960s to the mid-1980s, including mapping and drilling, all with limited success. There is no recorded history of gold-focused exploration activity within or adjacent to the Otjikoto Mine until the deposit was discovered by Avdale Namibia (Proprietary) Limited (now B2Gold Namibia) in 1999 as the result of a base metal exploration program initiated by Anglovaal Mining Limited in 1995. Between 1999 and 2011, a series of operators completed numerous airborne and ground geophysical and geochemical surveys and drilled 305 rotary air blast, 458 reverse circulation and 624 diamond drill holes totalling 173,156 metres on the Otjikoto Mine.

Geological Setting, Mineralization and Deposit Types

The Otjikoto deposit is located within the Damara Mobile Belt, which forms part of the Pan–African Mobile Belt system. The Damara Mobile Belt consists of two branches, one running approximately parallel to the present Namibian coastline, while the second branch strikes north-eastwards and is referred to as the “Intracratonic Branch”. Otjikoto is located within the northern portion of the Intracratonic Branch.

The Otjiwarongo-Otavi regional area is located in the Northern Central Zone and Northern Zone (“NZ”) of the Damara tectonostratigraphic zones. The Otjikoto exploration properties lie primarily within the NZ. The Otjikoto area is predominantly underlain by lithologies belonging to the Neoproterozoic Swakop Group of the Damara Orogen. The Okonguarri Formation, of the Swakop Group, hosts the gold mineralization and is overlain and underlain by distinctive glacial diamictite horizons, the Ghaub and Chuos formations, respectively. The Okonguarri Formation is principally composed of thick units of dark grey carbonaceous marble, biotite-schist, graphitic schist and calc-silicate horizons.

Gold in the main Otjikoto deposit is hosted by a NNE striking sheeted sulphide (+ magnetite) - quartz+carbonate vein system. The system has been traced over a strike length of 2.3 km, to a depth of 475 metres below surface. The mineralized zones trend NNE, dip 20° to 30° to the SE and contain higher grade shoots which plunge at 10-15° to the SSW. The gold occurs in a series of thin (commonly less than 10 centimetres) sheeted veins in the schist and granofels of the Upper and Middle Okonguarri Formation. The main Otjikoto gold deposit lithology has been divided into three principal mineralized lithostratigraphic units, from top to base, the OTC, OTB and OTA. The albitite-hornfels OTC unit hosts most of the mineralized vein system and is underlain by the six metres to ten metres thick un-mineralized calcitic marble, the OTB horizon. The albitized granofels OTA unit (~30 metres thick), which hosts minor bedding-parallel veins with irregularly distributed gold values, occurs between the OTB marble and the footwall marble (~20 metres thick). The OTA granofels and the OTB marble are part of the Middle Okonguarri Formation and the OTC is the basal unit of the Upper Okonguarri Formation. Shear zones and thrust faults locally disrupt the stratigraphy and veining. Gold mineralization is spatially related to the shear zones. Most of the stronger zones of gold mineralization are situated below an albite marker horizon and associated thrust fault.

Gold occurs within the vein system as coarse native gold with a size variation from 5 microns to 400 microns, with the median at about 100 microns. Gold occurs adjacent to and within sulphides, along fractures, adjacent to and within garnets, within magnetite, on the edges of amphiboles and chlorite, and as free gold in quartz and carbonate.

The Wolfshag zone consists of a series of en-echelon stacked shoots within a sheared thrust duplex complex situated below the footwall marble within albitized metasediments of the Middle Okonguarri Formation. Gold occurrences are associated with pyrite-calcite-magnetite veins and replacement zones. The majority of the mineralization occurs within the upper shoot, the WA zone, with the highest grades associated with a fold hinge zone on the west side of the zone abutting a major shear zone. Gold mineralization levels generally decrease outward from the fold nose along more favourable strata in the limbs of the fold. The high grade shoots in the Wolfshag zone plunge 10-15° to the South-South West, similar to the Otjikoto deposit shoots. Both the Otjikoto deposit and the Wolfshag zone are considered to be variants of the orogenic type of gold deposits, with gold deposited in structurally complex settings at relatively deep crustal levels.

Exploration

To date, mineral exploration work throughout the Otjikoto Mine has relied mainly on airborne and ground geophysical surveys to target drilling as the bedrock geology of the area is largely covered by 10 to 15 metre calcrete units. Most historic, regional exploration work focused on base metal exploration.

In September 2011, Auryx Gold Corp. (“Auryx”) discovered the Wolfshag zone, which occurs a few hundred metres to the northeast of the pit and was intercepted in five drill holes representing 400 metres of strike/plunge. Our exploration work in 2012 was focused on the main Otjikoto deposit feasibility drilling but a limited exploration program was completed on the Wolfshag zone in 2012 with the zone extended to 950 metres strike length. An extensive drill program was conducted on the Wolfshag shoot in 2013 with the zone extended to 1,600 metres along strike to a depth of 625 metres below surface. Drilling on the Wolfshag zone continued in 2014 with the zone now traced for 1,750 metres down plunge to a depth of 650 metres below surface. The Wolfshag zone is open at depth down plunge to the southwest. As described below, we have continued drilling on the Wolfshag zone in 2015.

Drilling

In 2013, a total of 134 drill holes for 23,602 metres, were drilled on the Otjikoto Mine. Drilling was focused on the recently discovered Wolfshag zone, where 80 holes were drilled totaling 20,920 metres. An additional 21 holes were drilled as infill in the main Otjikoto pit area and adjacent to the Wolfshag zone, to aid in mine planning. Four holes were drilled for condemnation of the revised waste dump area and 29 shallow holes were completed for civil engineering studies. Select significant recent results (uncapped) from the Wolfshag drilling include, WH13-103 with 16.20 metres at 9.39 g/t gold, including 12.80 metres at 11.27 g/t gold and WH13-098 with 30.10 metres at 6.02 g/t gold, including 15.85 metres at 10.55 g/t gold. The infill drilling provided the basis for reporting Inferred Mineral Resources for the Wolfshag zone as announced on January 22, 2014. The initial high grade Resource estimation for the Wolfshag zone indicates the potential for future expansion of gold production or possible increase in the mine life of the Otjikoto Mine.

In 2014, 111 drill holes totaling 29,800 metres were drilled on the Otjikoto Mine. Drilling was focused on the Wolfshag zone, where nine holes were drilled in the Wolfshag pit shell and a fence of six holes was completed south of the pit shell for evaluating geotechnical characteristics in support of future engineering studies. Select significant recent results (uncapped) from the Wolfshag drilling include, WH14-162 with 29.65 metres at 9.53 g/t gold, including 15.30 metres at 17.34 g/t gold and WH14-171 with 19.95 metres at 11.78 g/t gold, including 10.80 metres at 20.58 g/t gold. Infill drilling of the northern portion of the Wolfshag zone has been completed with the new holes increasing the drilling density to a spacing of 50 metres (along strike) by 25 metres (across strike). The southern portion of the Wolfshag zone was drilled to a 100 metre by 25 metre spacing. Additionally, detailed metallurgical test work was completed on a total of 2.5 tonnes of drill samples from the northern portion of the Wolfshag zone using the Otjikoto Feasibility Study optimized comminution, gravity and leach conditions.

During 2015, a total of 20,605 metres of diamond drilling was carried out in and near the Otjikoto deposit and Wolfshag zone. An additional 1,453 metres of RC drilling and 8,500 metres of rotary air-blast (“RAB”) drilling were conducted on regional exploration targets. The majority of the diamond drilling was focused on infilling the southern, deeper, portion of the Wolfshag zone. Exploration has located a new zone of mineralization, the Wolfshag East zone, 850 metres east of the Wolfshag zone. The new zone was first identified in 2014 through soil geochemistry and follow-up RAB drilling. Diamond drilling highlights (uncapped) from the new zone include 5.54 g/t gold over 6.0 metres in hole WH15-216 and 6.81 g/t gold over 11.6 metres in hole WH15-223.

Sampling, Analysis and Data Verification

RC drilling was employed for the Otjikoto Mine deposit evaluation sampling as part of the dataset used for Mineral Resource estimation of the main Otjikoto deposit. RC sample material was routed from the bit to the drill rods’ inner-tube and went via a hose to a cyclone. The one metre samples were split in half in a two-step process through a large riffler to achieve homogenization and Left (“L”) and Right (“R”) samples obtained. Each of these samples was again split in half through two smaller rifflers, producing four sub-samples (i.e. L1, L2 and R1, R2). The L1 and R1 samples are bagged in separate A3 size thick polyurethane bags and are transported to the core yard facility. The L2 sample is dry screened using a 2 mm sieve and the +2 mm sample placed in a clearly labelled 500 millilitre plastic bottle, which is transported to the core yard for additional detailed geological logging or retained as a reference sample. In the field, the R2 sample is wet screened using a 2 mm sieve and the +2 mm fraction logged for drilling control and geological information.

The diamond drill core is oriented and a low point-line placed on the maximum dip of the prevalent dip of the fabric. Minimum sample length is 30 centimetres for HQ and 40 centimetres for NQ sized core. The majority of the sampling on the project was done at one metre sample intervals with samples labeled according to hole number and depth of end of sample. In 2012, the protocols were revised with the sampling done based on geology and a numeric sample tag system was started with information on each sample marked in the detailed logs and the tag books, in addition to on the core and boxes, as a further check on sampling. Three to five metres of material is sampled above and below the mineralized zones and the zones are sampled continuously. In narrow mineralized zones, which are separated by more than three metres, a gap in the sampling is allowed. Sample start and end points are marked on the core and on the core boxes adjacent to the samples. Core samples are split using a diamond bladed saw and the second half retained in the core box for future reference. A quarter split of core is done for field duplicates. QA/QC samples inserted into the sample stream and the bagged samples are organized into sample shipments.

Only authorized drill and B2Gold personnel are allowed at the drilling sites. All core and RC samples are collected at the RC rig by our personnel and transported directly to our secure core yard in Otjiwarongo.

Sample shipments are controlled by our Exploration Operations and Database Managers. Transportation to the laboratory is done by an independent bonded courier company called ACT Logistics with appropriate sign-off documentation accompanying each shipment at both shipping and receiving. All logged and sampled drill core is kept in the core yard or at the Otjikoto Mine site core storage facility.

Upon arrival at the laboratory, samples are organized and logged into the automated laboratory information management system (“LIMS”) prior to drying in an oven. The complete sample is crushed to >85% passing 2 mm and a 1000 to 1200 gram split pulverized to >95% passing +100 µm screen. Analysis for gold is completed using the metallic screen fire assay methodology, involving the screening of the pulverized sample followed by the fire assay, by industry standard practice, of two 25 gram aliquots from the -106 μm fraction and the complete +106 μm (oversize) fraction. The +106 μm fraction is assayed with a gravimetric finish and the -106 μm fraction with an AAS finish. The final, total, gold value is reported as the relative weighted average of the minus and plus fractions gold values. Multi-element analysis was completed on select exploration samples using industry standard induced-coupled plasma (“ICP”)-MS and/or ICP-AES methodologies.

In 2013, 2014 and 2015 a program of systematic sampling for bulk density measurements was completed. Samples representing all lithologies are taken at regular intervals (every 25 metres) with additional samples collected within the main mineralized zones. Pre-2013 drill holes were also sampled for density measurement.

QA/QC procedures have been in place since the start of the Otjikoto Mine. During the life of the project, the following external (geological) controls samples have been routinely inserted: (i) blanks for monitoring of contamination and sample mix ups, (ii) certified reference materials to monitor the accuracy of the laboratory, and (iii) duplicates to monitor laboratory precision. In addition to the geological QA/QC samples inserted and evaluated during the course of the project, the individual laboratories provide their internal QA/QC information with each Certificate of Analysis (“COA”) and, in the case of Genalysis, also as a laboratory quarterly summary QA/QC report. The primary laboratory for the Otjikoto Mine is ALS Minerals in Johannesburg, South Africa, and Vancouver, British Columbia, Canada. Samples are prepared at ALS Minerals in Swakopmund, Namibia. BV Labs located in Veritas, Swakopmund, Namibia, serves as the umpire laboratory for check analysis.

Monthly QA/QC reports are prepared documenting the laboratory performance. In 2015, performance of ALS Minerals was very good with an overall failure rate for CRMs of less than 3% and no contamination evident in the preparation laboratory from the insertion of blank material. Precision of the Otjikoto and Wolfshag deposits is quite poor, reflecting the nugget nature of the gold distribution in the mineralization rather than significant issues with ALS Minerals. Screen pulps have the greatest precision, ranging from 25% at 0.4 parts per million (“ppm”) gold to 18% in higher grade zones, indicating improvement with higher grades. Quarterly umpire check samples suggest ALS Minerals has a potentially low bias.

Data was verified by the Qualified Person responsible for data verification throughout 2015, including a site visit. Laboratory performance was reviewed by the Qualified Person through examination of monthly QA/QC reports. These reports provide documentation of the vetting of every COA and actions taken, tracking of the laboratory performance and verification of primary laboratory quality (biases) through comparison of external referee data. The Qualified Person also reviewed the current sampling and analytical procedures and related QA/QC program and believes these procedures meet or exceed industry best practice standards and are adequate to support the inclusion of the sampling assay results in the estimation of Mineral Resources.

Mineral Processing and Metallurgical Testing

Run-of-mine ore from the open pit operations is delivered by front end loaders or 100 tonne trucks to the primary crusher. The ore is fed to a crushing plant which consists of a gyratory crusher and conveyor system that feeds the coarse ore stockpile. Material is reclaimed from the stockpile and treated in a grinding circuit which is comprised of a primary SAG mill and a secondary ball mill. The entire ball mill discharge stream is treated in a gravity concentration circuit for recovery of coarse free gold. The gravity concentrate is processed in an intensive leach circuit.

The gravity tailings product is thickened to 45% solids and treated in a cyanide leach circuit. The leach product stream is pumped to a carbon-in-pulp (“CIP”) circuit for recovery of gold in solution. The tailings stream from the CIP circuit is treated in a cyanide destruction circuit using the SO2/Air process, before being pumped to a lined tailing storage facility. Gold is recovered from the CIP circuit loaded carbon in a split Anglo-American Research Laboratories elution circuit. Gold solutions from the gravity intensive leach circuit and elution circuit are treated in an electrowinning process followed by smelting to produce doré bars.

Feasibility metallurgical testing was conducted by four well established and industry leading organizations including SGS Lakefield, CANMET, FLSmidth and Jenike and Johanson. SGS Lakefield performed the bulk of the test work, while CANMET conducted the leach optimization testing, FLSmidth carried out the gravity recovery and thickener test work and Jenike and Johanson completed testing to determine ore flow properties for the crushed ore stockpile reclaim system design.

Three master composites representing the major ore types (oxide, transition and sulfide) were initially tested to develop the optimum gravity recovery/whole ore leach flowsheet for the Otjikoto process plant design. A total of 46 point composites were then tested with the optimum flowsheet to evaluate recovery variability and reagent consumption across the deposit. All recoveries were generally +95% and the average life-of-mine recovery was estimated at 95.6% which included a plant scale-up factor. Gravity gold recovery was very high in the 65-70% range. There were no deleterious elements present in any of the samples evaluated in the extensive metallurgical testing which adversely impacted gold recovery.

In addition, three comminution master composites and 17 comminution variability composites were tested at SGS Lakefield and the results were used to size the Otjikoto SAG mill and ball mill and establish the grinding circuit flowsheet. Pebble crushing was evaluated as an option to increase the mill throughput in the JKSimMet modeling and simulations studies on the Otjikoto grinding circuit and a pebble crusher has been added to the circuit during the first year of operations.

Metallurgical testing was performed in 2014 by SGS Lakefield on three zone composites and 16 variability samples from the Wolfshag deposit. Overall laboratory gold recoveries using the optimum gravity/leach flowsheet develop for the Otjikoto process plant varied from 96.5% -99.3% . As with the Otjikoto feasibility testing, there were no deleterious elements present in the Wolfshag samples which affected gold recovery. Separate Wolfshag zone and variability composite samples were also evaluated in a comminution test program and produced similar results to the Otjikoto feasibility comminution test work.

Mineral Reserves and Mineral Resources

Mineral Resources and Reserves are reported at a 90% ownership basis. Otjikoto Mineral Reserves are reported above a cut-off grade of 0.45 g/t gold. Plant commissioning was planned to have a ramp-up of 1.96 million tonnes per annum for the first year of production, 2.34 million tonnes per annum for the second year of production, and full capacity thereafter. During 2015, the throughput capacity was further increased to over 3.0 million tonnes per annum through added leach tanks and other improvements. Additional de-bottlenecking studies and installations are expected to result in a final throughput capacity of up to 3.3 million tonnes per annum.

Attributable Probable Mineral Reserves as of December 31, 2015 1,2,3,4

Zone	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Otjikoto Open Pit	21,920,000	1.26	888,000	27,600
Wolfshag Open Pit	1,950,000	2.14	134,000	4,200
Run-of-Mine Stockpile	930,000	0.87	26,000	800
Low-Grade Stockpile	1,080,000	0.51	18,000	500
Total Probable Mineral Reserves	25,880,000	1.28	1,065,000	33,100

Notes:
(1)	Mineral Reserves are reported at a gold price of $1,200 per ounce within designed pits and are fully diluted.
(2)	Attributable Mineral Reserves are reported based on a 90% ownership basis.
(3)	Mineral Reserve numbers are rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.
(4)

The Mineral Reserve estimate for the Otjikoto Mine was prepared as of December 31, 2015 under the supervision of Peter Montano, P.E. (Colorado, USA), our Senior Project Engineer, and a Qualified Person.

Attributable Indicated Mineral Resources as of December 31, 2015 1,2,3,4,5,6,7,8

Zone	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Otjikoto Open Pit	27,350,000	1.17	1,029,000	32,000
Wolfshag Open Pit	3,640,000	3.27	383,000	11,900
ROM-Stockpile	930,000	0.87	26,000	800
Low Grade Stockpile	1,080,000	0.51	18,000	500
Total Indicated Mineral Resources	33,000,000	1.37	1,455,000	45,300

Attributable Inferred Mineral Resources as of December 31, 2015 1,2,3,4,5,6,7,8

Zone	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Otjikoto Open Pit	520,000	0.59	10,000	300
Wolfshag Open Pit	80,000	0.67	2,000	100
Wolfshag Underground	990,000	6.77	215,000	6,700
Total Inferred Mineral Resources	1,580,000	4.45	227,000	7,100

Notes:
(1)	Attributable Mineral Resources are reported based on 90% ownership basis.
(2)	Mineral Resources are inclusive of Mineral Reserves.
(3)	Mineral Resources have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.
(4)

Open pit Mineral Resources for Otjikoto and Wolfshag are reported above a cut-off grade of 0.40 g/t gold and within pit shells run at a gold price of $1,400 per ounce and other current costs and metallurgical recoveries.

(5)	Wolfshag underground Mineral Resources are reported above a cut-off of 3.0 g/t gold.
(6)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
(7)

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

(8)	Mineral Resource estimates for Otjikoto Mine were prepared under the supervision of Mr. Tom Garagan, P.Geo., our Senior Vice President of Exploration, and a Qualified Person.

In late 2015, we completed an updated geological and grade model for the Otjikoto deposit. The new Otjikoto Mine model incorporated data from drilling completed after the Otjikoto Feasibility Study, 2015 close-spaced grade control data, and in-pit structural mapping. This improved model has helped the Company better understand the complexity of the grade distribution in the high nugget effect Otjikoto deposit. The updated model reports higher tonnage, slightly lower average grade, and roughly 10% less total contained ounces of gold. The new Otjikoto Mine model and related engineering work have been incorporated in the 2016 budget estimates.

After mining depletion is considered, there is a small increase in ounces in Probable Mineral Reserves for Otjikoto compared to Mineral Reserves reported at December 31, 2014. This is largely due to the additional reserves at the Wolfshag Open Pit which is adjacent to the existing Otjikoto Open Pit. De-bushing activities started in the first quarter of 2016 in the area above the Wolfshag Open Pit.

There is also a small increase in Indicated Mineral Resources compared to the end-of-year 2014 resource statement. This increase is a result of upgrading Inferred Mineral Resources in the Wolfshag zone to an Indicated Mineral Resource classification as a result of changes to the proposed size of the conceptual Wolfshag open pit. As a result, there is a decrease of the total Inferred Mineral Resources at the Otjikoto Mine.

There are no undisclosed metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political and other issues that the Company is aware of that may materially affect the Mineral Resources and Mineral Reserves estimates for the Otjikoto Mine.

Mining Operations and Production

The construction of the Otjikoto Mine was completed on budget and ahead of schedule in early December 2014. On February 28, 2015, the Otjikoto Mine achieved commercial production, ahead of schedule. The planned mill expansion was completed in September 2015.

Production for the year ended December 31, 2015 was 145,723 ounces of gold, all from the Otjikoto Pit. Most ore in 2016 is expected to come from the Otjikoto Pit, with a minor component from Wolfshag as the pit is developed.

The Otjikoto and Wolfshag open pits operate with traditional equipment and methods. Ore and waste are emulsion blasted, then loaded with hydraulic excavators and shovels into 100 tonne class haul trucks. For 2016, Phase 1 of the Otjikoto Pit is expected to provide most of the ore tonnage, while Phase 2 and Wolfshag will be largely waste stripping.

The updated Indicated Mineral Resource is currently being evaluated to determine the optimal size of the Wolfshag open pit, before transitioning to underground mining. Open pit mining from Wolfshag is scheduled to commence producing ore tonnage in the fourth quarter of 2016.

As a result of these changes, the Company has prepared a preliminary new Otjikoto life of mine plan, which incorporates the new Otjikoto model as well as preliminary modelling and scheduling of the Wolfshag zone into the overall Otjikoto life of mine plan. An updated new life of mine plan incorporating new geotechnical, hydrogeological, and other studies and designs has now been delayed to the end of 2016 in order to assess options for a larger Wolfshag open pit and related underground mining.

The table below indicates the 2015 actual and 2016 planned production.

	2015 Actuals	2016 Guidance/Budget
Gold Production (100%)	145,723 oz.	160,000-170,000 oz.
Tonnes Milled	2.8 million	3.3 million
Grade Milled	1.63 g/t	1.59 g/t
Recovery	98.4%	97%

Processing and Recovery Operations

The Otjikoto processing facilities are based on a conventional gravity/whole ore leach flowsheet. Comminution consists of primary crushing followed by SAG and ball milling. Coarse gold is recovered through a gravity concentration/intensive leaching circuit, with the remaining gold recovered by an agitated cyanide leach/CIP process. CIP tailings are treated by SO2/Air cyanide destruction and thickening prior to disposal in a lined impoundment. Gold recovery to date has exceeded initial estimates, averaging over 98.4% for 2015 relative to our budget of 95.5% and is expected to average 97.0% in 2016. The recovery of coarse free gold in the gravity gold circuit was consistently high in 2015, ranging between 54% for the month of January (during start-up) to 73.8% in October, with an average of 67% for the year. In 2015, Otjikoto’s throughput was 2.8 million tonnes relative to our budget of 2.6 million tonnes.

A mill expansion, consisting of two additional leach tanks and a pebble crusher, was completed in September 2015. This expansion has resulted in annual throughput capacity of over 3.0 million tonnes, and with further optimization, is expected to allow for an increase in annual throughput to 3.3 million tonnes. In 2015, gold recoveries averaged 98.4% . Throughput and recovery will be evaluated in a de-bottlenecking study scheduled for 2016.

Infrastructure, Permitting and Compliance Activities

The Otjikoto Mine benefits significantly from Namibia’s well established infrastructure with paved highways and process water all close by. We own the surface rights of the farms on which the mining will take place through our subsidiary, B2Gold Namibia Property. There is more than sufficient surface area for the mine, waste dumps, plant, tailings pond, associated infrastructure and any other requirements for operations and any potential expansions.

B2Gold Namibia received environmental clearance for the Wolfshag open pit operations on January 26, 2015, based on an Environmental Impact Assessment. The Wolfshag zone is completely within the existing Otjikoto mining license and as such the Wolfshag open pit is fully permitted.

Capital and Operating Costs

The 2015 actual and 2016 budgeted sustaining capital costs (excluding capitalized stripping costs) at the Otjikoto Mine are summarized in the table below.

	2015 Actuals	2016 Budget
Processing	$393,000	$553,000
Mining	$235,000	$15,115,000
Site General	$1,094,000	$1,738,000
Total	$1,722,000	$17,406,000

The table below summarizes the average 2015 actual and 2016 budgeted operating costs for the Otjikoto Mine.

	2015 Actuals ($/tonne processed)	2016 Budget ($/tonne processed)
Mining	$5.14	$4.29
Processing	$12.19	$12.67
Site General	$5.74	$3.30
Total	$23.07	$20.26

Sustaining capital costs at the Otjikoto Mine in 2016 are budgeted to total $17.4 million (2015 actual costs totalled $1.7 million). Budgeted sustaining costs include an expansion of the mining fleet for the development of the Wolfshag open pit. Non-sustaining capital costs are budgeted to total $30.9 million (2015 actual costs totalled $33.1 million) and consist primarily of capitalized stripping costs for the Wolfshag Phase 1 and Otjikoto Phase 2 Pits. Non-sustaining costs for 2015 related mainly to Otjikoto Mine development costs.

The capital cost estimates and operating cost estimates in the tables above are applicable to 2016 only and are based on the Company’s current estimates and mine plan for the Otjikoto Mine. Our costs in subsequent years may vary significantly from our 2016 cost estimates as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates and changes to our current mining operations or mine plan. Our current mine plan for the Otjikoto Mine is based on existing Mineral Reserves. We conduct ongoing exploration and analyses at our operating mines with a view to identifying new Mineral Resources and upgrading existing Mineral Resources to higher confidence levels and potentially into new Mineral Reserves. If new Mineral Reserves are successfully identified it may alter the current mine plan and potentially extend the mine life.

Exploration and Development

During 2015, we completed 14,181 metres of infill drilling on the southern portion of the Wolfshag zone to decrease the drill hole spacing in support of the Wolfshag Mineral Resource model update and commencement of an underground scoping study. Recent engineering studies on the Wolfshag deposit have concluded that an initial small Phase 1 open pit will commence in the fourth quarter of 2016. Further consideration of a larger Phase 2 open pit at Wolfshag will require additional geotechnical and hydrogeological work that will be initiated in 2016.

The 2016 exploration budget for the Otjikoto Mine includes 10,700 metres of drilling to continue to infill the down plunge extension of the Wolfshag zone, below the proposed Phase 2 Wolfshag open pit. An additional 18,300 metres of core, RC and RAB drilling is proposed to test regional exploration targets and continue evaluation of the Wolfshag East zone and to test the Ondundu joint venture project located 190 km southwest of the Otjikoto Mine. The total exploration budget for 2016 is $4.7 million.

Fekola Project

Certain portions of the following information are derived from and based on the assumptions, qualifications and procedures set out in the technical report entitled “NI 43-101 Technical Report Feasibility Study on the Fekola Gold Project in Mali” dated effective June 30, 2015 prepared by Tom Garagan, P.Geo, BSc., William Lytle, P.E., M.Sc., B.Sc., Peter Montano, P.E., Ken Jones, P.E., Sandy Hunter, MAusIMM(CP), and David J. T. Morgan, MIEAust CPEng (the “Fekola Feasibility Study”). For a more detailed overview of the Fekola Project, please refer to the Fekola Feasibility Study, which is available on SEDAR at www.sedar.com.

Property Description, Location and Access

The Fekola Project is located within the Kayes Region in south-western Mali, on the border of Mali and Senegal. It is approximately 210 km south of Kayes and approximately 40 km south of the city of Kéniéba. The Fekola Project can be accessed by road from either Dakar or Bamako. From Bamako, it is approximately 480 road km along the recently completed Millennium Highway from Bamako to Kéniéba and then a further 45 road km on unsealed roads from Kéniéba. A new 40 km road from the project site to the Millennium Highway has been completed, and allows all-weather two-way traffic for construction and operating traffic. The new road generally consists of upgraded existing roads and intersects with the Millennium Highway approximately 2.5 km north of the village of Segondo. Current air access is via charter flights to an airstrip one km east of Kéniéba, then by road to site. A Fekola site airstrip has been constructed and is in the final stages of permitting. The airstrip is a gravel/dirt surface approximately 1,600 metres in length.

B2Gold initially acquired a 90% interest in Songhoi Resources SARL (“Songhoi”), the Malian holding company for the Fekola Project, through our acquisition of Papillon Resources Ltd. (“Papillon”) in October, 2014, and purchased the remaining 10% non-controlling interest in Songhoi held by Mani SARL (“Mani”) through a subsequent transaction in January, 2015. In connection with the purchase, all existing legal claims of Zoumana Traore SARL (“ZTS”) were resolved.

A 75 square kilometre exploitation license (the “Exploitation License”) was granted to Songhoi for the Fekola Project on February 13, 2014 under permit number 0070/PM-RM. The Exploitation License is current for a 30-year term, expiring February 2044. Upon the grant of an exploitation license, a holder of an exploitation license in Mali must take steps to create an exploitation company incorporated under the laws of Mali. Fekola S.A., the new Malian exploitation company that will hold the Exploitation License (the “Exploitation Company”), was incorporated on March 17, 2016.

Upon the establishment of the Exploitation Company, the Exploitation Company must contribute a 10% free-carried interest to the Government of Mali so that the new Malian company shareholding will be distributed as follows: 90% indirectly to B2Gold, through its subsidiary Mali Mining Investments Limited, which currently owns Songhoi and 10% to the Government of Mali. The Government of Mali also has the option to purchase an additional 10% participating interest in the Exploitation Company for cash value. The mining code brought into force in Mali in 2012 (the “2012 Mining Code”) introduced an option for domestic private investors to acquire for cash at least 5% of the shares of an exploitation company, under the same conditions as other private shareholders. The conditions for the exercise of such right by Malian private investors and the exact obligations of a mining operator have not been specifically set out in either the 2012 Mining Code or the regulations published in 2012 pursuant to the 2012 Mining Code. We are currently in discussions with the Government of Mali regarding the details of an establishment convention related to the ownership, development and operation of the Fekola Project, a shareholders’ agreement in respect of the Exploitation Company, valuation of a second 10% interest which the Government of Mali may purchase, and the final details concerning the Exploitation Company.

All of the surface rights in the Fekola Project area are under the ownership of the Republic of Mali and have not been registered to any private entity. There are a number of small villages in the Exploitation License area, but there are currently no known inhabitants in a “no-go” zone, which is the area required for mining operations, infrastructure and a 500 metre buffer zone around the active blasting area. Farmers and other inhabitants have previously been re-located and compensation has been paid and there are no expected future payments or liabilities associated with the completed relocation effort. We are reviewing a larger scale relocation effort for a nearby village (Fadougou), but this is not a required component of the Fekola Project and is not expected to represent a hindrance to the Fekola Project development.

The 2012 Mining Code introduced an ad valorem tax applicable to all substances, the taxable basis of which is the square-mine value of extracted substances, exported or not, minus intermediary fees and expenses. The tax rate is based on specified mining groups. Gold and other precious metals are levied at a 3% royalty rate.

VAT is payable in Mali; however, the 2012 Mining Code has a provision that exploitation license holders have a three year VAT exemption period. Corporate income tax is 30%. For exploitation license holders, there is a 15-year period from the start of production where the corporate income tax is reduced to 25%.

A new tax has been introduced applying to holders of an exploitation license that produce, in one year, more than 10% of the expected quantity fixed in the annual production program approved by its shareholders’ general assembly. This new tax consists of standard taxes and rights applying to operations and results relating to overproduction.

A special tax on certain products (Impôt Spécial sur Certains Produits or “ISCP”), calculated on the basis of turnover exclusive of VAT, also applies and is based on the specified mining group assignment. For a gold project, the applicable ISCP rate in force upon enactment of the 2012 Mining Code was 3% and we anticipate that this will be the applicable ISCP rate applied to the Fekola Project.

In connection with the purchase of the remaining 10% non-controlling interest in Songhoi held by Mani (as set out above), a 1.65% royalty on the Fekola Project is payable to ZTS.

The establishment of the Exploitation Company, the acquisition by the State of Mali of an interest in it and the negotiation of an establishment convention with the State of Mali are expected to include discussions regarding applicable taxes. As such the taxes applicable to the Exploitation Company and the Fekola Project may be subject to variations or changes. The financial model in the Fekola Feasibility Study was prepared on a pre-tax basis.

History

Quartz veining in the Médinandi general area was first identified in 1953 by a French prospector at a prospect known as the Fadougou Main Zone, which is located about three km to the north of the Fekola deposit. Work on the area within the Exploitation License has been conducted by Société Nationale de Recherches et d’Exploitation des Ressources Minières de Mali, Bureau de Recherches Géologiques et Minières, the Guefest Company, Western African Gold and Exploration S.A., Randgold Resources Ltd., Central African Gold plc (“Central African”) and Papillon. Central African acquired an interest in the project in 2006. Central African’s interest in the Fekola Project was transferred to Colonial Resources Limited (subsequently, Papillon) in 2010.

Work programs have included geological reconnaissance, interpretation of Landsat and aeromagnetic data, regional geological and regolith mapping, ground induced polarization (“IP”) geophysical surveys, airborne magnetic and electromagnetic (“EM”) surveys, soil, rock, and termite geochemical sampling, trenching, auger, RAB, air core, RC and core drilling, Mineral Resource estimates and updates to those estimates, environmental studies to support environmental permit applications, geotechnical and hydrological surveys and water sampling, topographic surveys, metallurgical sampling, upgrading of access roads and the accommodation camp, and preliminary mining studies.

In 2012, a scoping-level study was performed by Papillon, which indicated sufficiently positive economics under the study assumptions that Papillon proceeded with a pre-feasibility study in 2013, prepared using assumptions and allowances in the 2004 Australasian JORC Code (the “2013 Report”). The 2013 Report was also required by the Government of Mali in support of conversion of the exploration permit to an exploitation license, and some of the supporting studies in the 2013 Report document were prepared in support of the Fekola Project environmental permit. The 2013 Report was completed in June 2013 and indicated positive project economics under the assumptions in the study. As a consequence, Papillon commenced more detailed engineering and technical studies, and undertook some preliminary site works in support of future project construction, including site-clearing activities.

Geological Setting, Mineralization and Deposit Types

The Fekola deposit is hosted in Birimian Supergroup rocks within the eastern portion of the Paleo-Proterozoic Kédougou–Kéniéba inlier, which covers eastern Senegal and western Mali. The Fekola deposit is hosted by a moderate to steeply west dipping, folded sequence of marine meta-sediments of the Kofi group, which locally include: argillite and minor pelitic sediments; fine grained turbidites, comprising laminated to thin-bedded siliciclastic siltstone and mudstone; and a heterolithic, mass flow breccia, or conglomerate. Fine grained thin marble units are present as a volumetrically minor rock type inter-bedded with the politic units. Minor mafic volcanic, or volcaniclastic units occur locally in the upper and possibly, lower portions of the hanging wall stratigraphy. Weakly feldspar-phyric felsic dykes are locally observed. The deposit has been subjected to upper greenschist facies metamorphism.

The mineralization is broadly continuous and has been traced over a strike extent of approximately one and a half km, to depths of up to 400 metres below surface, with widths to 300 metres. The greatest continuity is observed within a high grade shoot (>2 g/t Au) which plunges approximately 13° to the north-north west. Mineralization is open at depth, down plunge.

The majority of gold mineralisation in the Fekola deposit occurs in unweathered, fresh rock and is preferentially associated with stringers of pyrite parallel to the foliation and in fine disseminated pyrite. More specifically, the gold mineralisation is associated with fine grained pyrite in tan dolomite-albite altered wall rocks, which locally contain diffuse, often deformed pale grey quartz dolomite-pyrite-albite matrix veins and veinlets. Trace amounts of chalcopyrite have also been observed. The total sulphide content of the deposit is typically less than 5%. The Fekola deposit is considered to be an example of an orogenic-style gold deposit.

Exploration

A light detection and ranging (“LIDAR”) survey was undertaken in 2012 for the purpose of generating a contour map of the project area. Regolith mapping was undertaken to identify which portions of the tenure are covered by a lateritized insitu profile, as opposed to transported materials and alluvium, which would allow reliable soil sampling.

Soil geochemistry has proven to be an effective exploration tool in the search for gold mineralisation in some areas where there are residual soils. The soil geochemical surveys have been completed in a number of phases with the initial focus around the Médinandi prospect and then extending out across the area of the Exploitation License. The soil sampling surveys consisted of the collection of material from small pits that were typically excavated to 60 centimetres below surface on 80 metre by 160 metre spaced grid lines.

Termite mound and rock chip and grab sampling has also been performed within the Exploitation License. A number of phases of geophysical surveys have been completed over the deposit and the Exploitation License area, including in 2007, 2008, 2010, 2011, 2012 and 2013, all as more particularly described the Fekola Feasibility Study.

Some pitting and trenching was performed over the Exploitation License during the legacy campaigns. A total of 48 pits were excavated in 2013 as part of the geotechnical appraisal of the planned plant and tailings storage facility area and a further 62 geotechnical test pits were excavated in the same area during the first quarter of 2014. A number of petrographic descriptions have been completed in support of better lithological and mineralogical descriptions for the Fekola deposit mineralization and host rocks.

An analysis of the recent auger drilling results and data generated by previous work highlighted new and existing areas for further exploration. The Fadougou NE prospect is along strike from the Fekola deposit and potentially represents an analog target to Fekola. Wide spaced and relatively shallow RC drilling in this area has confirmed anomalous gold intersections beneath laterite cover. The Tintiba anomaly was identified as a structural target based on geophysical data. Two trenches, excavated 120 metres apart, returned significantly elevated gold values. The trench anomalism is supported by elevated gold values returned from soil and pit sampling.

Drilling

Some drilling was done on the Exploitation License before 2007, previous to Papillon’s ownership. The historic drilling and drill sampling are not considered part of the current active database, and are not used in support of the Mineral Resource estimates. The Mineral Resource database, current as of January 24, 2015, focuses on drilling undertaken by B2Gold, Papillon and its predecessor companies from January 2007 to January 2015. Within the database are a total of 1,261 RC drill holes (145,287 metres), 62 holes that commenced with an RC collar but were completed with a core tail (“RC–DD”) drill holes (18,727.8 metres), and 190 core drill holes (50,832.8 metres). In addition are included 25 Water Boreholes (2,115.1 metres) which were drilled using RC methods plus 29 core holes (2,437.25 metres) and 25 RC holes (2,001 metres) that have been classified as Geotechnical holes. RAB drilling (1,166 holes; 24,115 metres), aircore drilling (300 holes, 11,257 metres), and trenching (seven trenches, 273 metres) were completed as part of early exploration efforts and are not used in support of Mineral Resource estimates.

In 2015, approximately 7,800 metres of infill diamond drilling (“DD”) were completed with the objective of increasing the percentage of Indicated Mineral Resource within the proposed Fekola open pit. The infill drilling confirmed the continuity of grade and widths (as modelled) for the main ore zone and for the well mineralised hanging wall zones.

In addition to infill diamond drilling, 3,100 metres of RC drilling was completed on approximately 20 metre-spaced centres in the Stage 1 design open pit reserves at the south end of the proposed Fekola open pit. Overall, tight infill drilling confirms the grade, widths and continuity of gold mineralization as previously disclosed. To date, eight diamond drill holes, totalling 4,200 metres have been drilled in the Fekola Deeps Zone, a down plunge extension of the Fekola deposit that has been traced for over 700 metres below the limits of the feasibility pit boundary. Drilling in the Fekola Deeps Zone indicates the strong down plunge continuity of the Fekola ore body to depths greater than 300 metres below surface. The 2015 Fekola Deeps drilling program was highlighted by hole FKD_181, the most northerly and deepest hole drilled, which returned 45.38 metres grading 4.77 g/t gold, including 9.40 metres at 10.40 g/t gold. The deposit remains open along strike to the north and down plunge.

In 2015, as part of the regional exploration program, we undertook a combined auger, air core, RC and diamond drill program on anomalies defined within approximately 20 km of the proposed Fekola open pit. Multiple target areas were drill tested and follow up work for these areas is currently being prioritized. Results indicate that there is very good potential to discover further zones of mineralization around the Fekola deposit.

In 2016, we plan to conduct a total of 54,000 metres of diamond, RC, auger and air core drilling to follow up the regional targets in and around Fekola and to further test the Fekola Deeps Zone.

Sampling, Analysis and Data Verification

RC sampling is carried out by collection of samples through a cyclone into plastic bags. The RC samples are collected in batches of approximately 10 sample bags per trip, depending on the speed of the drilling of that particular drill hole. Sample splitting at the Fekola camp sample yard involves the use of a cone or riffle splitter and a three-tier split. The entire sample must fit in one tray and the number of riffles are maximised. Library samples are collected at the riffle splitter and are the resultant sample that is left after the second split. The library sample is kept as a permanent record of the original sample for that interval. The library samples are kept for 12 months after splitting as a reference source if any repeat analytical work is needed. The target sample weight is one and a half to two kg. Core is typically sampled on one metre average intervals with breaks at lithological contacts and alteration boundaries. Following splitting with a diamond saw core samples are organized into shipments and the primary laboratory takes possession of the samples at site and transports them to Bamako for preparation and analysis.

From January 2011 to June 2013, the primary laboratory was SGS Kayes, Mali; from November, 2013 to December, 2015 the primary laboratory has been SGS Bamako, Mali. SGS Morila in southern Mali has been used as a secondary laboratory. Primary samples are sent there periodically, and SGS Morila has also occasionally been used for umpire (check) sampling. Bureau Veritas, Abijan, Ivory Coast, is currently used as a secondary laboratory and for umpire analyses. Samples selected for multi-element analysis are also shipped through the Ivory Coast laboratory to Bureau Veritas / Acme Vancouver. Samples are prepared and analysed using industry standard 50 gram fire assay with an AAS and/or gravimetric finish. Multi-element analysis was performed by BV Labs and its predecessor company, ACME, using an aqua regia digest, with an inductively-coupled plasma finish. We use the water immersion method on drill core as a standard procedure for measuring density of rock. A portable X-ray fluorescence instrument and workstation is used to determine relative concentrations of various elements within sample pulp rejects. Magnetic susceptibility is measured with a Magnetic Susceptibility Meter.

CRMs, field duplicates and blanks are inserted at regular intervals in the sample chain to monitor laboratory performance. Monitoring of the CRMs in 2015 indicates very good accuracy performance by SGS Bamako with no analysis exceeding three standard deviations of the mean reported despite a wide range of CRMs used in the sample stream. Similarly, there was no evidence of significant contamination or sample mix up issues with SGS Bamako. Precision is also good, ranging between 30% to 20% and 10% to 5% for field and pulp duplicates respectively, at greater than one ppm gold. Quarterly umpire samples indicate a potentially slightly low bias to the SGS Bamako analysis.

Laboratory performance was reviewed by a Qualified Person through examination of monthly QA/QC reports. These reports provide documentation of the vetting of every COA and actions taken, tracking of the laboratory performance and verification of primary laboratory quality (biases) through comparison of external referee data.

A reasonable level of verification has been completed during the work conducted to date, and no material issues would have been left unidentified from the verification programs undertaken. No problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were identified that were sufficient to preclude the use of the database for estimation purposes.

Sample security measures practiced included moving of RC samples and core from the drill site to the Fekola camp yard at the end of each drill shift, and tracking of sample shipments using industry-standard procedures. We are of the opinion that the core storage is secure because the Fekola camp is remote, access is strictly controlled and a B2Gold (previously Papillon) representative has always been present in the camp.

Mineral Processing and Metallurgical Testing

A metallurgical test work program has been completed to support the Fekola Feasibility Study. The majority of the program was conducted by SGS Canada in Lakefield, Ontario (“SGS Lakefield”), between 2014 and 2015. SGS Lakefield is accredited to the requirements of ISO/IEC 17025 for relevant mineralogical, geochemical and trade mineral tests conducted for the study. The remainder of the program was either completed at SGS Lakefield under supervision of a consultant or specialist or at another laboratory facility during the same time period. BBA performed the leach optimization study, FLSmidth conducted the thickener testing and Jenike and Johanson carried out testing to establish ore flow properties for the stockpile reclaim system design.

Based on analysis of results the following conclusions can be drawn from the metallurgical and comminution testwork programs:

•	The Fekola deposit is classified as hard to very hard competency with above average grinding energy requirements and is moderate to highly abrasive. The ore is amenable to primary crushing followed by a SAG mill and ball mill grinding circuit with pebble crushing (“SABC”).

•	Fekola ore is predominantly 'free milling', not 'preg robbing' and is amenable to gold extraction by conventional cyanidation.

•	A gravity separation circuit is not warranted for the Fekola deposit. Instead, a carbon column adsorption circuit will be included to recover dissolved gold leached in the grinding circuit to facilitate early recovery of gold, particularly during high gold head grade periods.

•	The optimum leaching conditions identified are 24 hour cyanidation with 350 ppm NaCN, initial lead nitrate addition of 100 g/t, pH 10.3 – 10.5, dissolved oxygen levels of ~15 ppm and a pulp density of 45% solids. The addition of lead nitrate and dissolved oxygen levels of 15 ppm is found to be beneficial in leach kinetics and overall recovery. Anticipated lime and cyanide addition rates are moderate.

•

The ore typically yields good recoveries (87% to 97%). Testwork results show a logarithmic relationship between the measured gold head grade and resulting gold extraction under optimised leach conditions at a grind size of 75 microns. A grind optimisation study was updated to evaluate the effect of grind size on project economics. The evaluation compared gold revenue against operating and capital expenditure for the grind sizes considered. A grind size (P80) of 75 microns is considered to be the economic optimum for the Fekola Project.

•

Based on the absence of any preg robbing characteristics and very good adsorption properties, a whole ore leach/CIP circuit has been selected for the Fekola process flowsheet. There were no deleterious elements in any of the Fekola samples evaluated in the metallurgical test program which negatively affect gold recovery.

•	The cyanidation tailings responded well to cyanide destruction treatment using the SO2/Air process.

•	The ore has a thickener specific settling rate of 0.3 m2 per tonnes per day for both the leach and tailings thickener duties.

Mineral Resource Estimate

Mineral Resources for the Fekola Project are reported from our Mineral Resource model which has an effective date of January 24, 2015.

Attributable Indicated Mineral Resources as of January 24, 2015 1,2,3,4,5,6,7,8

Resource Category	Tonnes	Grade g/t Au	Ounces Au	Kilograms Au
Indicated Mineral Resources	55,420,000	2.16	3,853,000	119,900

Attributable Inferred Mineral Resources as of January 24, 2015 1,2,3,4,5,6,7,8

Resource Category	Tonnes	Grade g/t Au	Ounces Au	Kilograms Au
Inferred Mineral Resources	8,150,000	1.68	441,000	13,700

Notes:
(1)	Mineral Resources are estimated using CIM definitions and reported in accordance with the disclosure requirements of NI 43-101.
(2)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(3)

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an indicated or measured Mineral Resource as a result of continued exploration.

(4)	Mineral Resources are inclusive of Mineral Reserves.
(5)	Mineral Resource numbers are rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.
(6)

Mineral Resources are reported with in a pit shell and above a 0.6 g/t gold grade cut-off which is based on a gold price of $1,500 per ounce and costs and metallurgical recoveries based on the Fekola Feasibility Study.

(7)

Mineral Resources reflect the attributable Mineral Resources on a 90% ownership basis to reflect the State of Mali’s right to acquire an initial 10% interest in the Fekola Project. For further details of our interest in the Fekola Project, see the heading “Material Properties – Fekola Project – Property Description, Location and Access”. It is anticipated that the State of Mali will also exercise its right to acquire an additional 10% interest in the Fekola Project (resulting in the State of Mali holding a 20% interest), the terms of which are currently under negotiation.

(8)	Mineral Resource estimates for the Fekola Project were prepared under the supervision of Tom Garagan, P.Geo., our Senior Vice President of Exploration, and a Qualified Person.

Mineralization domains at nominal grade thresholds of 0.1 g/t (domain 101), 0.5 g/t (domain 105), 1.0 g/t (domain 110), and 2.5 g/t (domain 125) were implicitly modelled as 3D solids using Leapfrog software. The overall interpretation and dimensions of the mineralization domains were controlled by zones of high pyrite which were superimposed on the lithology model which considered regional folding and shearing.

Assays were capped by mineralization domain and by fresh or saprolite prior to compositing to two metre downhole intervals. Gold grades were estimated with Ordinary Kriging from two metres capped composites for each domain.

Mineral Resource classification is based on an approximate minimum drill spacing of 40 x 40 metres for Indicated Mineral Resources and 80 x 80 metres for Inferred Mineral Resources.

Mineral Reserve Estimate

Mineral Reserves for the Fekola Project are based on the Mineral Resource model described above.

Probable Mineral Reserves (Attributable Basis) as of May 31, 2015 1,2,3,4,5,6,7,8

Reserve Category	Tonnes	Grade g/t Au	Ounces Au	Kilograms Au
Probable Mineral Reserves	44,260,000	2.35	3,347,000	104,100

Notes:
(1)	CIM definitions were used for Mineral Reserves.
(2)	Mineral Reserves are classified as Probable, based on Indicated Mineral Resources.
(3)	The Mineral Reserve cut-off grade is 0.8 g/t Au based on a US$1,300 per ounce gold price.
(4)	The average metallurgical recovery is 92.8%, and the waste to ore ratio is 4.5:1 for Mineral Reserves.
(5)

The block model was internally diluted at the SMU size of 5 m E x 20 m N x 10 m RL. In addition, a waste dilution factor of 5% was applied in conversion to the Mineral Reserves to account for mining factors.

(6)	Sum of individual amounts may not equal due to rounding.
(7)

Mineral Reserves reflect the attributable Mineral Reserves on a 90% ownership basis to reflect the State of Mali’s right to acquire an initial 10% interest in the Fekola Project. For further details of our interest in the Fekola Project, see the heading “Material Properties – Fekola Project – Property Description, Location and Access”. It is anticipated that the State of Mali will also exercise its right to acquire an additional 10% interest in the Fekola Project (resulting in the State of Mali holding a 20% interest), the terms of which are currently under negotiation.

(8)	Mineral Reserve estimates for the Fekola Project were prepared under the supervision of Peter Montano, P.E. (Colorado, USA), our Senior Project Engineer, and a Qualified Person.

A waste dilution factor of 5% and ore recovery factor of 100% was applied globally to the block model used in the mining study. The mining cost estimates include the grade control drilling and sampling costs to achieve sufficient data resolution for the delineation of the ore outlines. The preliminary owner mining cost estimates were derived from the initial mining equipment productivity and cost estimates. The estimates were compared to the previous contract mining costs and the cost data for similar projects. The equipment ownership costs were included in the estimates for pit optimisation purposes, considering the relatively long mine life compared to the life cycle of the equipment. The average mining cost reported for the optimal pit shell is $3.15 mined, which includes the equipment ownership cost of $0.35 per metric tonne (“/t”).

The mining study was initially based on five Mtpa processing rate, which was revised to four Mtpa in May 2015 after the completion of the pit designs. The mining component of the throughput cost was revised from $1.99/t ore in pit optimisation to $ 2.24/t ore (+ 10%) in the final operating cost estimates.

A gold price of $1,300 per ounce was used in the pit optimisations performed in connection with the Fekola Feasibility Study. A review of the designed pit phases has confirmed that the results are valid under current market conditions. The pit optimisation sensitivities included the variation of ±15% ($1,100 per ounce and $1,500 per ounce) around the base case gold price. The 7.65% royalty was deducted from the revenue by using the net gold price after royalty in pit optimisations. The operating cash flows were discounted at 5% per annum to calculate the indicative net present value (“NPV”) values for the comparison of optimal pit shells and production schedule options.

The grade dependent equation used for the estimation of the process recoveries was derived from test work results. The block model cut-off grade of 0.80 g/t used in the Mineral Reserve estimate is based on the 92.8% process recovery and the throughput cost, gold price, royalty, and dilution parameters set out above. Note that the 0.8g/t cutoff grade applied for the Fekola Feasibility Study was elevated from the true economic cut-off grade and also remains valid under a $1,200 per ounce gold price assumption.

No impacts were identified in the Fekola Feasibility Study that would prevent the Fekola Project going ahead. Provided that the monitoring of the conditions and accordingly planning of the operations are carried out, there are no impacts currently identified that would affect the mining plans and the Mineral Reserve estimates materially.

Mining Operations

The selected mining method for the Fekola Project is conventional open pit mining with all operations carried out by B2Gold. The open pit mine life is expected to be 9.5 years for the development of 320 metre deep ultimate pit in a sequence of seven stages (cutbacks). The base case mine production schedule involves the movement of 32 Mtpa material to sustain processing of 4 Mtpa of high grade (~3 g/t gold) ore. The processing of the 14 million tonnes (“Mt”) of stockpiled low grade (~1 g/t gold) ore is scheduled for processing towards the end of the mine life.

In general, it is expected that three cutbacks will be mined simultaneously to expose sufficient ore stocks to sustain the plant feed through mine life. Mostly ore will be mined from the most advanced cutback at depth. The second cutback will be catching up to expose more ore at depth as the waste pre-stripping is completed. Mostly waste will be mined in the third cutback at the upper levels to expose future ore on time. This pattern will repeat as the mining in the first cutback is completed and replaced with the ore mining in the second cutback and a new cutback is started at the top of the open pit.

Pit optimisations were carried out using Whittle Four-X pit optimisation software. The sequence of the pit shells obtained from optimisations were analysed to define a practical mining sequence for the pit stage designs.

The staged pit development strategy was the key in the production schedules to defer the waste mining requirements and bring forward the mining of high grade ore. The 320 metre deep ultimate pit is planned for development in a sequence of seven 150 to 250 metre wide and 500 to 750 metre long stages (cutbacks). The Fekola Project ultimate pit design is maximum 1.9 km long, 750 metre wide and 320 metre deep, with an overall waste to ore (strip) ratio of 4.5 to 1.

The staged pit development will also mitigate the geological, geotechnical and economic risks for the project considering the 1.9 km length of the proposed Fekola Project open pit. The design of the future pit stages during the operations, especially the last two stages with higher production cost per ounce, can be adjusted progressively depending on the operational experience, exposed ground conditions and changes in economic conditions.

Process and Metallurgy

The proposed processing facility is sized to treat 4 Mtpa of ore at an average head grade of 2.5 g/t Au. All major unit operations and equipment are sized with a 25% design margin to allow for future expansion capacity with minimal additional capital expenditure.

The overall process flowsheet includes a primary gyratory crusher and a SABC grinding circuit with a ball mill in closed circuit with cyclones to achieve the final product size. The cyclone overflow stream will flow by gravity to two linear trash screens operating in parallel ahead of a leach thickener. Sodium cyanide is added to the SAG mill feed to start the gold leaching process. The leach thickener overflow solution is pumped to carbon columns to recover gold already dissolved in the grinding circuit. The thickened slurry is pumped to a leach circuit and then additional sodium cyanide along with lead nitrate and oxygen are added for further gold leaching. A CIP circuit will adsorb dissolved gold onto activated carbon. A pressure Zadra elution circuit will be used to recover gold from loaded carbon to produce doré. A cyanide destruction circuit using SO2 and air will reduce the WAD cyanide level in the tailings stream to an environmentally acceptable level. The tailings stream is thickened to recover water before being pumped to the tailings storage facility.

The metallurgical testwork program was completed between 2014 and 2015. The majority of the program was conducted by SGS Lakefield. The remainder of the program was completed by either SGS Lakefield under supervision of a consultant or specialist or at another laboratory facility. In general, the samples tested are classified as hard to very hard with medium to very abrasive properties. The ore is amenable to primary crushing followed by an SABC. A grind optimisation study was updated to evaluate the effect of grind size on project economics. The evaluation compared gold revenue against operating and capital expenditure for the grind sizes considered. A grind size (P80) of 75 microns is considered to be the economic optimum for the Fekola Project.

Fekola ore is predominantly 'free-milling', not 'preg robbing' and is amenable to gold extraction by conventional cyanidation. The optimum leaching conditions identified are 24 hour cyanidation with 350 ppm NaCN, initial lead nitrate addition of 100 g/t, pH 10.3 to 10.5, dissolved oxygen levels of ~15 ppm and a pulp density of 45% solids (w/w). The addition of lead nitrate and dissolved oxygen levels of 15 ppm is found to be beneficial in leach kinetics and overall recovery. The ore typically yields good recoveries (87% to 97%).

Infrastructure, Permitting, and Compliance Activities

The Fekola Project has limited existing infrastructure. Proposed project infrastructure, including sources of water, power, and locations of potential tailings storage areas, waste disposal areas, and potential processing plant sites are described in the Fekola Feasibility Study.

Materials and consumables are now transported to site via the new 40 km mine access road. Internal plant roads will generally be six metres wide and will be constructed flush with bulk earthworks pads. The newly constructed airstrip will be for secure transport of bullion, transportation of construction and operations personnel and emergency medivac purposes.

The planned Tailings Storage Facility (“TSF”) will be located to the north of the process plant and pit, and adjacent to the eastern waste dump. As designed, the TSF will store a total of 62 Mt of tailings over 12 stages, with a stage lift performed every year in the dry season.

The Fekola pit footprint is located in an existing natural drainage course, with an upstream catchment of nine square kilometres requiring diversion around the pit. The site surface water management system is designed to prevent runoff from events up to and inclusive of a one in one hundred year recurrence interval storm event from entering the pit. Water for the Fekola Project will be sourced from pit groundwater, surface water (rainfall runoff), dedicated bores for potable water use at both the process plant and the accommodation camp, and bores at the Falémé River in the event that site water quantity or quality requirements are not met as anticipated by the pit dewatering bores and surface water runoff storage.

Power supply to the site will be from a combination heavy fuel oil and diesel fuelled power station that will be located adjacent to the process plant. The power station will supply the main high-voltage switchroom inside the processing plant from which power will be distributed. The power station has been sized to accommodate a maximum demand power draw of 29.4 MW. Fuel will be trucked to site under a contract supply arrangement. Power station fuel storage will accommodate capacity for a 30 day supply under full load conditions.

Effluent from the process plant, mine services and administration areas will flow to a vendor package sewage treatment plant system located adjacent to the process plant. Treated effluent will be discharged to an evaporation pond. Treatment plant sludge will be suitable for direct landfill burial.

The accommodation camp is located to the south of the process plant and will provide accommodation for International expatriate and African national staff not originating from the local area. Site buildings are 'fit for purpose' industrial type structures. Workshops, warehouses and reagent storage sheds will be constructed of a concrete slab on ground with structural steel frame and metal cladding. Offices and amenity buildings will be prefabricated structures for ease of site installation and fit-out.

The environmental permit for the Fekola Project was granted to Songhoi by the Ministry of Environment and Sanitation via Decision No. 2013-0033MEA-SG on 29 April, 2013. Several additional permits and authorizations are required for the Fekola Project. These are in various stages of application, a full summary of which is provided in the Fekola Feasibility Study.

An Environmental and Social Impact Assessment (“ESIA”) was originally completed for the Fekola Project in 2013 and approved by the Ministry of Environment and Sanitation on 29 April 2013. In 2015, subsequent to the completion of the Fekola Feasibility Study, the 2013 ESIA was updated to fill gaps identified in the previous 2013 ESIA, reflect improvements and modifications to the Fekola Project design and align the assessment with international standards. As part of the ESIA and ESIA update a detailed assessment of potential environmental and social impacts from the development of the Fekola Project was conducted. The potential impacts were evaluated for the construction, operations, and decommissioning/post-closure phases of the Fekola Project and rated based on their significance. Potential risks associated with the proposed Fekola Project development were also assessed and discussed, as part of the impact assessment process. The assessment and discussion of potential risks associated with the Fekola Project development was broadly aligned with internationally accepted risk assessment methodologies. Following the implementation of proposed mitigation measures and under normal operating conditions, identified potential impacts are not estimated to cause significant long-term, adverse impacts on receptors/the receiving environment.

Subsequent to the completion of the Fekola Feasibility Study, the Company learned that a reclamation bond is required to be posted with the Malian government. The Company is currently in negotiations with the Malian government as to the details of this reclamation bond. This reclamation bond is also part of the 2012 Mining Code review that is ongoing between industry and the government.

Capital and Operating Costs

The mining operating cost estimate for the Fekola Project was prepared based on an owner operator mining strategy. The table below summarizes the mining operating costs over the life-of-mine based on a four Mtpa processing plant as estimated in the Fekola Feasibility Study. $11.905 million worth of pre-stripping and stockpiling costs have been capitalized and therefore are not included in the operating cost summary below.

Fekola Mine Estimated Operating Cost per Mining Classification

Cost Centre	$ Life-of- Mine	$/t Rock Mined	$/t Ore Mined	$/ounce[1] Au
Load Haul and Ancillary Equipment	473,035,000	1.76	9.62	137.11
Drilling and Blasting	234,490,000	0.87	4.77	67.97
Maintenance Labour and Overheads	65,968,000	0.25	1.34	19.12
Administration and Supervision	30,091,000	0.11	0.61	8.72
Total	803,584,000	2.99	16.34	232.92

Note:
(1)	Figures based on the average Life-of-Mine estimate for annual gold production of 276,000 ounces per year.

The process plant operating costs for the facilities at the Fekola Project are summarized below:

Fekola Process Plan 4 Mtpa Estimated Operating Cost Summary

Cost Centre	$ M/y	$/t Ore	$/ounce[1] Au
Processing Labour	3,337,124	0.83	12.10
Power	36,807,925	9.20	133.37
Consumables	29,097,026	7.27	105.43
Maintenance Materials	3,933,073	0.98	14.26
Subtotal – Processing and Maintenance	73,184,522	18.29	265.16
General and Administration	14,893,612	3.72	53.96
Total	88,078,134	22.01	319.12

Note:
(1)	Figures based on the average Life-of-Mine estimate for annual gold production of 276,000 ounces per year.

The overall capital cost estimate in the Fekola Feasibility Study is summarized below. The capital cost estimate is based on 2015 second quarter pricing and is deemed to have an accuracy of +/- 15%. The capital cost estimate reflects the Fekola Project scope as described in the Fekola Feasibility Study.

Construction Capital Estimate

Main Area	Construction Cost $
Construction Indirects	84,200
Treatment Plant Costs	102,195,400
Reagents and Plant Service	23,326,600
Infrastructure	81,954,800
Mining	40,467,300
Engineering	13,206,300
Owners Project Costs	80,865,100
Owners Operation Costs (Working Capital)	6,963,300
Subtotal	349,063,000
Contingency	45,937,000
Grand Total	395,000,000

The capital cost estimate excludes $66.7 million in mine fleet and power generation costs which are expected to be lease financed. These costs have been included in the sustaining capital cost table. On March 14, 2016, the Company signed a commitment letter in respect of the $80.9 million facility with Caterpillar Financial SARL to finance or refinance equipment at the Fekola Project.

Fekola Project estimated deferred capital costs in the Fekola Feasibility Study are summarized below. Deferred capital includes payments for mine fleet and power generating equipment lease financed as part on pre-production equipment purchases, increases in the mining fleet and subsequent TSF stage raises over the life of mine, and mine closure and rehabilitation costs. These costs are not included in pre-production capital cost covered in the capital cost estimate table above.

Sustaining Capital Estimate

Main Area	LOM $
Lease Payments	75,400,000
Infrastructure	51,000,000
Mining	32,900,000
Closure and Rehabilitation	20,400,000
Total	179,700,000

The Fekola Project financial model contained in the Fekola Feasibility Study was compiled using the inputs described in such report. Key assumptions were the mining and processing production, project capital costs, and mining, processing, and general costs. The financial model is pre-tax and assumes 100% ownership and a gold price of $1,300 per ounce. For further details, as well as a sensitivity analysis including a $1,200 per ounce gold price case, please refer to the Fekola Feasibility Study. As noted under the heading “Fekola Project – Property Description, Location and Access”, we do not expect to maintain a 100% interest in the Fekola Project.

The costs portion of the model includes all mining, processing, general and administration, and distributable (power and laboratory) costs with input from the mining and processing production schedules plus appropriate labour, consumable, operating, maintenance, and other costs. Revenue is also based on the production schedules plus the process recovery, gold price, selling costs, and royalty input. The results of the financial model include the cash flow, income, and cash cost tables, as well as various measures of project value including discounted cash flow and internal rate of return (“IRR”). A sensitivity analysis was performed using gold price, processing cost, mining cost, fuel cost, capital cost, and labour cost as the variables.

Project gold production under the Fekola Feasibility Study is expected to average 276,000 ounces over the life of the Fekola Project with an average of 350,000 ounces over the first seven years. Mining costs under the Fekola Feasibility Study is expected to average $2.99/t of total material mined over the life of the mine. Production cost under the Fekola Feasibility Study is $18.29/t processed in design conditions and is expected to average $18.30/t processed during the steady state production in years 2018 through 2029. General and administration costs under the Fekola Feasibility Study are $14.9 million per year during the full mining years, decreasing to $11.1 million when the mining department is no longer operational.

Under the Fekola Feasibility Study assumptions (including a $1,300/oz gold price), the results of the model show robust results including an expected life of mine cash flow of $1.66 billion, an IRR of 35%, and an NPV of $1.01 billion at 5%. As presented in the Fekola Feasibility Study sensitivity analysis, with a $1,200/oz gold price the expected life of mine cash flow is $1.34 billion, the IRR is 30%, and the NPV is $796 million at 5%. The total cash cost including 7.65% royalties under the Fekola Feasibility Study is expected to be $652 per ounce over the life of the mine and $518 per ounce over the first seven years of production (2018 to 2024). Under the Fekola Feasibility Study assumptions, at a 5% discount rate, the Fekola Project has an expected project payback of approximately 2.25 years from first gold production. The anticipated pre-tax annual cash flow of the Fekola Project under the Fekola Feasibility Study is presented in the table below.

Summary of Projected Annual Cash Flow and Project Value(1)

Year	Net Production Value(2)	Total Cost of Production(3)	Total Other Operating Costs(4)	Pre-Production Costs & Operating Capex(5)	Anticipated Net Annual Cash flow on Site Operation Activities
2015	-	-	-150,000	-66,000,000	-66,200,000
2016	-	-	-150,000	-202,000,000	-202,200,000
2017	21,400,000	-53,900,000	-1,790,000	-138,000,000	-172,300,000
2018	408,000,000	-164,000,000	-31,400,000	-45,300,000	167,300,000
2019	499,000,000	-167,000,000	-38,300,000	-31,400,000	262,300,000
2020	390,000,000	-169,000,000	-30,000,000	-28,500,000	162,500,000
2021	494,000,000	-173,000,000	-38,000,000	-22,000,000	261,000,000
2022	496,000,000	-177,000,000	-38,200,000	-4,340,000	276,500,000
2023	418,000,000	-181,000,000	-32,100,000	-5,890,000	199,000,000
2024	487,000,000	-187,000,000	-37,400,000	-6,350,000	256,300,000
2025	329,000,000	-173,000,000	-25,300,000	-3,240,000	127,500,000
2026	306,000,000	-146,000,000	-23,600,000	-773,000	135,600,000
2027	277,000,000	-107,000,000	-21,400,000	-2,840,000	145,800,000
2028	152,000,000	-84,600,000	-11,800,000	-13,800,000	41,800,000
2029	137,000,000	-84,600,000	-10,700,000	-3,110,000	38,600,000
2030	65,100,000	-31,400,000	-5,130,000	-	28,600,000
2031	-	-	-	-1,100,000	-1,100,000
Life- of- Mine	4,480,000,000	-1,900,000,000	-345,000,000	-575,000,000	1,660,000,000

Notes:
(1)

This is a project based pre-tax analysis and assumes 100% ownership and a gold price of $1,300 per ounce. As noted under the heading “Material Properties – Fekola Project – Project Description, Location and Access”, we do not expect to maintain a 100% interest in the Fekola Project.

(2)	Net production value is the gross production value less refining and transportation costs.
(3)	Total cost of production is the total cost of production of surface mining, processing and site general.
(4)	Total other operating costs is the total of all royalties, withholding taxes and other income/expenses.
(5)	Pre-production costs and operating capex is the total of the capex to complete construction, sustaining capital and the purchase of supplies and inventory.

Exploration, Development and Production

Subsequent to the Fekola Feasibility Study, we have continued to advance the Fekola Project. The 2015 exploration program in Mali included drilling at the Fekola Project and targets around the Fekola Project. We are in the process of negotiating a new establishment convention with the Government of Mali which will govern the procedural and economic parameters pursuant to which the Exploitation Company will operate the Fekola Project.

The Fekola Project site has been receiving a steady stream of materials for mine construction which commenced in the fourth quarter of 2015. Activities that are currently in progress include:

•	Formal ground-breaking ceremonies for the Fekola Project with local and national leaders;

•	Clearing and topsoil removal at the tailings basin;

•	Blasting at the tailings basin to generate rip-rap and embankment material;

•	Camp construction including earthwork, concrete foundations, and erection of living quarters as well as power, water, and other support facilities;

•	Construction of workshops, laydown areas, office facilities, and fencing for the construction site; and

•	Civil works including earthworks and steel piling installation in the mill and leach tank areas.

Concurrently, with the activities on site, our engineering team continues to work with consultants to complete detailed design and procure long-lead items. To date, many of the major mill packages have been identified and purchase orders have been issued. This includes SAG and ball mills, thickeners, cyclones, crusher, and tanks.

The initial 2015 budget for the Fekola Project for early earthworks was $38 million for the early earthworks and $4 million for the feasibility study costs. Following completion of the Fekola Feasibility Study in June 2015, the 2015 Fekola Project construction budget and timing was approved, resulting in an increase of $77 million in budgeted Fekola costs from $38 million to $115 million, to cover the purchase of additional plant and equipment, order of long-lead items and ongoing site development. The $77 million uplift was the 2015 portion of the total expected feasibility construction costs of $395 million discussed above.

Actual expenditures for 2015 were $129.3 million ($37.9 million for early earthworks and $91.4 million for development). The additional $14 million incurred was due to the timing of deposit advances. In December 2015 the Company took advantage of purchasing opportunities in the market place to make some strategic long-lead item orders to secure the project schedule at favorable pricing terms. As a result, the timing of deposits on certain long-lead items was accelerated to December 2015 instead of the first quarter of 2016. Major advanced purchases included payments for the power plant, mills and processing equipment, processing construction equipment, and civil/mining equipment. The advances related to these purchases reflect changes in timing only and do not impact the overall forecast Fekola Project pre-production capital costs of $395 million.

In 2015, exploration at the Fekola Project included 52,767 metres of core, RC, air core and auger drilling and focused on the main open pit Fekola deposit, the extension of the main Fekola mineralization to depth outside the feasibility design pit and a number of regional grassroots targets. Results of the main Fekola deposit infill drilling program will be incorporated into a Mineral Reserve and Mineral Resource update, scheduled for completion later in 2016. Our engineering team will revisit the feasibility mine plan upon receipt of this update. As part of the 2015 regional exploration program, we undertook a combined drill program of auger, air core, RC and diamond drilling on targets defined based on previous geological, geochemical and geophysical surveys and/or drilling. Multiple target areas were drill tested and follow up work for these areas is currently being prioritized. Results indicate there is very good potential to discover further zones of mineralization around the Fekola deposit.

The 2016 construction and development budget for the Fekola Project totals approximately $233 million. In 2016, we will continue to develop the project with work in all major areas. Excavation and compaction of the mill area expect to be supported by an on-site geotechnical laboratory and concrete will be provided by an on-site batch plant. Concrete work will commence in the first quarter of 2016 and structural steel and tank erection is expected to begin in the second quarter of 2016. Major earthworks to be undertaken in 2016 include the tailings storage facility and the surface water dam. Based on current assumptions, the Fekola Project remains on schedule to commence production in late 2017.

The total pre-production capital costs are estimated to be $395 million plus $67 million of anticipated mine fleet and power generator costs which are expected to be lease financed. Sunk costs related to early works (including access roads, construction aggregate stockpiling, airstrip construction, and land clearing) of approximately $38 million are not included in the total pre-production capital estimate.

In 2016, approximately 90,000 metres of diamond, reverse circulation, auger and air core drilling is planned to follow up the regional targets in and around Fekola and to further test Fekola deeps. The 2016 budget for exploration in Mali will be $11.3 million.

OTHER PROPERTIES

Limon Mine

The Limon Mine property is located in northwestern Nicaragua approximately 100 km northwest of Managua, the capital of Nicaragua. The Limon Mine property consists of the 12,000 hectare “Mina El Limon” mineral concession that has a term of 25 years expiring in April 2027. Each mineral concession under the Nicaraguan Mining Code is subject to an agreement issued by the government of Nicaragua that includes the rights to explore, develop, mine, extract, export and sell the mineral commodities found and produced from the concession.

We hold an indirect 95% interest in Triton Minera S.A. (“Triton”), which owns and operates the Limon Mine, and holds three other mineral concessions Bonete-Limon, San Antonio and Villanueva 2 which cover a total of 7,200 hectares, all at an exploration stage. The remaining 5% of Triton is held by IMISA. Triton directly owns or controls the surface rights for all of the property upon which the current mining, milling, tailings and related facilities at the Limon Mine are located. Triton also owns a portion of the surface rights for other properties. As required, Triton has negotiated and entered into access agreements with individual surface right holders in respect of those properties for which it does not hold the surface rights within the concession. All of the permits required for exploration, mining and milling activities are in place for the Limon Mine. RG Exchangeco Inc., a subsidiary of Royal Gold, Inc., holds a 3% net smelter returns (“NSR”) royalty on the gold production from the Limon Mine and certain other concessions. The revenue from the Limon Mine is also subject to a 3% ad valorem tax on gold production payable to the Government of Nicaragua, which is considered a deductible expense for purposes of computing corporate income tax. Net profit is defined as the excess of gross revenue (being all revenue received from the operation by Triton Mining (USA), LLC of its business) over expenses (being specified as costs incurred and charged as expenses by Triton Mining (USA), LLC arising from its business, including working capital and operating expenses, royalties paid, borrowing costs, taxes and general sales and administrative expenses).

Gold mining in the Limon district began in the 1850s and modern mining and exploration began in 1918. Production from the Limon Mine has been continuous since 1941.

The 2015 exploration program at the Limon Mine included drilling and surface work. Surface work comprised geological mapping, rock and soil sampling and trenching. During 2015, we completed a total of 10,271 metres of drilling in 67 DD holes. The drilling focused mainly on Santa Pancha 1, Atravesada, Veta Nueva and other targets, including Portal.

Most of Limon’s Mineral Resources and Mineral Reserves are located on the Santa Pancha structure, which is currently mined by long-hole stope underground mining methods. Access to mining areas is by a ramp system that branches at the 90-metre level into north and central ramps. The deepest level of the mine is at approximately 170 metres below surface. Two raises support the mine ventilation system with one of them serving as an emergency escape way. Dewatering is a critical component of mining at Santa Pancha and pumps are currently working in two of the existing shafts to ensure that safe water levels are maintained below the deepest workings. Continued deep development in Santa Pancha and improvements in this dewatering system represent a significant portion of the capital estimate for the next few years.

The Limon Mine mill is a nominal 1,000 tonnes per day agitated leach/CIP gold recovery plant. The mill is currently operating at a through-put capacity of 1,339 tonnes per day, close to the mill’s current year-to-date average of 1,347 tonnes per day. Run of mine ore is hauled by truck from Santa Pancha Mine (which is six km from the process plant) and stockpiled in front of the primary crusher or dumped directly into the 36-tonne capacity dump hopper feeding the jaw crusher. The stockpile ore is blended to maintain a consistent mill feed grade. The mill averaged 94.1% gold recovery in 2015.

We reported gold production of 52,264 ounces at the Limon Mine in 2015. Our exploration budget for the Limon Mine property for 2016 is approximately $4.1 million to fund approximately 8,300 metres of planned diamond drilling. The program largely comprises brownfields drilling, including further infill drilling and some additional potential to the west side of the property. We plan to undertake sustaining capital expenditures at the Limon Mine in 2016 totaling approximately $10 million, of which $6.7 million relates to underground development.

Mining Operations and Production

In 2016, El Limon Mine is budgeted to process approximately 0.5 million tonnes of ore at an average grade of 3.88 g/t gold with gold recoveries averaging 94%. All process ore is expected to come from underground sources (Santa Pancha 1 and Santa Pancha 2) this year. Gold production is expected to be slightly weighted towards the second-half of the year (55%), as the SAG mill ring gear change-out is planned for the second quarter of 2016 and grades are expected to be slightly higher in the second-half. In 2016, forecast gold production from El Limon is 50,000 to 60,000 ounces.

The table below indicates the 2015 actual and 2016 planned production.

	2015 Actuals	2016 Guidance/Budget
Gold Production (100%)	52,264 oz.	50,000 to 60,000 oz.
Tonnes Milled	468,972	500,000
Grade Milled	3.69 g/t	3.88 g/t
Recovery	94.1%	94%

Capital and Operating Costs

The 2015 actual and 2016 budgeted sustaining capital costs at the El Limon Mine are summarized in the table below.

	2015 Actuals	2016 Budget
Processing	$2,312,000	$1,091,000
Mining	$4,474,000	$1,670,000
Tailings Storage Facility	$6,330,000	$-
Site General	$1,170,000	$471,000
Underground Development	$4,560,000	$6,728,000
Total	$18,846,000	$9,960,000

The table below summarizes the average 2015 actual and 2016 budgeted operating costs for the El Limon Mine.

	2015 Actuals ($/tonne processed)	2016 Budget ($/tonne processed)
Mining	$37.74	$33.53
Processing	$26.81	$27.83
Site General	$14.07	$11.98
Total	$78.62	$73.34

Budgeted sustaining capital costs for El Limon Mine in 2016 total $10 million (2015 actual costs totalled $18.8 million).

The capital cost estimates and operating cost estimates in the tables above are applicable to 2016 only and are based on the Company’s current estimates and mine plan for the El Limon Mine. Our costs in subsequent years may vary significantly from our 2016 cost estimates as a result of, among other things, current or future non-recurring expenditures, changes to input costs and exchange rates and changes to our current mining operations or mine plan. Our current mine plan for the El Limon Mine is based on existing Mineral Reserves. We conduct ongoing exploration and analyses at our operating mines with a view to identifying new Mineral Resources and upgrading existing Mineral Resources to higher confidence levels and potentially into new Mineral Reserves. If new Mineral Reserves are successfully identified it may alter the current mine plan and potentially extend the mine life.

Kiaka Project

The Kiaka Project is located in south central Burkina Faso in the regional province of Boulgou and Zoundweogo, approximately 140 km southeast of the capital Ouagadougou. On November 25, 2015, an exploitation licence in respect of the Kiaka Project (the “Kiaka Licence”) was approved to be issued by the Council of Ministers covering an area of approximately 54.02 square kilometres. The Kiaka Licence will be held by Kiaka S.A., a Burkinabe company that is 81% owned by us (indirectly through our subsidiary Kiaka Gold SARL), 9% owned by GAMS–Mining F&I Ltd. (“GAMS”), a Cypriot company and 10% owned by the Government of Burkina Faso. The process of having the Kiaka Licence formally issued to Kiaka S.A. is ongoing. The Kiaka Licence requires mine construction at the Kiaka Project to be completed within two years of the issuance date, a timeframe that the Company will probably not be able to meet. The Burkina Faso Mining Code provides for two additional two year exemptions which can extend the period for construction to a total of six years. If the construction has started and the level of investment has exceeded 50%, an additional year for the construction period can also be granted. If all of the exemption periods have been exhausted, the government has the right to withdraw the Kiaka Licence.

Burkina Faso has adopted a new Mining Code which was approved on July 16, 2015. The impact that this new Mining Code will have on the Kiaka Project is currently under review and is being discussed with the new administration. The Mining Code became effective on October 29, 2015 when it was formally published. It includes increases in corporate income tax, an additional 1% tax for a Local Development Fund and a preferred dividend for the State. These changes will all have a negative impact on the Kiaka Project economics.

National elections were held in Burkina Faso on November 29, 2015 where Roch Marc Christian Kobore was elected as the new President, Minister of Defense and Veterans’ Affairs. A new cabinet was appointed on January 13, 2016 and this marked the end of the Transition leadership which was in power for most of 2015.

In 2015, we focused our exploration program on regional targets, in particular, along a strand of the regionally significant Markoye fault corridor structure where an auger drilling program carried out in 2014 identified anomalous geochemical targets co-incident with prospective geological structures identified in the interpretation of airborne geophysics and geological mapping. In 2015, 1,591 metres of diamond drilling and 3,870 metres of RC drilling were completed on this new prospect area. Studies are currently underway to determine whether this new prospect area contains sufficient mineral resources to supplement the Kiaka Project, or if it constitutes a viable, standalone gold project. Highlights from the 2015 exploration program on Kiaka Regional targets includes NKDD-012 that returned 1.91 g/t over 117 metres and NKRC-047 that returned 2.21 g/t over 106 metres. Reported lengths are drilled lengths and true thickness is unknown until additional drilling is completed.

We plan to spend approximately $3.56 million in 2016 at the Kiaka Project, to continue to fund corporate social responsibility activities and environmental monitoring programs and complete approximately 20,000 metres of planned RC, diamond and air core drilling. Accordingly, we intend to review existing data collected to date to review our options with the Kiaka Project in a lower gold price environment.

Gramalote Project

The Gramalote Project is located approximately 230 km northwest of the Colombian capital of Bogota and approximately 80 km northeast of Medellin, the regional capital of the Department of Antioquia. As at December 31, 2015, AngloGold Ashanti Limited (“AngloGold”) and B2Gold have a 51% and 49% interest, respectively in the Gramalote property. AngloGold is the manager of the joint venture project. The Gramalote Project area is covered by 17 contiguous claim blocks totalling 35,322.2 hectares. The claims presently include 16 registered concession contracts totalling 25,909.3 hectares and one integrated and registered mining concession contract totalling 9,412.9 hectares. The claims are registered, or are in the process of being registered, in the name of Gramalote (Colombia) Limited, the Colombian branch of Gramalote Limited that has been formed to hold all of the Gramalote mineral claims.

Work in 2014 focused on advancing key prefeasibility activities including conversion of Inferred Mineral Resources into Measured and Indicated Mineral Resources in Gramalote Central, advancing the environmental impact assessment (“EIA”) study, maintaining support within the community and value-enhancing engineering, including optimizing mine planning and earthworks and metallurgical studies.

On March 12, 2014, we announced positive results from the preliminary economic assessment for the Gramalote Project. At current gold price levels, the Gramalote Project economics are positive but at this time the project is not at the top of our priority list for continued development towards a final Feasibility Study. The Programa de Trabajos y Obras de Explotación (“PTO”) was submitted to the government of Antioquia on February 4, 2015 and was approved December 23 2015. The PTO defines the program of work and labor and provides the operational and technical details for the exploitation of the Gramalote Project. On February 11, 2015, the EIA was formally submitted to Autoridad Nacional de Licencias Ambientales, the Colombian national environmental agency. The Gramalote EIA was approved on November 30, 2015.

Work in 2015 continued to focus on certain key prefeasibility activities including advancing the EIA study, maintaining support within the community and value-enhancing engineering, including optimizing mine planning and earthworks and metallurgical studies. The 2015 exploration program at Gramalote included 5,267 metres of diamond drill core in 18 holes at the Cisneros and La Maria targets.

B2Gold has proposed a care and maintenance budget of $14.44 million for 2016 including $3.03 million for land payments. B2Gold and AngloGold are continuing with discussions to finalize work programs, spending estimates and funding for 2016. Both parties are required to contribute to funding that will maintain the project in good standing.

RISK FACTORS

The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted below do not necessarily comprise all risks faced by us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business, operations and future prospects. If any of the following risks actually occur, our business may be harmed and our financial condition and results of operations may suffer significantly.

Risks related to our business

Changes in the price of gold and other metals in the world markets, which can fluctuate widely, significantly affect the profitability of our operations and our financial condition and our ability to develop new mines.

The profitability of our operations is significantly affected by changes in the market price of gold and other mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond our control, including:

•	the level of interest rates;
•	the rate and anticipated rate of inflation;
•	world supply of mineral commodities;
•	consumption patterns;
•	purchases and sales of gold by central banks;
•	forward sales by producers;
•	production costs;
•	demand from the jewelry industry;
•	speculative activities;
•	stability of exchange rates;
•	the relative strength of the U.S. dollar and other currencies;
•	changes in international investment patterns;
•	monetary systems; and
•	political and economic events.

The price of gold decreased by approximately 10.3% over the most recently completed fiscal year, with a decline in the price from $1,184.25 per ounce on January 2, 2015 to $1,062.25 per ounce on December 31, 2015. Current and future price declines could cause commercial production or the development of new mines to be impracticable. If gold prices decline significantly, or decline for an extended period of time, we might not be able to continue our operations, develop our properties, or fulfill our obligations under our permits and licenses, or under our agreements with our partners. This could result in us losing our interest in some or all of our properties, or being forced to cease operations or development activities or to abandon or sell properties, which could have a negative effect on our profitability and cash flow.

Our future revenues and earnings could also be affected by the prices of other commodities such as fuel and other consumable items. The prices of these commodities are affected by numerous factors beyond our control.

Our failure to achieve production, cost and other estimates could have a material adverse effect on our future cash flows, profitability, results of operations and financial condition.

This Annual Information Form and our other public disclosures contain estimates of future production, operating costs, capital costs and other economic and financial measures with respect to our existing mines and certain of our exploration and development stage projects. The estimates can change or we may be unable to achieve them. Actual production, costs, returns and other economic and financial performance may vary from the estimates depending on a variety of factors, many of which are not within our control. These factors include, but are not limited to:

•	actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics;
•	short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned;
•	mine failures, slope failures or equipment failures;
•	industrial accidents;
•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
•	encountering unusual or unexpected geological conditions;
•	changes in power costs and potential power shortages;
•	exchange rate and commodity price fluctuations;
•	shortages of principal supplies needed for operations, including explosives, fuels, water and equipment parts;
•	labour shortages or strikes;
•	litigation;
•	terrorism;
•	civil disobedience and protests;
•	restrictions or regulations imposed by governmental or regulatory authorities;
•	permitting or licensing issues; or
•	shipping interruptions or delays.

Properties not yet in production, or slated for expansion, are subject to higher risks as new mining operations often experience unexpected problems during the start-up phase, and production delays and cost adjustments can often happen. Failure to achieve production or cost estimates or material increases in costs could have a material adverse effect on our future cash flows, profitability, results of operations and financial condition.

Mineral exploration and development involves significant risks and uncertainties, which could have a material adverse effect on our business, results of operations and financial condition.

Our business plans and projections rely significantly on the planned exploration and development of our non-producing properties. The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines and no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs we or any of our joint venture partners plan will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, including, but not limited to:

•	the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure;
•	metal prices which are highly cyclical;
•	the cost of operations and processing equipment; and

•	government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection.

In addition, as a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the mine. The project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a mine. Substantial expenditures are required to build mining and processing facilities for new properties. The timeline to obtain these government approvals is often beyond our control. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

The combination of these factors may result in our inability to develop our non-producing properties, to achieve or maintain historical or estimated production, revenue or cost levels, or to receive an adequate return on invested capital, which could have a material adverse effect on our business, results of operations and financial condition.

Undue reliance should not be placed on estimates of Mineral Reserves and Mineral Resources, since these estimates are subject to numerous uncertainties. Our actual Mineral Reserves could be lower than Mineral Reserve estimates and Mineral Resources may never be converted into Mineral Reserves, which could adversely affect our operating results and financial condition.

The figures for Mineral Reserves and Mineral Resources are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold prices, results of drilling, metallurgical testing and production, increases in capital and operating costs, including the cost of labour, equipment, fuel and other required inputs and the evaluation of mine plans after the date of any estimate may require revision of such estimate. The volume and grade of Mineral Reserves mined and processed and the recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of our ability to extract these Mineral Reserves, could have a material adverse effect on our results of operations and financial condition.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to uncertainty that may attach to Inferred Mineral Resources, Inferred Mineral Resources may not be upgraded to Measured and Indicated Mineral Resources or Proven and Probable Reserves as a result of continued exploration.

Our operations across several different countries subject us to various political, economic and other risks that could negatively impact our operations and financial condition.

Our exploration, development and production activities are conducted in various countries, including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso and Colombia and, as such, our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, the existence or possibility of terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; uncertainty as to the outcome of any litigation in foreign jurisdictions; uncertainty as to enforcement of local laws; environmental controls and permitting; restrictions on the use of land and natural resources; renegotiation or nullification of existing concessions; licenses; permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; corruption; unstable legal systems; changing political conditions; changes in mining and social policies; “black economic empowerment” legislation; currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or require equity participation by local citizens; and other risks arising out of foreign sovereignty issues.

We have interests in exploration and development properties that are located in developing countries, including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso and Colombia and our mineral exploration and mining activities may be affected in varying degrees by political instability and governmental legislation and regulations relating to foreign investment and the mining industry. Many of these countries have experienced, or are currently experiencing, varying degrees of civil unrest. Changes, if any, in mining or investment policies or shifts in political attitude in Nicaragua, the Philippines, Namibia, Mali, Burkina Faso or Colombia may adversely affect our operations or profitability. However, in Mali, it is our understanding that the fiscal regime applicable to the Fekola Project remains as at the date the Exploitation License was granted.

Operations may be affected in varying degrees by:

•

government regulations with respect to, but not limited to, restrictions on production, price controls, exchange controls, export controls, currency remittance, income or other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, local content and ownership (such as “black economic empowerment” laws), water use and mine safety; and

•	the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our business, financial condition and results of operations.

Furthermore, in the event of a dispute arising from our activities, we may be subject to the exclusive jurisdiction of courts or arbitral proceedings outside of North America or may not be successful in subjecting persons to the jurisdiction of courts in North America, either of which could unexpectedly and adversely affect the outcome of a dispute.

Fluctuations in the price and availability of infrastructure and energy and other commodities could impact our profitability and development of projects.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Our inability to secure adequate water and power resources, as well as other events outside of our control, such as unusual or infrequent weather phenomena, sabotage, community, or government or other interference in the maintenance or provision of such infrastructure, could adversely affect our operations, financial condition and results of operations.

Namibia is an arid country, where water resources are scarce, and there is the possibility of drought based on current weather patterns. Although the Government of Namibia currently pursues a seawater desalination project, Namibia may in the short term experience water shortages, inter alia, on account of the following: (i) demand for water is increasing, both on account of growth in GDP as well as on account of increased mining operations; and (ii) the seawater desalination project pursued by the government may take several years to complete, may not be financed easily or at all, and may experience delays or cancellations.

Profitability is affected by the market prices and availability of commodities that we use or consume for our operations and development projects. Prices for commodities like diesel fuel, electricity, steel, concrete, and chemicals (including cyanide) can be volatile, and changes can be material, occur over short periods of time and be affected by factors beyond our control. Our operations use a significant amount of energy and depend on suppliers to meet those needs; however, sometimes no alternative source is available. Higher costs for construction materials like steel and concrete, or tighter supplies, can affect the timing and cost of our development projects.

If there is a significant and sustained increase in the cost of certain commodities, we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, and this could have an adverse effect on our profitability.

Higher worldwide demand for critical resources like input commodities, drilling equipment, tires and skilled labour could affect our ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on our operating costs, capital expenditures and production schedules.

Further, we rely on certain key third-party suppliers and contractors for equipment, raw materials and services used in, and the provision of services necessary for, the development, construction and continuing operation of our assets. As a result, our operations at our sites are subject to a number of risks, some of which are outside of our control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen events and failure of a supplier or contractor to perform under its agreement with us. The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations and financial condition.

Mining is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business, and mineral exploration is speculative and uncertain.

Mining operations generally involve a high degree of risk. Our operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including: unusual and unexpected geologic formations; seismic activity; rock bursts; cave-ins or slides; flooding; pit wall failure; periodic interruption due to inclement or hazardous weather conditions; and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or death, damage to property, environmental damage and possible legal liability. Milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Hedging activities and ore purchase commitments could have a material adverse effect on our business, results of operations and financial condition.

We have entered into a series of “zero-cost put/call” collar contracts for gold with settlements scheduled up to December 31, 2018 with an average floor price of $1,000 per ounce and an average ceiling price of $1,720 per ounce. In addition, we have a series of Rand denominated gold forward contracts outstanding for 124,852 ounces of gold with settlements scheduled up to December 31, 2018 at an average price of 15,228 Rand per ounce.

We have also entered into pre-paid sales arrangements in the form of metal sales forward contracts for the delivery of approximately 51,600 ounces of gold in each of 2017 and 2018, for total cash prepaid amount proceeds of $120 million.

During the year ended December 31, 2015, we entered into a series of forward contracts for the purchase of fuel, oil, gas, and diesel, with settlements scheduled between January, 2016 and January, 2018.

The Company’s portfolio of fuel derivatives and Rand denominated gold forwards are marked to market through the statement of operations. A 10% change in the forward price of fuel would result in a $1.4 million change in the value of the fuel derivative portfolio. A 10% change in the United States dollar forward price of gold would result in an $11.2 million change in the value of the gold forward portfolio and a 10% change in the Rand versus the United States dollar would result in a $12.4 million change in the value of the gold forward portfolio.

From time to time we may engage in other commodity hedging transactions intended to reduce the risk associated with fluctuations in metal prices, but there is no assurance that any such transaction will be successful. Furthermore, hedging transactions may prevent us from realizing the full benefit of price increases.

We require licenses, permits and approvals from various governmental authorities to conduct our operations, the failure to obtain or loss of which could have a material adverse effect on our business.

Our mining operations in the Philippines, Namibia and Nicaragua, and our various exploration and development projects are subject to receiving and maintaining licenses, permits and approvals from appropriate governmental authorities, including those permits required for the Fekola Project to be developed and to enter into production. Although our mining operations currently have all required licenses, permits and approvals that we believe are necessary for operations as currently conducted, no assurance can be provided that we will be able to maintain and renew such permits or obtain any other permits that may be required. In addition, there have in the past been challenges to permits that were temporarily successful and delays in the renewal of certain permits. In the case of our exploration and development stage properties, if a development decision is made, we must obtain appropriate licenses, permits and approvals from appropriate governmental authorities before development may proceed. There is no assurance that delays will not occur in connection with obtaining necessary renewals of authorizations for existing operations, additional licenses, permits and approvals for future operations, or additional licenses, permits and approvals associated with new legislation. We may not be able to receive or continue to hold all authorizations necessary to develop or continue operating at any particular property. An inability to obtain or conduct our mining operations pursuant to applicable authorizations would materially reduce our production and cash flow and could undermine our profitability.

We are subject to risks relating to environmental regulations and our properties may be subject to environmental hazards, which may have a material adverse effect on our business, operations and financial condition.

Our operations are subject to local laws and regulations regarding environmental matters, including, without limitation, the use or abstraction of water, land use and reclamation, air quality and the discharge of mining wastes and materials. Any changes in these laws could affect our operations and economics. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm us. We cannot predict how agencies or courts in foreign countries will interpret existing laws and regulations or the effect that these adoptions and interpretations may have on our business or financial condition.

We may be required to make significant expenditures to comply with governmental laws and regulations. Any significant mining operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off. We may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from whom we have acquired such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties.

Production at our mines involves the use of various chemicals, including certain chemicals that are designated as hazardous substances, including sodium cyanide, as discussed below. Some of our properties also have been used for mining and related operations for many years before we acquired them and were acquired as is or with assumed environmental liabilities from previous owners or operators. We have been required to address contamination at our properties in the past and may need to continue to do so in the future, either for existing environmental conditions or for leaks or discharges that may arise from our ongoing operations or other contingencies. Contamination from hazardous substances, either at our own properties or other locations for which we may be responsible, may subject us to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on our future growth, results of operations and financial position.

Production at certain of our mines involves the use of sodium cyanide, which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, we may become subject to liability for cleanup work that may not be insured. While appropriate steps will be taken to prevent discharge of pollutants into the ground water and the environment, we may become subject to liability for hazards that we may not be insured against and such liability could be material.

While we believe we do not currently have any material unsatisfied environmental obligations, exploration, development and mining activities may give rise in the future to significant liabilities on our part to the government and third parties and may require us to incur substantial costs of remediation. Additionally, we do not maintain insurance against environmental risks. As a result, any claims against us may result in liabilities that we will not be able to afford, resulting in the failure of our business.

In some jurisdictions, forms of financial assurance are required as security for reclamation activities. The cost of our reclamation activities may materially exceed our provisions for them, or regulatory developments or changes in the assessment of conditions at closed operations may cause these costs to vary substantially, from prior estimates of reclamation liabilities. Under the 2012 Mining Code in Mali, we are required to post a reclamation bond with the State of Mali equal to 5% of anticipated turnover. We are currently in negotiations with the State of Mali as to the details of this reclamation bond. Until the requirements of the reclamation bond are finalized, we face the risk of being required to post a higher than anticipated bond for such project.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Our operations are associated with the emission of ‘greenhouse gases’. Ongoing international negotiations which aim to limit greenhouse gas emissions may result in the introduction of new regulations, and may have an adverse impact on our operations.

Our operations are subject to other stringent laws and regulations, which could significantly limit our ability to conduct our business.

In addition to environmental laws and permitting requirements, our activities are subject to stringent laws and regulations governing, among other things, prospecting, development and production; imports and exports; taxes; labour standards, occupational health and mine safety; mineral tenure, land title and land use; water and air quality regulations; protection of endangered and protected species; social legislation; and other matters.

Compliance with these laws may require significant expenditures. If we are unable to comply fully, we may be subject to enforcement actions or other liabilities, or our image may be harmed, all of which could materially affect our operating costs, delay or curtail our operations or cause us to be unable to obtain or maintain required permits. There can be no assurance that we have been or will be at all times in compliance with all applicable laws regulations, that compliance will not be challenged or that the costs of complying with current and future laws and regulations will not materially or adversely affect our business, operations or results.

New laws and regulations, amendments to existing laws and regulations or administrative interpretation, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political or social environment we operate in or otherwise, could have a material and adverse effect on our future cash flow, results of operations and financial condition.

We are subject to a variety of risks associated with joint ventures, which could result in a material adverse effect on our future growth, results of operations and financial position.

A number of the properties in which we have an interest are the subject of joint venture arrangements with other mining companies and will be subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse effect on the viability of our interests held through joint ventures, which could have a material adverse effect on our future growth, results of operations and financial conditions:

•	inability to exert influence over certain strategic decisions made in respect of joint venture properties;
•	a joint venture participant having economic or business interests or goals that are, or become, inconsistent with our business interests or goals;
•	bankruptcy of the joint venture participant;
•	disagreement with joint venture participants on how to develop and operate mines efficiently;
•	inability of participants to meet their obligations to the joint venture or third parties; and
•	litigation between participants regarding joint venture matters.

Under the Gramalote Project joint venture with AngloGold, in order to proceed with a development proposal, the management committee must consider a proposal for mining and production of minerals from the Gramalote property area based on a Feasibility Study. Proceeding with such a proposal requires unanimous approval of the management committee. In the event that unanimous approval is not obtained, a party to the joint venture may elect to proceed on its own with a development proposal if that party voted in favour of proceeding. The other party would have a further opportunity to elect to participate and proceed, but if it elects not to participate, the joint venture party wishing to proceed may do so on its own. In such case, the portion of the property that is the subject of the proposal is to be “excised” and the developing party will be required to purchase it at either an agreed value or a value determined by an independent third party and the selling party would have no further interest in such portion of the property that is the subject of the development proposal.

Our investments in the Masbate Gold Project may be adversely affected by our lack of sole decision-making authority and disputes between us and the majority owner of FRC.

The Company, through its subsidiaries, is a minority shareholder in FRC, which owns the Masbate Gold Project. Zoom is the majority shareholder. As the minority shareholder, we are not in a position to exercise sole decision making authority regarding the Masbate Gold Project. We may be unable to cause FRC to take, or refrain from taking, actions consistent with our business strategies and objectives. Any change in the identity, management, ownership or strategic direction of Zoom, or any disagreement with Zoom or its owners could materially adversely affect our business and results of operations. If a dispute arises between us and Zoom or its owners that cannot be resolved amicably, we may be unable to further our business strategies and objectives, may not realize the anticipated benefits of our investment in the Masbate Gold Project and associated processing facilities (in which we hold a 100% interest) and may be involved in lengthy and costly proceedings to resolve the dispute, which could materially and adversely affect our business and results of operations.

In addition, pursuant to the ore purchase agreement between PGPRC and FRC, PGPRC has agreed to purchase all ore from the Masbate Gold Project at a price equal to the production cost for the ore plus a predetermined percentage. Decreases in the market price of gold, increases in production costs at the Masbate Gold Project or a combination of both may make performance by PGPRC under the agreement not economically desirable or feasible. In such a circumstance, we would seek to curtail production at the Masbate Gold Project or negotiate another mutually agreeable resolution with the Philippine shareholder of FRC; however, we may not be successful in such efforts.

Our ownership of the Pajo property is on a similar basis and is subject to similar risks.

We need to continually obtain additional Mineral Reserves for production of gold and other metals.

As mine life is limited based on Proven and Probable Mineral Reserves, we must continually replace and expand our Mineral Reserves and any necessary associated surface rights as our mines produce gold. The life-of-mine estimates for each of our operating mines are based on our best estimate given the information available to us. These estimates may not be correct.

Our ability to maintain or increase annual production of gold and other metals will depend significantly on:

•	our mining operations at Masbate Gold Project, Otjikoto Mine, La Libertad Mine and Limon Mine;
•	our development of the Fekola Project, the Kiaka Project and the Gramalote Project;
•	our ability to expand Mineral Reserves and Mineral Resources at existing mines; and
•	our ability to find and/or acquire new Mineral Reserves and Mineral Resources and bring new mines into production.

We may be unable to identify appropriate acquisition targets or complete desirable acquisitions, and we may be unsuccessful in integrating businesses and assets that we have acquired or may acquire in the future.

As part of our business strategy, we have sought and will continue to seek new operating and development opportunities in the mining industry. In pursuit of such opportunities, we may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into B2Gold. There can be no assurance that we can complete any acquisition or business arrangement that we pursue, or are pursuing, on favorable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit our business. Further, acquisitions require a significant amount of time and attention of our management, as well as resources that otherwise could be spent on the operation and development of our existing business.

Acquisitions are accompanied by risks, such as a significant decline in the relevant metal price after we commit to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of our ongoing business; the inability of management to realize anticipated synergies and maximize our financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that acquired businesses or assets will be profitable, that we will be able to integrate the acquired businesses or assets successfully or that we will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on our business, expansion, results of operations and financial condition.

Our use of CGA’s, Volta’s or Papillon’s publicly disclosed information could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect our operational and development plan and our results of operations and financial condition.

Unless otherwise indicated herein, all historical information regarding CGA, Volta and Papillon and the property interests that we acquired pursuant to our acquisition of CGA, Volta and Papillon respectively, including financial information and Mineral Reserves and Resources, has been derived from publicly disclosed information. Although we have no reason to doubt the accuracy or completeness of such publicly disclosed information, any inaccuracy or material omission in CGA’s, Papillon’s or Volta’s publicly disclosed information could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect our operational and development plan and our results of operations and financial condition.

Fluctuations in foreign currency exchange rates could materially affect our business, financial condition, results of operations and liquidity.

Our assets and operations are located in Canada, the Philippines, Namibia, Nicaragua, Mali, Burkina Faso, Colombia, Finland and Chile. We also have gold forward contracts denominated in the South African Rand. As a result, we have foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk we face can be categorized as follows:

•

Transaction exposure: our operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect our profitability as exchange rates fluctuate;

•

Exposure to currency risk: we are exposed to currency risk through a portion of the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, trade and other receivables, trade and other payables, reclamation and closure costs obligations, warrants and gross balance exposure; and

•

Translation exposure: our functional and reporting currency is U.S. dollars. Our other operations may have assets and liabilities denominated in currencies other than the U.S. dollar, with translation foreign exchange gains and losses included from these balances in the determination of profit or loss. Therefore, as the exchange rates between the Canadian dollar, Nicaraguan Córdoba, Philippine peso, Colombian peso, Namibian dollar, West African CFA franc (which is pegged to the Euro), South African Rand and the Euro fluctuate against the United States dollar, we will experience foreign exchange gains and losses, which can have a significant impact on our consolidated operating results. The exchange rate between the Córdoba and the United States dollar varies according to a pattern set by the Nicaraguan Central Bank. The Córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism, which currently stands at approximately 5%.

Starting in the second quarter of 2012, we entered into foreign currency contracts to manage our foreign currency exposure of forecasted expenditures denominated in Namibian dollars relating to the development of our Otjikoto Mine. As the Namibian dollar is pegged to the South African Rand, we entered into foreign currency contracts between the South African Rand and the United States dollar due to the Rand’s greater liquidity. While these contracts are designed to reduce our foreign currency exposure, they may result in our losing the benefit of favorable changes in foreign currency exchange rates or, if we incorrectly gauge the timing of forecasted expenditures in Namibian dollars, we may have foreign currency exposure under the contracts. During the year ended December 31, 2014, all of our forward currency contracts were settled.

As a result, fluctuations in currency exchange rates could significantly affect our business, financial condition, results of operations and liquidity.

We may not be able to obtain additional financing on acceptable terms, or at all.

Future exploration, development, mining, and processing of minerals from our properties, or repayment of current or future indebtedness, could require substantial additional financing. No assurances can be given that we will be able to raise the additional funding that may be required for such activities or repayment of indebtedness, should such funding not be fully generated from operations. To meet such funding requirements, we may be required to undertake additional equity financing, which would be dilutive to shareholders. Debt financing, if available, may involve certain restrictions on operating activities or other financings. There is no assurance that such equity or debt financing will be available to us or that they would be obtained on terms favourable to us, if at all, which may adversely affect our business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of our properties, or even a loss of property interests.

There is uncertainty relating to the outcome of negotiations with the Government of Mali.

We are currently engaged in negotiations with the Government of Mali regarding (i) the terms of an establishment convention that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Project, (ii) the formation of the Exploitation Company and the State of Mali’s interest in it, (iii) a shareholders’ agreement in respect of the Exploitation Company, and (iv) the valuation and terms under which the State of Mali may acquire its additional 10% ownership interest in the Exploitation Company. There is no certainty as to the outcome of these negotiations and until these matters are settled and the establishment convention and shareholders’ agreement are completed we do not have certainty on the ultimate corporate structure of or the Government of Mali’s ownership interest in the Exploitation Company or the precise permitting or tax regime that will apply to the Fekola Project. There is also no certainty that the completion of the establishment convention and shareholders’ agreement will fully resolve all uncertainties on these matters.

The Fekola Project is currently under development and we may not be able to successfully establish mining operations or the actual costs or time frame of establishing mining operations may differ materially from the Company’s current estimates.

The development of the Fekola Project will require the construction and operation of an open-pit mine, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations including:

•	the availability of funds to finance construction and development activities;
•	the receipt of required governmental approvals and permits;
•	the availability and costs of skilled labour and the ability of key contractors to perform services in the manner contracted for;
•	unanticipated changes in grade and tonnage of ore to be mined and processed;
•	unanticipated adverse geotechnical conditions;
•	incorrect data on which engineering assumptions are made;
•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials, skilled labour, security and supplies;
•	adequate access to the site and unanticipated transportation costs or disruptions; and
•	potential opposition or obstruction from non-governmental organizations, environmental groups, terrorists or local groups which may delay or prevent development activities.

Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which we are dependent in connection with the construction of the Fekola Project, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with the Fekola Project could delay or prevent the construction and start-up of the mine as planned. There can be no assurances that the current construction and start-up plan for the Fekola Project will be successful.

The actual production, development plans and costs associated with the Fekola Project may differ from the estimates in the Fekola Feasibility Study.

The Fekola Feasibility Study contains estimates of future production, development plans, operating and capital costs, financial returns and other economic and technical estimates relating to the Fekola Project. These estimates are based on a variety of factors and assumptions and we cannot assure you that such production, plans, costs or other estimates will be achieved. Actual costs and financial returns may vary significantly from the estimates depending on a variety of factors many of which are not within our control. These factors include, but are not limited to: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the price of gold; short-term operating revisions to mine plans; equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed for development and operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labor shortages or strikes; high rates of inflation; civil disobedience, protests and acts of civil unrest or terrorism; and restrictions (including change to the taxation regime) or regulations (including environmental permitting and import restrictions for equipment and material required for operations at the Fekola Project) imposed by governmental or regulatory authorities or other changes in the regulatory environments. Failure to achieve estimates or material increases in costs could have a material adverse impact on our future cash flows, profitability, results of operations and financial condition.

The current estimate of capital expenditures that will be required to be incurred to complete the Fekola Project is based on certain assumptions and analyses made by our management and its advisors in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates, however, and the assumptions upon which they are based, are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to be differ from those estimates. If these estimates prove incorrect, the total capital expenditures required to complete the Fekola Project may increase. We cannot be assured that we will have access to sufficient financing or generate sufficient cash flows to fund any increase in required capital spending from the construction and development of the Fekola Project. There can be no assurances that development and start-up costs and the ongoing operating costs associated with the development of the Fekola Project will not be significantly higher than we anticipated and any such increase in costs could materially adversely affect our business, results of operations, financial condition and cash flow.

Because our property interests and exploration activities in Colombia are subject to political, economic and other uncertainties, situations may arise that could have a material adverse effect on our business.

The status of Colombia as a developing country may make it difficult for us to obtain any required financing for our projects. Notwithstanding the progress achieved in restructuring Colombian political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. While the Colombian economy has experienced growth in recent years, such growth may not continue in the future at similar rates or at all. If the economy of Colombia fails to continue its growth or suffers a recession, our exploration efforts may be affected.

Further, Colombia has in the past experienced a difficult security environment as well as political instability. In particular, various illegal groups that may be active in and around regions in which we are present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on our operations in such regions. In the event that continued operations in these regions compromise our security or business principles, we may withdraw from these regions on a temporary or permanent basis, which in turn, could have an adverse impact on our results of operations and financial condition. No assurances can be given that our plans and operations will not be adversely affected by future developments in Colombia. Any changes in regulations or shifts in political attitudes are beyond our control and may adversely affect our business.

Because our property interests and exploration activities in Namibia are subject to political, economic and other uncertainties, situations may arise that could have a material adverse effect on our business.

The Namibian economy is highly dependent on the mining sector, which, in 2015, was estimated at approximately 11.5% of GDP. Namibia is also highly dependent on foreign imports, including fuel. These factors make the Namibian economy vulnerable to adverse commodity price fluctuations, which could have a material adverse effect on our business.

In addition, Namibia is a member of the Southern African Customs Union (“SACU”), which provides for a common external tariff and guarantees free movement of goods between its member states. A high proportion of Namibia’s trade is conducted with SACU members and, in its 2016 budget, the Namibian Ministry of Finance stated that a significant risk for revenue growth is the projected reduction of SACU revenue. The International Monetary Fund estimates that in 2016, Namibian SACU revenue receipts will decline by approximately 51.5% from an estimated $10.3 billion in 2015 to a projected $6.8 billion in 2016. Accordingly, the Namibian Government is highly dependent on SACU revenue, but Namibia’s share of the SACU revenue is expected to decline in the foreseeable future, as a result of which the Namibian government may be compelled to introduce additional taxes or increase current tax rates, which could have a material adverse effect on our business.

Because our property interests and exploration activities in Burkina Faso are subject to political, economic and other uncertainties, situations may arise that could have a material adverse effect on our business.

Our operations in Burkina Faso are subject to various risks, including political and economic considerations such as civil and tribal unrest, war (including in neighbouring countries), terrorist actions, criminal activity, nationalization, invalidation of governmental orders, failure to enforce existing laws, labour disputes, corruption, sovereign risk, political instability, the failure of foreign parties, courts or governments to honour or enforce contractual relations or uphold property rights, changing government regulations with respect to mining (including royalties, environmental requirements, labour, taxation, land tenure, foreign investments, income repatriation and capital recovery), fluctuations in currency exchange and inflation rates, import and export restrictions, challenges to our title to properties or mineral rights, problems or delays renewing licenses and permits, opposition to mining from local, environmental or other non-governmental organizations, increased financing costs, instability due to economic under-development, inadequate infrastructure, and the expropriation of property interests, as well as by laws and policies of Canada affecting foreign trade, investment and taxation. As African governments continue to struggle with deficits and depressed economies, the strength of commodity prices has resulted in the gold mining sector being targeted as a source of revenue. Governments are continually assessing the terms for a mining company to exploit resources in their country. In this regard, the new mining code adopted by Burkina Faso in July 2015 introduced changes to the mining legislation, including changes affecting taxation, licensing, the requirement to pay a preferred dividend to the state, requirements for employments of local personnel or contractors and other benefits to be provided to local residents. The Kiaka Licence requires mine construction at the Kiaka Project to be completed within two years of the issuance date, a timeframe that the Company will probably not be able to meet. The Burkina Faso Mining Code provides for two additional two year exemptions which can extend the period for construction to a total of six years. If the construction has started and the level of investment has exceeded 50%, an additional year for the construction period can also be granted. If all of the exemption periods have been exhausted, the government has the right to withdraw the Kiaka Licence. There can be no assurance that the Company will be granted the exemptions for extending the time frame to complete mine construction. If such exemptions are granted, there can be no assurance that the mine construction can be completed in such time period.

In addition, the enforcement by us of our legal rights to exploit our properties or to utilize our permits and licenses may not be recognized by the court systems in Burkina Faso, although in certain circumstances we may agree to submit a dispute to an international court of arbitration. Burkina Faso’s status as a developing country may also make it more difficult for us to obtain required financing for our projects.

Any of the above events could delay or prevent us from exploring or developing our properties even if economic quantities of minerals are found, and could have a material adverse impact on business, operations and financial condition.

Because our property interests and exploration activities in Mali are subject to political, economic and other uncertainties, situations may arise that could have a material adverse effect on our business.

While the government of Mali has historically supported the development of its natural resources by foreign companies, there is no assurance that the government will not in the future adopt different policies or interpretations respecting foreign ownership of Mineral Resources, royalties rates, taxation, rates of exchange, environmental protection, labour relations, repatriation of income or return of capital or our obligations under its respective mining codes. The possibility that the government of Mali may adopt substantially different policies or interpretations, which might extend to the expropriation of assets, may have a material adverse effect on business, operations and financial condition.

Our operations in Mali are exposed to various levels of political, economic, regulatory and other risks and uncertainties including the risk of terrorism. Mali is a developing country, and there can be no assurances that the ongoing political uncertainty and violence in Mali will not directly impact our operations or our ability to attract new funding for our operations.

Failure to comply with Philippines regulations could have a material adverse effect on our business, operations and financial condition.

The Constitution of the Philippines provides that all natural resources are owned by the State which may enter into a coproduction, joint venture or production sharing agreement with citizens of the Philippines or corporations or associations whose capital is at least 60% owned by Philippine citizens. Commonwealth Act No. 108, as amended (the “Anti-Dummy Act”), provides penalties for, among others: (a) Filipinos who permit aliens to use them as nominees or dummies so that the aliens could enjoy privileges otherwise reserved for Filipinos or Filipino corporations, and (b) aliens or foreigners who profit from the adoption of these dummy relationships. It also penalizes the act of falsely simulating the existence of minimum stock or capital as owned by citizens of the Philippines or any other country in cases in which a constitutional or legal provision requires that before a corporation or association may exercise or enjoy a right, franchise or privilege, not less than a certain percentage of its capital must be owned by such citizens.

The Anti-Dummy Act likewise prohibits aliens from intervening in the management, operation, administration or control of nationalized business or enterprises, whether as officers, employees or labourers, with or without remuneration, except that aliens may take part in technical aspects only, provided (a) no Filipino can do such technical work, and (b) it is with express authority from the Secretary of Justice. The Anti-Dummy Act also allows the election of aliens as members of the boards of directors or the governing bodies of corporations or associations engaged in partially nationalised activities in proportion to their allowable participation or share in the capital of such entities. Although we believe our structure complies with all Philippine regulations, there is a risk that, given the limited precedents to date in the country, it could be changed or challenged. Our failure to comply with Philippines regulations could have a material adverse effect on our business, operations and financial condition.

Our operations would be adversely affected if we fail to maintain satisfactory labour relations or attract and retain skilled personnel.

Production at our mining operations is dependent upon the efforts of our employees and B2Gold’s relations with its unionized and non-unionized employees. Some of our employees are represented by labour unions under various collective labour agreements. The collective bargaining agreement covering the workers at Limon Mine is effective until June 10, 2016. The collective bargaining agreement covering the workers at La Libertad Mine is effective until December 31, 2017. Any of the parties involved may present a draft of a new collective bargaining agreement with 60 days prior to expiration date, although the existing collective bargaining agreement will continue in effect until a new one has been approved. We may not be able to satisfactorily renegotiate our collective labour agreements when they expire and may face tougher negotiations or higher wage demands than would be the case for non-unionized labour. In addition, existing labour agreements may not prevent a strike or work stoppage at our facilities in the future. In addition, relations between us and our employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in those jurisdictions in which we carry on business. Changes in such legislation or in the relationship between us and our employees may have a material adverse effect on our business, financial condition and results of operations.

The Limon Mine has experienced labour issues in the past, including work stoppages or suspension of operations due to legal or illegal strikes or illegal road blockades. Time may be lost to strikes (legal and illegal). In addition, our operations at La Libertad Mine have been disrupted by work stoppages due to illegal road blockades. We are continuing to seek a permanent solution to these disruptions; however, there can be no assurance that a permanent solution will be found and that we will not have to suspend operations again. Suspension of our operations at the Limon Mine, La Libertad Mine or any of our other mines or properties could have a material adverse effect on our business, financial condition and results of operations.

In Namibia, due to high levels of unemployment, and restrictive immigration policies applied by the Namibian Ministry of Home Affairs, it may be difficult for us to obtain employment permits for skilled personnel that may be required in exploration or mining operations. In addition, Namibia suffers from high levels of poverty. Although the Namibian government spends a significant proportion (the highest single budget amount) on education, education initiatives and programs may take time to take effect. Currently, a significant proportion of the Namibian work-force can be classified as unskilled or semi-skilled labourers, as a result of which it may be difficult for employers to find skilled personnel for specialized tasks. Shortages of suitably qualified personnel in Namibia could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks related to community relations and community action.

As a mining business, we may come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which they operate) benefit and will continue to benefit from our commercial activities, and/or that we operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. We may face opposition with respect to our current and future development and exploration projects which could materially adversely affect our business, results of operations and financial condition.

Further, certain NGOs, some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or our operations specifically, could have an adverse effect on our reputation and financial condition and may impact our relationship with the communities in which we operate. They may install road blockades, apply for injunctions for work stoppage and file lawsuits for damages. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material, adverse effect on our operations. They may also file complaints with regulators in respect of B2Gold’s, and our directors’ and insiders’, regulatory filings, either in respect of us or other companies. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in B2Gold or such directors or insiders and may adversely affect the price of our securities or our prospects of obtaining the regulatory approvals necessary for advancement of some or all of our exploration and development plans or operations.

We strive to operate in a socially responsible manner. However, there can be no guarantee that our efforts in this respect will address these risks.

We rely on outside contractors to conduct certain mining and exploration activities, which could result in a material adverse effect on our business, results of operations and financial condition.

Certain of our mining and exploration activities, particularly those in the Philippines, are conducted by outside contractors. As a result, our operations at these sites will be subject to a number of risks, some of which will be outside of our control, including:

•	negotiating agreements with contractors on acceptable terms;
•	the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;
•	reduced control over such aspects of operations that are the responsibility of the contractor;
•	failure of a contractor to perform under its agreement with us;
•	interruption of operations in the event that a contractor ceases its business due to insolvency or other unforeseen events;
•	failure of a contractor to comply with applicable legal and regulatory requirements, to the extent that it is responsible for such compliance; and
•	problems of a contractor with managing its workforce, labour unrest or other employment issues.

In addition, we may incur liability to third parties as a result of the actions of a contractor. The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations and financial condition.

Our inability to overcome problems related to weather and climate in the remote areas in which we operate could have a material adverse effect on our business, results of operations and financial condition.

Certain of our operations are located in remote areas and are affected by adverse climate issues, resulting in technical challenges for conducting both geological exploration and mining operations. Although we benefit from modern mining technology, we may sometimes be unable to overcome problems related to weather and climate either expeditiously or at a commercially reasonable cost, which could have a material adverse effect on our business, results of operations and financial condition.

We may encounter conflicts with small scale miners in certain countries which could have a material adverse effect on our operations.

Small scale miners have been operating in Aroroy, Masbate Province since 1979 without obtaining a valid mining or processing permits issued by the government. Some of these mining and processing operations are within the property of FRC, and there has been evidence of contamination from tailing and effluent discharges within the Masbate property boundary. Although FRC is not legally liable for their contamination, FRC has attempted to limit the activities of these miners and inform the public about the risk of contamination. In line with attempts to limit and control their activities, FRC, in coordination with the local and national governments, began a process to enter into agreements with small scale miners. The agreements will require the formation of local cooperatives to legally apply for mining and processing permits and work on some areas of our mineral tenements that are not suitable for large scale mining and limited to a definite period of time. There is also a natural conflict in objectives between small scale miners and FRC, as the small scale miners have no legal rights to mine and are keen to access as much ore as possible. In contrast, FRC have a stated position of allowing some level of activity; however, FRC require it to be contained to nominated areas only and subject to the law governing small scale mining in the country. Accordingly, there are risks that conflict can arise that could materially adversely affect the operations of FRC.

In Nicaragua, there is a long history of small scale miner activity throughout the country. Nicaraguan law provides that 1% of a concession be available for artisanal (non-mechanized) activity. At La Libertad, we have executed several agreements with local cooperatives, and process a portion of their output from areas that are mutually agreed upon. However, this scenario is changing due to the establishment of an unaffiliated small process plant that will specialize in processing small scale miner ore. There is also independent artisanal mining being carried out. Small scale miner issues are managed by a specific specialized group at La Libertad Mine, and the focus has been to ensure that we and artisanal miners coexist within the concession. At Limon Mine, there has been no artisanal activity in the active mining area; however, in outlying non-producing concessions, there are some areas of extensive small scale miner workings. The number of artisanal miners has increased as the price of gold has increased. There is a risk of conflict with the small scale miners which could materially adversely affect our operations. Further development of our mining activities may require the relocation and physical resettlement of artisanal miners and development plans may be impacted as a result. Any delays as a result of potential relocation or resettlement could negatively impact us and may result in additional expenses or prevent further development.

Small scale artisanal miners may use sodium cyanide or mercury which are toxic materials. Should an artisanal miner’s sodium cyanide or mercury leak or otherwise be discharged into our mineral properties, we may become subject to liability for clean-up work that may not be insured. Related clean-up work may have a material adverse effect on our operations.

Mineral rights or surface rights to our properties could be challenged, and, if successful, such challenges could have a material adverse effect on our production and results of operations.

Our ability to carry out successful mineral exploration and development activities and mining operations will depend on a number of factors including compliance with our obligations with respect to acquiring and maintaining title to our interest in certain properties. The acquisition of title to mineral properties is a very detailed and time-consuming process. No guarantee can be given that we will be in a position to comply with all such conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal, extension or a transfer will be granted to us or, if they are granted, that we will be in a position to comply with all conditions that are imposed. A number of our interests are the subject of pending applications to register assignments, extend the term, and increase the area or to convert licenses to concession contracts and there is no assurance that such applications will be approved as submitted.

The interests in our properties may not be free from defects or the material contracts between us and the entities owned or controlled by a foreign government may be unilaterally altered or revoked. There can be no assurances that our rights and title interests will not be revoked or significantly altered to our detriment. There can be no assurances that our rights and title interests will not be challenged or impugned by third parties. Our interests in properties may be subject to prior unregistered liens, agreements, claims or transfers and title may be affected by, among other things, undetected defects or governmental actions.

Certain of our property interests are also the subject of joint ventures that give us the right to earn an interest in the properties. To maintain a right to earn an interest in the properties, we may be required to make certain expenditures in respect of the property maintenance by paying government claim and other fees. If we fail to make the expenditures or fail to maintain the properties in good standing, we may lose our right to such properties and forfeit any funds expended to such time.

We depend on key personnel and if we are unable to attract and retain such persons in the future it could have an adverse effect on our operations.

Our success will be largely dependent upon the performance of our key officers, employees and consultants. Locating and developing mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration, development and production personnel involved. Our success is largely dependent on the performance of our key personnel. Failure to retain key personnel or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon our success. We have not purchased any “key-man” insurance with respect to any of our directors, officers or key employees and have no current plans to do so.

Market price of our Common Shares.

Our Common Shares are publicly traded and are subject to various factors that have historically made our Common Share price volatile. The market price of our Common Shares has experienced, and may continue to experience, significant volatility, which may result in losses to investors. The market price of our Common Shares may increase or decrease in response to a number of events and factors, including: our operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to our press releases on developments at mines and our other properties, material change reports, other public announcements and our filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track our common shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of Common Shares to be publicly traded after an offering of our Common Shares; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving us or our competitors; and the other risk factors described herein.

In addition, the global stock markets and prices for mining company shares have experienced volatility that often has been unrelated to the operating performance of such companies. These market and industry fluctuations may adversely affect the market price of our Common Shares, regardless of our operating performance. The variables which are not directly related to our success and are, therefore, not within our control, include other developments that affect the market for mining company shares, the breadth of the public market for our Common Shares and the attractiveness of alternative investments.

The effect of these and other factors on the market price of our Common Shares on the exchanges on which they trade has historically made our common share price volatile and suggests that our Common Share price will continue to be volatile in the future

Failures of information systems or information security threats.

We have entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with our operations. Our operations depend, in part, on how well B2Gold and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Any of these factors could have a material adverse effect on our results of operations, cash flows and financial position.

Our insurance does not cover all potential losses, liabilities and damage related to our business and certain risks are uninsured or uninsurable.

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in such amounts as we consider to be reasonable, our insurance will not cover all the potential risks associated with our operations and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. It is not always possible to obtain insurance against all risks and we may decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

We may be unable to compete successfully with other mining companies.

The mining industry is intensely competitive in all of its phases, and we compete with many companies possessing greater financial resources and technical facilities than us with respect to the discovery and acquisition of interests in mineral properties, and the recruitment and retention of qualified employees and other persons to carry out our mineral production and exploration activities. Competition in the mining industry could adversely affect our prospects for mineral exploration and development in the future, which could have a material adverse effect on our revenues, operations and financial condition.

We are subject to litigation risks which could have a material adverse effect on our business, results of operations and financial position.

All industries, including the mining industry, are subject to legal claims, with and without merit. We are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. In addition, companies like ours that have experienced volatility in their share price have been subjected to class action securities litigation by shareholders. Defense and settlement costs can be substantial, even for claims that are without merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from management time and effort and the resolution of any particular legal proceeding to which we may become subject could have a material adverse effect on our business, results of operations and financial position.

Current global financial conditions have been subject to continued volatility.

Current global financial conditions have been subject to continued volatility. Government debt and the risk of sovereign defaults in many countries have been causing significant uncertainties in the markets. High levels of volatility and market turmoil could adversely impact commodity prices, exchange rates and interest rates and have a detrimental effect on our business.

We are subject to taxation in several different jurisdictions, and adverse changes to the taxation laws of such jurisdictions could have a material adverse effect on our profitability.

We have operations and conduct business in a number of different jurisdictions and we are subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to changes and are subject to review and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by us, which could adversely affect our profitability. Taxes may also adversely affect our ability to repatriate earnings and otherwise deploy our assets.

We may fail to maintain the adequacy of internal control over financial reporting as required by the Sarbanes-Oxley Act.

Our Common Shares are registered under the U.S. Securities Exchange Act of 1934, as amended, and listed on the NYSE MKT and, accordingly, we are subject to the reporting and other requirements of the U.S. federal securities laws that apply to foreign private issuers, including the requirement to maintain effective internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires management to do an annual assessment of our internal controls over financial reporting, and for our external auditors to conduct an independent assessment of their effectiveness.

Our internal controls over financial reporting may not be adequate, or we may not be able to maintain them as required by SOX. We also may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.

If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price of our common shares or the market value of our other securities.

If we do not implement new or improved controls, or experience difficulties in implementing them, it could harm our operating results or we may not be able to meet our reporting obligations. We may not be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. We also may not be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.

Our recent acquisitions and any other acquisition we make in the future can pose challenges in implementing the required processes, procedures and controls in the new operations. Any companies we acquire may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to us.

If any of our staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that our internal controls over financial reporting will detect this. The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgments. Continually enhancing our internal controls is important, especially as we expand and the challenges involved in implementing appropriate internal controls over financial reporting will increase. Although we intend to devote substantial time to ensuring ongoing compliance, and incurring the necessary costs associated with this, we are not certain that we will be successful in complying with Section 404 of SOX.

Aboriginal and local community title claims and rights to consultation and accommodation may affect our existing operations and development projects.

Governments in many jurisdictions must consult with Aboriginal peoples and local communities with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of Aboriginal people and local communities may require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect our ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in these jurisdictions and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of Aboriginal title claims also could affect existing operations as well as development projects. These legal requirements may also affect our ability to expand or transfer existing operations or to develop new projects.

We are subject to various anti-corruption laws and regulations and our failure to comply with such laws and regulations may have a material adverse impact on our business, financial condition and results of operations.

We are subject to various U.S., Canadian and foreign anti-corruption laws and regulations such as the Canadian Corruption of Foreign Public Officials Act. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. According to Transparency International, Nicaragua, the Philippines, Namibia, Burkina Faso and Colombia are perceived as having fairly high levels of corruption relative to Canada. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted. Failure to comply with the applicable legislation and other similar foreign laws could expose us and our senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could materially and adversely affect our business, financial condition and results of operations. Likewise, any investigation of any alleged violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on our business, financial condition and results of operations.

DIVIDENDS

We have not declared any dividends or distributions on our Common Shares since our incorporation. We intend to retain our earnings, if any, to finance growth and expand our operations and do not anticipate paying any dividends or distributions in the foreseeable future. Our board of directors may declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the board of directors considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the board of directors and will depend on our capital requirements, results of operations and such other factors as the board considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at March 24, 2016, 927,088,121 Common Shares and no preferred shares are issued and outstanding.

Common Shares

Registered holders of Common Shares are entitled to receive notice of and attend all shareholder meetings of shareholders, and are entitled to one vote for each Common Share held. In addition, holders of Common Shares are entitled to receive on a pro rata basis dividends if, as and when declared by our board of directors and, upon liquidation, dissolution or winding-up, are entitled to receive on a pro rata basis our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares, including preferred shares, ranking in priority to, or equal with, the holders of the Common Shares. Any alteration of the rights attached to common shares must be approved by at least two-thirds of the common shares voted at a meeting of our shareholders.

Preferred Shares

Preferred shares without par value may at any time and from time to time be issued in one or more series. Our board of directors may from time to time by resolution determine the maximum number of preferred shares of any such series or determine there is no maximum, determine the designation of the preferred shares of that series and amend our articles to create, define and attach, and if permitted by the BCBCA, alter, vary or abrogate, any special rights and restrictions to be attached to the preferred shares of that series. Except as provided in the special rights and restrictions attaching to the preferred shares, the holders of preferred shares will not be entitled to receive notice of, attend or vote any meeting of our shareholders. Holders of preferred shares will be entitled to preference with respect to payment of dividends on such shares over the Common Shares, and over any other of our shares ranking junior to the preferred shares with respect to payment of dividends. In the event of our liquidation, dissolution or winding-up, holders of preferred shares will be entitled to preference with respect to distribution of our property or assets over the Common Shares and over any of our other shares ranking junior to the preferred shares with respect to the repayment of capital paid up on, and the payment of any or all accrued and unpaid cumulative dividends whether or not earned or declared, or any or all declared and unpaid non-cumulative dividends, on the preferred shares.

Convertible Notes

In August 2013, we issued $258.75 million aggregate principal amount of Notes. The Notes were issued pursuant to a note purchase agreement dated as of August 23, 2013 (the “Note Purchase Agreement”) and an indenture dated as of August 23, 2013 (the “Note Indenture”). The Notes bear interest at 3.25% payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2014, and mature on October 1, 2018, unless earlier redeemed, repurchased or converted. The Notes are convertible by holders into our Common Shares, based on an initial conversion rate of 254.2912 Common Shares per $1,000 principal amount.

A holder may convert its Notes at its option at any time prior to the close of business on the business day immediately preceding July 1, 2018, only under the following circumstances: (1) during any calendar quarter ending on December 31, 2013 (and only during such calendar quarter), if the last reported sale price (as defined in the Note Indenture) of our Common Shares for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any five consecutive trading day period (the “Measurement Period”) in which the trading price (as defined in the Note Indenture) per $1,000 principal amount of Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our Common Shares and the conversion rate on each such trading day; (3) if we call the Notes for redemption; or (4) upon the occurrence of specified corporate events. On or after July 1, 2018 until the close of business on the business day immediately preceding October 1, 2018, holders may convert their Notes at any time.

Upon conversion of the Notes, holders will receive Common Shares or, subject to certain conditions, cash or a combination of cash and Common Shares, at our election. Until our borrowings under the New Credit Facility are repaid in full and cancelled or the agreement governing the New Credit Facility has been amended to permit cash settlement or combination settlement, we are required to settle any conversions in either Common Shares, or, cash subject to the limitations set forth in the agreement governing the New Credit Facility.

We may not redeem the Notes prior to October 6, 2016, except in the event of certain changes in Canadian tax law. On or after October 6, 2016, we may redeem for cash, subject to certain conditions, any or all of the Notes, at our option, if the last reported sale price of our Common Shares for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending within five trading days immediately preceding the date on which we provide notice of redemption exceeds 130% of the applicable conversion price on each applicable trading day. We may also redeem the Notes, subject to certain conditions, upon the occurrence of certain changes to the laws governing Canadian withholding taxes. The redemption price will equal 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but not including, the redemption date.

If we undergo a fundamental change (as defined in the Note Indenture), we will be required to offer to purchase the Notes in whole or in part for cash, as long as such repurchase is not prohibited under the New Credit Facility, at a price equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest to, but not including, the fundamental change repurchase date.

The Notes are our general unsecured senior subordinated obligations. The Notes will be subordinated in right of payment to our existing and future senior indebtedness, including our indebtedness under the New Credit Facility. The Notes are senior in right of payment to any of our future subordinated indebtedness. The Notes are effectively junior to any of our secured indebtedness, including all borrowings under the New Credit Facility, to the extent of the value of the assets securing such indebtedness. The Notes are structurally subordinated to all indebtedness and other liabilities of our subsidiaries (including trade payables).

Stock Options

In 2015, our board of directors and our shareholders approved the adoption of an amended and restated stock option plan (the “2015 Stock Option Plan”) for the benefit of our directors, employees and consultants. The purpose of the 2015 Stock Option Plan is to provide eligible persons with an opportunity to purchase our Common Shares and to benefit from the appreciation in the value of such Common Shares. The 2015 Stock Option Plan increases our ability to attract the individuals of exceptional skill by providing them with the opportunity, through the exercise of stock options, to benefit from our growth. The board of directors has the authority to determine the directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which Common Shares may be purchased, subject to the terms and conditions set forth in the 2015 Stock Option Plan.

Key provisions of the 2015 Stock Option Plan include:

(a)	the eligible participants are any of our directors, officers, employees, or consultants or any of our associated affiliated, controlled or subsidiary companies;

(b)

the maximum number of Common Shares issuable pursuant to options granted under the 2015 Stock Option Plan, together with the common shares issuable pursuant to all of our other previously established and outstanding or proposed security based compensation arrangements, in aggregate, will be a number equal to 8.5% of the issued and outstanding Common Shares on a non-diluted basis at any time;

(c)

a restriction that no more than 8.5% of the total number of issued and outstanding Common Shares may be issuable to our insiders pursuant to options granted to insiders under the 2015 Stock Option Plan, together with all of our other previously established and outstanding or proposed share compensation arrangements;

(d)

a restriction that no more than 5% of the total number of issued and outstanding Common Shares may be issuable to any one individual within a one-year period pursuant to options granted under the 2015 Stock Option Plan, together with all of our other previously established and outstanding or proposed share compensation arrangements, unless we have obtained disinterested shareholder approval;

(e)

the maximum number of Common Shares issuable to a non-employee director, pursuant to the 2015 Stock Option Plan, together with the Common Shares issuable pursuant to all of B2Gold’s other previously established and outstanding or proposed security based compensation arrangements, in aggregate, will not exceed 1% of the total number of issued and outstanding common shares on a non- diluted basis at the time of grant and will not exceed a value of $100,000 (based on the fair value of the options at the time of grant) per non-employee director per calendar year;

(f)

a restriction that no more than 1% of the total number of issued and outstanding Common Shares may be issuable to our non-employee directors, as a group, within a one-year period pursuant to options granted to the non-employee directors under the 2015 Stock Option Plan, together with all of our other previously established and outstanding or proposed share compensation arrangements;

(g)	the vesting period of all options shall be determined by the board of directors;

(h)	options may be exercisable for a period of up to a maximum term of ten years, such period to be determined by our board of directors and the options are non-transferable and non-assignable;

(i)

the board of directors shall fix the exercise price of each option at the time the option is granted, provided that such price is not lower than the closing market price on the trading day prior to the grant of such options, or such other minimum price as may be required by the TSX;

(j)

options held by optionees who are terminated without cause are subject to an accelerated expiry term for those options which requires that options held by those individuals expire on the earliest of: (i) the original expiry term of such options; (ii) 90 days after the optionee ceases active employment with us, (iii) 90 days after the date of delivery of written notice of retirement, resignation or termination; or (iv) the expiration date fixed by the board of directors;

(k)	options held by an individual who ceases to be employed by us for cause or is removed from office or becomes disqualified from being a director will terminate immediately;

(l)

in the event that the expiry date of an option falls within a “black-out period” (a period during which certain persons cannot trade common shares pursuant to our policy respecting restrictions on trading), or immediately following a black-out period, the expiration date is automatically extended to the date which is the tenth business day after the end of the black-out period;

(m)

in the event of death of an optionee, any option held as at the date of death is immediately exercisable for a period of 12 months after the date of death or prior to the expiry of the option term, whichever is sooner;

(n)

upon the announcement of a transaction which, if completed, would constitute a change of control of B2Gold and under which our Common Shares are to be exchanged, acquired or otherwise disposed of, including a takeover bid, all options that have not vested will be deemed to be fully vested and exercisable, solely for the purposes of permitting the optionees to exercise such options in order to participate in the change of control transaction;

(o)

options that expire unexercised or are otherwise cancelled will be returned to the 2015 Stock Option Plan and may be made available for future option grant pursuant to the provisions of the 2015 Stock Option Plan;

(p)

our board of directors may, from time to time, subject to applicable law and prior shareholder approval, if required, of the TSX or any other applicable regulatory body, suspend, terminate discontinue or amend the 2015 Stock Option Plan; and

(q)

our board of directors, without prior approval of our shareholders and the TSX or any regulatory body having authority over us, will not be entitled to: (i) increase the maximum percentage of Common Shares issuable by us pursuant to the 2015 Stock Option Plan; (ii) amend an option grant to effectively reduce the exercise price or extend the expiry date of such options; (iii) make a change of eligible participants which would have the potential of broadening or increasing participation by insiders; (iv) add any form of financial assistance; (v) add a deferred or restricted share unit or any other provision that results in an eligible participants receiving Common Shares while no cash consideration is received by us; or (vi) amend any of the amendment provisions of the 2015 Stock Option Plan.

The following table sets out the outstanding options under the Stock Option Plan, as of March 24, 2016:

Number	Exercise Price (C$)	Expiry Date
687,000	3.11	May 30, 2016
175,000	3.19	June 28, 2016
815,000	3.08	August 4, 2016
215,000	3.24	October 23, 2016
8,335,055	3.10	January 18, 2017
400,000	3.93	March 4, 2017
180,000	3.06	May 8, 2017
350,000	3.18	July 12, 2017
225,000	3.92	October 9, 2017
1,200,000	3.80	January 29, 2018
300,000	3.06	February 24, 2018
10,930,000	3.00	April 10, 2018
360,000	3.00	April 21, 2018
195,000	2.60	May 30, 2018
60,000	2.50	June 6, 2018
500,000	2.50	July 1, 2018
430,000	2.70	July 8, 2018
60,000	3.00	August 22, 2018
220,000	2.60	September 16, 2018
210,000	2.50	October 15, 2018
460,000	2.32	November 27, 2018
500,000	2.32	January 5, 2019
960,000	2.50	January 15, 2019
100,000	2.70	February 3, 2019
210,000	3.03	March 25, 2019
3,098,000	3.15	April 29, 2019
150,000	3.00	June 18, 2019
140,000	2.90	July 22, 2019
130,000	2.40	September 18, 2019
460,000	2.00	December 17, 2019
50,000	2.40	January 18, 2020

Number	Exercise Price (C$)	Expiry Date
1,140,000	2.10	February 17, 2020
19,786,500	2.00	March 29, 2020
170,000	1.90	April 22, 2020
212,000	2.01	June 10, 2020
250,000	2.01	June 17, 2020
175,000	1.65	August 30, 2020
12,185,000	1.12	February 14, 2021
70,000	1.48	February 23, 2021

As at March 24, 2016, there are also 3,800,813 options to purchase Common Shares that remain outstanding from the acquisition of Auryx and Volta.

Restricted Share Unit Plan

On May 7, 2015, our board of directors approved amendments to our Restricted Share Unit Plan (“RSU Plan”), subject to the receipt of shareholder and regulatory approvals, which approvals were obtained by June 12, 2015. Adoption of the RSU Plan was part of our continuing effort to build upon and enhance long term shareholder value. The RSU Plan reflects our commitment to a long term incentive compensation structure that aligns the interests of its employees with the interests of its shareholders.

Restricted share units (the “RSUs”) may be granted by our Compensation Committee, which has been authorized to administer the RSU Plan, to our directors, executive officers and employees (the “Designated Participants”). The Compensation Committee is entitled to exercise its discretion to restrict participation under the RSU Plan. Pursuant to the RSU Plan, 15,000,000 Common Shares are reserved for issuance. As at March 24, 2016, we have issued 11,599,608 RSUs under the RSU Plan. Accordingly, 3,400,392 RSUs remain available for grant under the RSU Plan.

The following is a summary of the key features of the RSU Plan:

Awarding RSUs

•	The number of RSUs granted will be credited to the Designated Participant’s account effective on the grant date.

•	The Compensation Committee will have the discretion to credit a Designated Participant with additional RSUs equal to the aggregate amount of any dividends that would have been paid to the Designated Participant if the RSUs had been Common Shares, divided by the market value of the Common Shares on the date immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis.

•	The maximum number of Common Shares issuable to insiders, at any time, pursuant to the RSU Plan, together with all of our other security based compensation arrangements, is 8.5% of our issued and outstanding Common Shares at any time.

•	The maximum number of Common Shares issuable to insiders within any one year period pursuant to the RSU Plan, together with all of our other security based compensation arrangements, is 8.5% of our issued and outstanding Common Shares at any time.

•	The maximum number of Common Shares issuable to a non-employee director, pursuant to the RSU Plan, together with the Common Shares issuable pursuant to all of B2Gold’s other previously established and outstanding or proposed security based compensation arrangements, in aggregate, will not exceed 1% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time and will not exceed a value of $100,000 (based on the fair value of the options at the time of grant) per non-employee director per calendar year.

•	Any rights with respect to RSUs will not be transferable or assignable other than for normal estate settlement purposes.

Vesting

•	Unless otherwise determined by the Compensation Committee, one-third (1/3) of the RSUs will vest on each of the first, second and third anniversaries of the date that the RSUs are granted.

•

In the event that a Designated Participant dies, retires, becomes disabled or is terminated without cause prior to the vesting of the RSUs, the RSUs will vest on a pro rata basis based on the date that employment is terminated and the time remaining until the applicable vesting date.

•	If a Designated Participant is terminated for cause or resigns without good reason, his or her RSUs will immediately expire as of the date of termination.

Redemption

•	Each RSU entitles the holder, subject to the terms of the RSU Plan, to receive a payment in fully-paid Common Shares and will be redeemed five days after the RSU is fully vested. Each RSU will be redeemed for one Common Share.

Change of Control

•

If there is a corporate transaction that results in any person or group of persons acquiring more than 20% of our outstanding Common Shares or substantially all of our assets, or the incumbent members of the board of directors no longer constitute a majority of the board, a change of control will have occurred for the purposes of the RSU Plan.

•

In the event of a change of control, for Designated Participants whose employment thereafter ceases for any reason other than resignation without good reason or termination for cause, the RSUs will immediately be deemed to vest and we will, at our option, issue Common Shares or pay a cash amount equal to the market value of such vested RSUs to the Designated Participant.

•

In the event of a change of control, should the person or group acquiring the Common Shares not agree to assume all of our obligations under the RSU Plan, all unvested RSUs held by Designated Participants will immediately be deemed to vest and we will, at our option, issue common shares or pay a cash amount equal to the market value of such vested RSUs to the Designated Participant.

Amendment

•

The Board may amend, suspend or terminate the RSU Plan at any time without shareholder approval, unless shareholder approval is required by law or by the rules, regulations and policies of the TSX, provided that, without the consent of a Designated Participant, such amendment, suspension or termination may not in any manner adversely affect the Designated Participant’s rights.

•

Subject to the terms of the RSU Plan, the Board may approve amendments relating to the RSU Plan, without obtaining shareholder approval, to the extent that such amendment is (i) of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements; (ii) an amendment relating to administration of the RSU Plan and eligibility for participation under the RSU Plan; (iii) changes the terms and conditions on which RSUs may be or have been granted pursuant to the RSU Plan, including change to the vesting provisions of the RSUs; (iv) changes the termination provisions of an RSU or the RSU Plan; or (v) is an amendment of a “housekeeping nature”.

•	Shareholder approval will be required for: (i) increasing the number of securities issuable under the RSU Plan; (ii) making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by insiders; (iii) amending the restriction on transferability of RSUs; (iv) permitting awards other than RSUs to be made under the RSU Plan; and (v) deleting or reducing the amendments that require shareholders’ approval under the RSU Plan.

MARKET FOR SECURITIES

Trading Price and Volume

Our Common Shares are listed for trading on the TSX under the symbol “BTO”. The following table sets out the market price range and trading volumes of our Common Shares on the TSX for the periods indicated.

Year		High (C$)	Low (C$)	Volume (no. of shares)
	March 1-24	2.22	1.40	166,122,398
	February	1.61	1.06	167,521,741
2016	January	1.53	0.86	131,398,120
	December	1.69	1.38	96,459,976
	November	1.51	1.31	88,246,740
	October	1.88	1.37	92,462,882
	September	1.75	1.35	70,145,106
	August	1.79	1.30	73,025,399
	July	1.98	1.34	72,352,487
	June	2.21	1.90	48,159,947
	May	2.18	1.86	63,718,986
	April	2.04	1.86	54,618,270
2015	March	2.17	1.79	96,223,177

On March 24, 2016, the closing price of our Common Shares on the TSX was C$2.11 per share.

Our Common Shares are listed for trading on the NYSE MKT under the symbol “BTG”. The following table sets out the market price range and trading volumes of our Common Shares on the NYSE MKT for the periods indicated.

Year		High (US$)	Low (US$)	Volume (no. of shares)
	March 1-24	1.71	1.04	87,265,689
	February	1.17	0.76	44,070,992
2016	January	1.08	0.60	40,605,702
	December	1.26	0.99	190,875,279
	November	1.14	0.99	43,924,312
	October	1.46	1.03	40,716,298
	September	1.29	1.00	68,403,358
	August	1.37	0.98	49,556,383

Year		High (US$)	Low (US$)	Volume (no. of shares)
	July	1.57	1.02	40,234,259
	June	1.77	1.52	42,892,809
	May	1.79	1.53	38,194,045
	April	1.71	1.48	33,974,902
2015	March	1.73	1.39	59,877,340

On March 24, 2016, the closing price of our Common Shares on the NYSE MKT was US$1.59 per share.

Prior Sales

The following table summarizes the issuances of securities convertible or exercisable for Common Shares by us during the most recently completed financial year and within the 12 months prior to the date of this Annual Information Form.

Date of Issue	Number of Securities	Security	Price per Security ($)
February 2, 2015	75,000	Restricted Share Units	2.49
February 11, 2015	90,000	Restricted Share Units	2.16
February 18, 2015	1,140,000	Stock Options	2.10
March 23, 2015	1,259,910	Restricted Share Units	1.90
March 30, 2015	20,521,500	Stock Options	2.00
April 1, 2015	90,000	Restricted Share Units	1.93
April 23, 2015	170,000	Stock Options	1.90
June 11, 2015	212,000	Stock Options	2.01
June 18, 2015	250,000	Stock Options	2.01
July 2, 2015	150,000	Restricted Share Units	1.87
August 28, 2015	50,000	Restricted Share Units	1.62
August 31, 2015	175,000	Stock Options	1.65
February 5, 2016	12,185,000	Stock Options	1.12
February 22, 2016	96,246	Restricted Share Units	1.43
February 24, 2016	70,000	Stock Options	1.48
March 21, 2016	1,817,821	Restricted Share Units	2.02

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, municipality, province or state of residence, position held with us, the date of appointment of each of our directors and executive officers, principal occupation within the immediately preceding five years and the shareholdings of each director and executive officer. The statement as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers named below is in each instance based upon information furnished by the person concerned and is as at the date of this Annual Information Form. Our directors hold office until the next annual general meeting of the shareholders or until their successors are duly elected or appointed.

Name and		Principal		Number of
Municipality		Occupation During	Director/Officer	Voting
of Residence	Position with B2Gold	Past Five Years	Since	Securities (1)

Clive Johnson(7) British Columbia, Canada	President, Chief Executive Officer and Director	President, Chief Executive Officer of B2Gold	December 17, 2006	8,204,161(2)

Robert Cross(4)(5)(6) British Columbia, Canada	Chairman and Director	Serves as independent director and, in some cases, non-executive Chairman of public companies, principally in the resource sector	October 22, 2007	1,871,660

Robert Gayton(4)(5)(6) British Columbia, Canada	Director	Consultant to various public companies since 1987	December 17, 2006	453,000

Jerry Korpan(4)(6)(7) London, England	Director	Director of several public natural resource companies	November 20, 2007	2,300,000

Barry Rayment(4)(5)(7) California, USA	Director	Mining industry consultant; formerly the President of Mining Assets Corporation from 1993 to 2010	October 22, 2007	800,000(3)

Bongani Mtshisi Johannesburg, South Africa	Director	CEO of BSC Resources Ltd. from October 2005 to present	December 22, 2011	22,800

Kevin Bullock Ontario, Canada	Director	CEO of Golden Reign Resources Ltd from January 2016 to present; formerly the President and Chief Executive Officer of Volta Resources Inc.	December 22, 2013	156,739

Mark Connelly Perth, Australia	Director	Director of several public mining companies; formerly Managing Director of Papillon Resources Limited in Perth, Australia	October 3, 2014	355,364

George Johnson Washington, USA	Director	Senior Vice President of Operations, B2Gold, until April 30, 2015	March 15, 2016 (as Director)	500,000

Roger Richer British Columbia, Canada	Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B2Gold	December 17, 2006	4,676,250(2)

Michael Cinnamond British Columbia, Canada	Senior Vice President of Finance and Chief Financial Officer	Senior Vice President of Finance and Chief Financial Officer of B2Gold, Senior Vice President, Administration of B2Gold; formerly a partner at PricewaterhouseCoopers LLP	July 1, 2013	232,334

Tom Garagan British Columbia, Canada	Senior Vice President of Exploration	Senior Vice President of Exploration of B2Gold	March 8, 2007	5,199,193(2)

Dennis Stansbury Nevada, USA	Senior Vice President of Engineering and Project Evaluations	Senior Vice President of Engineering and Project Evaluations	March 8, 2007	4,095,785

Name and		Principal		Number of
Municipality		Occupation During	Director/Officer	Voting
of Residence	Position with B2Gold	Past Five Years	Since	Securities (1)

William Lytle Colorado, USA	Senior Vice President of Operations	Senior Vice President of Operations of B2Gold; Vice President, Africa of B2Gold; Vice President Country Manager, Namibia of B2Gold	February 5, 2016	Nil

Notes:
(1)

The information as to the nature of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers, not being within our knowledge, has been furnished by such directors and officers.

(2)

Messrs. Johnson, Richer and Garagan are trustees of the Incentive Trust (the “Trustees”) that holds 2,705,000 Common Shares. The number of Common Shares beneficially owned, or controlled or directed, directly or indirectly by each of Messrs. Johnson, Richer and Garagan as set forth in the table above excludes 676,250 Common Shares that are held pursuant to a declaration of trust dated June 29, 2007 between us and the Trustees, which was established to hold options and shares to be allocated to our directors, officers, employees and service providers as determined by the Trustees.

(3)	600,000 Common Shares are held through the Barry D. Rayment and Celia M. Rayment Trust, of which Mr. Rayment is a trustee.
(4)	Member of the Audit Committee.
(5)	Member of the Compensation Committee.
(6)	Member of the Corporate Governance and Nominating Committee.
(7)	Member of Health, Safety, Environment & Social Committee.

Shareholdings of Directors and Executive Officers

As at the date of this Annual Information Form, our directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 29,795,084 Common Shares, representing approximately 3.2% of the issued and outstanding Common Shares.

Cease Trade Orders or Bankruptcies

None of our directors or executive officers is, as at the date of this Annual Information Form, or was within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including B2Gold), that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of subsections (a) and (b), “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days.

None of our directors or executive officers, or a shareholder holding a sufficient number of our securities to affect materially control of B2Gold:

(a)

is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including B2Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

The foregoing information, not being within our knowledge, has been furnished by the respective directors, officers and shareholders holding a sufficient number of our securities to affect materially control of B2Gold.

Penalties or Sanctions

None of our directors or executive officers, or a shareholder holding a sufficient number of our securities to affect materially the control of B2Gold, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding us.

The foregoing information, not being within our knowledge, has been furnished by the respective directors, officers and shareholders holding a sufficient number of our securities to affect materially control of B2Gold.

Conflicts of Interest

Our directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflict of interest arises at a meeting of our board of directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In addition, all related party transactions must be approved by our corporate governance and nominating committee. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the BCBCA, our directors are required to act honestly, in good faith and in our best interests. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which we may be exposed and its financial position at that time.

Our directors and officers are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. See “Risk Factors”. Our directors and officers of are not aware of any such conflicts of interests.

Code of Ethics

We have adopted a code of ethics, which is applicable to all directors, officers and employees. A copy of the code can be obtained from our website at www.b2gold.com.

AUDIT COMMITTEE

We have established an Audit Committee, comprised of three independent directors, which operates under a charter approved by our board of directors. A copy of the Audit Committee Charter is set out in full in Schedule A to this Annual Information Form. It is the board of directors’ responsibility to ensure that we have an effective internal control framework. The Audit Committee’s primary function is to assist the board of directors to meet its oversight responsibilities in relation to our financial reporting and external audit function, internal control structure and risk management procedures. In doing so, it will be the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, the external auditors and our management.

The Audit Committee reviews the effectiveness of our financial reporting and internal control policies and its procedures for the identification, assessment, reporting and management of risks. The Audit Committee oversees and appraises the quality of the external audit and internal control procedures, including financial reporting and practices, business ethics, policies and practices, accounting policies, and management and internal controls.

Composition of the Audit Committee

All members of the Audit Committee are: (i) independent within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”), which provides that a member shall not have a direct or indirect material relationship with us that could, in the view of the board of directors, reasonably interfere with the exercise of a member’s independent judgment; (ii) independent within the meaning of the NYSE MKT Company Guide and Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended; and (iii) considered to be financially literate under NI 52-110. The members of the Audit Committee are: Robert Gayton (Chairman), Barry Rayment and Jerry Korpan. The board of directors has determined that Mr. Gayton qualifies as an audit committee financial expert within the meaning of applicable U.S. securities laws.

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Barry D. Rayment, Ph.D.

Dr. Rayment is a mining geologist with over 35 years of experience in base and precious metals exploration. Dr. Rayment was the President of Mining Assets Corporation, a private mineral consulting firm that provides geological services to the mining industry, between 1993 and 2010. Dr. Rayment has considerable experience reviewing and analyzing financial statements of the various public companies in the resource sector that he has been involved in. He is currently a mining industry consultant and a director of a public exploration and mining company. Dr. Rayment obtained a Ph.D in mining geology from the Royal School of Mines, London (1974).

Robert J. Gayton, B.Comm. Ph.D, FCA

Dr. Gayton is a Chartered Professional Accountant and obtained a Ph.D in accounting/finance from the University of California, Berkeley in 1973. Dr. Gayton was a member of the business school faculties at Berkeley and the University of British Columbia from 1965 to 1974. In 1974, Dr. Gayton left academia to join Peat Marwick Mitchell (now KPMG LLP) and established their professional development program. He became a partner in 1976 and transferred to the audit practice in 1979. In 1987, Dr. Gayton left the firm to join a client and since that time has acted as financial advisor/officer to various resource based companies.

Jerry Korpan

Mr. Korpan completed financial executive education courses at the City of London Business School in 1996 where he studied accounting and financial analysis and project and infrastructure finance, among other things. From 2011 to 2015, Mr. Korpan served as a director and a member of the audit committee of Midas Gold Corporation.

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by our board of directors.

Reliance on Certain Exemptions

At no time since the commencement of our most recently completed financial year have we relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to us by our independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to us by our independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to us by our independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by our auditor for the fiscal year ended December 31, 2015 have been pre-approved by our Audit Committee. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

External Auditor Service Fees

The aggregate fees billed by our external auditors, PricewaterhouseCoopers LLP, in each of the last financial years are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2015	$1,155,335	$96,177	$Nil	$Nil
2014	$1,056,126	$146,250	$81,264	$145,064

Notes:
(1)	The aggregate audit fees billed.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements which are not included under the heading “Audit Fees”, including review of interim financial statements, services provided in connection with regulatory filings and engagements relating to offering documents.

(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(4)

The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”, including fees related to our compliance processes for the Sarbanes-Oxley Act of 2002.

LEGAL PROCEEDINGS

We are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We cannot reasonably predict the likelihood or outcome of these actions. Except as described below, we do not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reason therein, would have a material effect on our financial condition or future results of operations.

ZTS Claim

On April 7, 2014, ZTS, a local Malian company, filed a claim against Papillon before the Commercial Court of Bamako seeking to claim an additional shareholding in Songhoi. Papillon’s Medinandi tenement is owned by Songhoi, which was a joint venture company between Papillon and its former local joint venture partner, Mani. Mani originally acquired the tenement from ZTS in 2006. On June 26, 2014, a judge of the Commercial Court of Bamako dismissed Papillon’s arguments on jurisdiction and accepted ZTS’s claims on the merits. Papillon initiated International Chamber of Commerce (ICC) arbitral proceedings in Paris in order to secure its rights against ZTS and other respondents, which was registered by the ICC Secretariat. On January 18, 2015, following our acquisition of Papillon, we entered into a settlement agreement with ZTS and Mani pursuant to which the parties agreed to withdraw all claims in the Malian courts and the proceedings with the ICC, and Papillon acquired the remaining 10% interest of Songhoi that was held by Mani.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or shareholder holding on record or beneficially, directly or indirectly, more than 10% of our issued shares, or any of their respective associates or affiliates has any material interest, direct or indirect, in any transaction in which we have participated prior to the date of this Annual Information Form, or in any proposed transaction, which has materially affected or will materially affect us.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Vancouver, British Columbia.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts that we have entered in the financial year ended December 31, 2015, or before the last financial year but still in effect, are as follows:

1.	The Note Indenture.

2.	The Note Purchase Agreement.

Copies of the above material contracts are available under our profile on the SEDAR website at www.sedar.com.

INTERESTS OF EXPERTS

The persons referred to below have been named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under NI 51-102 during, or relating to, our financial year ended December 31, 2015.

Donald E. Hulse P.E., William J. Crowl, MMSA of Gustavson Associates, LLC and Deepak Malhotra, Ph.D. are the authors responsible for the Libertad Technical Report.

Mark Turner, B. Eng., MAusIMM, and Andrew Vigar, B. App. Sc Geo., FAusIMM, MSEG are the authors responsible for the Masbate Technical Report.

William Lytle, P.E., M.Sc., B.Sc., Tom Garagan, P.Geo, B.Sc., Hermanus Kriel, Pr.Eng., B.Eng., Glenn Bezuidenhout, Pr. Eng., FSAIMM and Guy Wiid, Pr.Eng., M.Sc., B.Sc. are the authors responsible for the Otjikoto Feasibility Study.

Tom Garagan, P.Geo, B.Sc., William Lytle, P.E., M.Sc., B.Sc., Peter Montano, P.E., Ken Jones, P.E., Sandy Hunter, MAusIMM(CP), and David J.T. Morgan, MIEAust CPEng, are the authors responsible for the Fekola Feasibility Study.

To our knowledge, none of the persons above, except for Tom Garagan, our Senior Vice President of Exploration, William Lytle, our Senior Vice President of Operations, and Peter Montano, our Senior Project Engineer, held, at the time of or after such person prepared the statement, report or valuation, any registered or beneficial interests, direct or indirect, in any of our securities or other property or of one of its associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of B2Gold or of any associate or affiliate of B2Gold.

PricewaterhouseCoopers LLP, Chartered Professional Accountants, provided an auditor’s report in respect to our financial statements for the year ended December 31, 2015 dated March 15, 2016. PricewaterhouseCoopers LLP has advised us that they are independent with respect to us in accordance with the Code of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information, including that relating to directors’ and officers’ remuneration, principal holders of our securities and securities authorized for issuance under equity compensation plans, interests of insiders in material transactions and corporate governance practices, is contained in our management information circular for the annual general and special meeting of shareholders held on June 12, 2015.

Additional financial information is provided in our comparative financial statements and management’s discussion and analysis for the year ended December 31, 2015, which will be available under our profile on the SEDAR website at www.sedar.com.

Additional information relating to us is available under our profile on the SEDAR website at www.sedar.com.

Dated March 29, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

“Clive Johnson”

Clive Johnson
President & Chief Executive Officer

SCHEDULE A
AUDIT COMMITTEE CHARTER

1.	OVERALL PURPOSE/OBJECTIVES

The Audit Committee (the “Committee”) of B2Gold Corp. (the “Company”) will assist the Board of Directors of the Company (the “Board”) in fulfilling its responsibilities. The Committee will oversee the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Company’s business, operations and risks.

2.	AUTHORITY

2.1.

The Board authorizes the Committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice and to ensure the attendance of Company officers at meetings, as the Committee deems appropriate.

2.2.

The Committee shall receive appropriate funding, as determined by the Committee, for payment of compensation to the external auditors and to any legal or other advisers employed by the Committee, and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

3.	COMPOSITION, PROCEDURES AND ORGANIZATION

3.1.	The Committee will be comprised of at least three members of the Board.

3.2.	Except as permitted by all applicable legal and regulatory requirements:

(a)

each member of the Committee shall be “independent” as defined in accordance with Canadian Multilateral Instrument 52-110 – Audit Committee, U.S. Securities laws and regulations and applicable stock exchange rules;

(b)

each member of the Committee will be “financially literate” with the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. Additionally, at least one member of the Committee shall be financially sophisticated, shall be considered an “audit committee financial expert” within the meaning of the rules of the U.S. Securities and Exchange Commission and shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer or other executive officer with financial oversight responsibilities; and

(c)	none of the members of the Committee may have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company during the past three years.

3.3.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, will appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

3.4.	The Committee shall elect from its members a Chairman. The Secretary shall be elected from its members, or shall be the Secretary, or the Assistant or Associate Secretary, of the Company.

3.5.	Any member of the Committee may be removed or replaced at any time by the Board. A member shall cease to be a member of the Committee upon ceasing to be a director of the Company.

3.6.	Meetings shall be held not less than quarterly. Special meetings shall be convened as required. External auditors may convene a meeting if they consider that it is necessary.

3.7.	The times and places where meetings of the Committee shall be held and the procedures at such meetings shall be as determined, from time to time, by the Committee.

3.8.

Notice of each meeting of the Committee shall be given to each member of the Committee. Subject to the following, notice of a meeting shall be given orally or by letter, telex, telegram, electronic mail, telephone facsimile transmission or telephone not less than 48 hours before the time fixed for the meeting. Notice of regular meetings need state only the day of the week or month, the place and the hour at which such meetings will be held and need not be given for each meeting. Members may waive notice of any meeting.

3.9.

The Committee will invite the external auditors, management and such other persons to its meetings as it deems appropriate. However, any such invited persons may not vote at any meetings of the Committee.

3.10.

A meeting of the Committee may be held by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other during the meeting.

3.11.

The majority of the Committee shall constitute a quorum for the purposes of conducting the business of the Committee. Notwithstanding any vacancy on the Committee, a quorum may exercise all of the powers of the Committee.

3.12.

Any decision made by the Committee shall be determined by a majority vote of the members of the Committee present or by consent resolution in writing signed by each member of the Committee. A member will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member dissents.

3.13.	A record of the minutes of, and the attendance at, each meeting of the Committee shall be kept. The approved minutes of the Committee shall be circulated to the Board forthwith.

3.14.

The Committee shall report to the Board on all proceedings and deliberations of the Committee at the first subsequent meeting of the Board, and at such other times and in such manner as the Board or the articles of the Company may require or as the Committee in its discretion may consider advisable.

3.15.

The Committee will have access to such officers and employees of the Company and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

3.16.

The internal accounting staff, any external accounting consultant(s) and the external auditors of the Company will have a direct line of communication to the Committee and may bypass management if deemed necessary. The external auditors will report directly to the Committee.

4.	ROLES AND RESPONSIBILITIES

The roles and responsibilities of the Committee are as follows.

4.1.	Oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company.

4.2.	Review with management its philosophy with respect to controlling corporate assets and information systems, the staffing of key functions and its plans for enhancements.

4.3.	Review the terms of reference and effectiveness of any internal audit process, and the working relationship between internal financial personnel and the external auditor.

4.4.	Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

4.5.

Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements, reviewing with management and the external auditor where appropriate.

4.6.	Review any legal matters which could significantly impact the financial statements as reported on by the General Counsel and meet with outside counsel whenever deemed appropriate.

4.7.

Review the annual financial statements and the results of the audit with management and the external auditors prior to the release or distribution of such statements, and obtain an explanation from management of all significant variances between comparative reporting periods.

4.8.

Review the interim financial statements with management prior to the release or distribution of such statements, and obtain an explanation from management of all significant variances between comparative reporting periods.

4.9.

Review all public disclosure concerning audited or unaudited financial information before its public release and approval by the Board, including management’s discussion and analysis, financial information contained in any prospectus, private placement offering document, annual report, annual information form, takeover bid circular, and any annual and interim earnings press releases, and determine whether they are complete and consistent with the information known to Committee members.

4.10.	Assess the fairness of the financial statements and disclosures, and obtain explanations from management on whether:

(a)	actual financial results for the financial period varied significantly from budgeted or projected results;

(b)	generally accepted accounting principles have been consistently applied;

(c)	there are any actual or proposed changes in accounting or financial reporting practices; and

(d)	there are any significant, complex and/or unusual events or transactions such as related party transactions or those involving derivative instruments and consider the adequacy of disclosure thereof.

4.11.	Determine whether the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

4.12.	Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

4.13.	Review audit issues related to the Company’s material associated and affiliated companies that may have a significant impact on the Company’s equity investment.

4.14.	Ascertain whether any significant financial reporting issues were discussed by management and the external auditor during the fiscal period and the method of resolution.

4.15.	Review and resolve any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

4.16.	Be directly responsible for:

(a)	the selection of the firm of external auditors to be proposed for election as the external auditors of the Company;

(b)	the oversight of the work of the Company’s external auditors; and

(c)

subject to the grant by the shareholders of the authority to do so, if required, fixing the compensation to be paid to the external auditors. The external auditor shall report directly to the Committee.

4.17.

Review and approve the proposed audit plan and the external auditors’ proposed audit scope and approach with the external auditor and management and ensure no unjustifiable restriction or limitations have been placed on the scope.

4.18.

Explicitly approve, in advance, all audit and non-audit engagements of the external auditors; provided, however, that non-audit engagements may be approved pursuant to a pre-approval policy established by the Committee that (i) is detailed as to the services that may be pre-approved, (ii) does not permit delegation of approval authority to the Company’s management, and (iii) requires that the delegatee or management inform the Committee of each service approved and performed under the policy. Approval for minor non-audit services is subject to applicable securities laws.

4.19.

If it so elects, delegate to one or more members of the Committee the authority to grant such pre-approvals. The delegatee’s decisions regarding approval of services shall be reported by such delegatee to the full Committee at each regular Committee meeting.

4.20.

Oversee the independence of the external auditors. Obtain from the external auditors a formal written statement delineating all relationships between the external auditors and the Company, consistent with the Independence Standards Board Standard No. 1. Actively engage in a dialogue with the external auditors with respect to any disclosed relationships or services that impact the objectivity and independence of the external auditor.

4.21.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

4.22.

Review the performance of the external auditors, and in the event of a proposed change of auditor, review all issues relating to the change, including the information to be included in any notice of change of auditor as required under applicable securities laws, and the planned steps for an orderly transition.

4.23.	Review the post-audit or management letter, containing the recommendations of the external auditor, and management’s response and subsequent follow-up to any identified weakness.

4.24.

Review the evaluation of internal controls and management information systems by the external auditor, and, if applicable, the internal audit process, together with management’s response to any identified weaknesses and obtain reasonable assurance that the accounting systems are reliable and that the system of internal controls is effectively designed and implemented.

4.25.	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

4.26.

Review the process under which the Chief Executive Officer and the Chief Financial Officer evaluate and report on the effectiveness of the Company’s design of internal control over financial reporting and disclosure controls and procedures.

4.27.

Obtain regular updates from management and the Company’s legal counsel regarding compliance matters, as well as certificates from the Chief Financial Officer as to required statutory payments and bank covenant compliance and from senior operating personnel as to permit compliance.

4.28.	Establish a procedure for the:

(a)	confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,

(b)	receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.

4.29.	Meet separately with the external auditors to discuss any matters that the Committee or auditors believe should be discussed privately.

4.30.	Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

4.31.	Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

4.32.	Review and assess the adequacy of insurance coverage, including directors’ and officers’ liability coverage.

4.33.	Perform other functions as requested by the full Board.

4.34.

If it deems necessary, institute special investigations and, if it deems appropriate, hire special counsel or other experts or advisors to assist, and set the compensation to be paid to such special counsel or other experts or advisors.

5.	GENERAL

In addition to the foregoing, the Committee will:

(a)	assess the Committee’s performance of the duties specified in this charter and report its finding(s) to the Board;

(b)	review and assess the adequacy of this charter at least annually and recommend any proposed changes to the Board for approval; and

(c)	perform such other duties as may be assigned to it by the Board from time to time or as may be required by any applicable stock exchanges, regulatory authorities or legislation.